SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

         INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


Pre-Effective Amendment No.        1                                     [X]
                               ---------

Post-Effective Amendment No.                                             [ ]
                               ---------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.            9         (File No. 811-07511)         [X]
                               ---------

                        (Check appropriate box or boxes)

                         ACL VARIABLE ANNUITY ACCOUNT 2
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                           (Exact Name of Registrant)

                    American Centurion Life Assurance Company
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                               (Name of Depositor)

20 Madison Avenue Extension, Albany NY                             12203
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(Address of Depositor's Principal Executive Offices)            (Zip Code)

Depositor's Telephone Number, including Area Code              (612) 671-3794
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       James M. Odland, 50607 AXP Financial Center, Minneapolis, MN 55474
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                     (Name and Address of Agent for Service)

It is proposed that this filing become effective: February 11, 2003 or as soon as practicable thereafter but no later than February 14, 2003.

American Express

Innovations(SM) Variable Annuity

Issued by:
American Centurion Life Assurance Company

Prospectus


February __, 2003


INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY

ACL Variable Annuity Account 2

Issued by: American Centurion Life Assurance Company (American Centurion Life)
           20 Madison Avenue Extension
           Albany, NY 12203
           Telephone: (800) 504-0469

This prospectus contains information that you should know before investing. Prospectuses are also available for:

o   American Express(R) Variable Portfolio Funds


o   AIM Variable Insurance Funds, Series II Shares


o   Alliance Variable Products Series Fund (Class B)


o   Fidelity(R) Variable Insurance Products Service Class 2


o   Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) -
    Class 2

o   MFS(R) Variable Insurance Trust(SM) - Service Class


o   Oppenheimer Variable Account Funds - Service Shares


o   Putnam Variable Trust - Class IB Shares

Please read the prospectuses carefully and keep them for future reference.

The contract provides for purchase payment credits which we may reverse under certain circumstances. Expense charges for contracts with purchase payment credits may be higher than expenses for contracts without such credits. The amount of the credit may be more than offset by any additional fees and charges associated with the credit.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this contract involves investment risk including the possible loss of principal.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting American Centurion Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

Variable annuities are complex investment vehicles. Before you invest, be sure to ask your sales representative about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

American Centurion Life and its affiliate companies offers several different annuities which your sales representative may be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.

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

Table of Contents


Key Terms                                                               3

The Contract in Brief                                                   4

Expense Summary                                                         6

Condensed Financial Information (Unaudited)                            33

Financial Statements                                                   34

Performance Information                                                34

The Variable Account and the Funds                                     35

The One-Year Fixed Account                                             42

Buying Your Contract                                                   42

Charges                                                                44

Valuing Your Investment                                                48

Making the Most of Your Contract                                       50

Withdrawals                                                            54

TSA -- Special Withdrawal Provisions                                   54

Changing Ownership                                                     54

Benefits in Case of Death                                              55

Optional Benefits                                                      58

The Annuity Payout Period                                              65

Taxes                                                                  67

Voting Rights                                                          69

Substitution of Investments                                            69

About the Service Providers                                            70

Table of Contents of the Statement of Additional Information           71

Appendix A: Performance Credit Rider Adjusted Partial Withdrawal       72


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

Key Terms

These terms can help you understand details about your contract.

Accumulation unit: A measure of the value of each subaccount before annuity payouts begin.

Annuitant: The person on whose life or life expectancy the annuity payouts are based.

Annuity payouts: An amount paid at regular intervals under one of several plans.


Assumed investment rate: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 3.5% but you may request we substitute an assumed investment rate of 5.0%. The 5.0% assumed investment rate is not available for non-qualified plans with a five-year withdrawal charge schedule.


Beneficiary: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.

Close of business: When the New York Stock Exchange (NYSE) closes, normally 4 p.m. Eastern time.

Contract: A deferred annuity contract that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

Contract value: The total value of your contract before we deduct any applicable charges.

Contract year: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

Funds: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.

One-year fixed account: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.

Owner (you, your): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

Purchase payment credits: An addition we make to your contract value. We base the amount of the credit on total net payments (total payments less total withdrawals). We apply the credit to your contract based on your current payment.

Qualified annuity: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o Individual Retirement Annuities (IRAs) under Section 408(b) of the Internal Revenue Code of 1986, as amended (the Code)

o   Roth IRAs under Section 408A of the Code

o   Simplified Employee Pension (SEP) plans under Section 408(k) of the Code

o   Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered nonqualified annuities.

Retirement date: The date when annuity payouts are scheduled to begin.

Rider effective date: The date you add a rider to the contract.

Valuation date: Any normal business day, Monday through Friday, that the NYSE is open. Each valuation date ends at the close of business. We calculate the value of each subaccount at the close of business on each valuation date.

Variable account: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

Withdrawal value: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

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3 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

The Contract in Brief

Purpose: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the one-year fixed account and/or subaccounts under the contract. These accounts, in turn, may earn returns that increase the value of the contract. Beginning at a specified time in the future called the retirement date, the contract provides lifetime or other forms of payout of your contract value. As in the case of other annuities, it may not be advantageous for you to purchase this contract as a replacement for, or in addition to, an existing annuity contract or life insurance policy.

Most annuities have a tax-deferred feature. So do many retirement plans under the Internal Revenue Code. As a result, when you use an annuity to fund a retirement plan that is tax deferred, your annuity will not provide any necessary or additional tax deferral for that retirement plan. But annuities do have features other than tax deferral that may help you reach your retirement goals. You should consult your tax advisor prior to making a purchase for an explanation of the tax implications to you.

Free look period: You may return your contract to your sales representative or to our office within the time stated on the first page of your contract and receive a full refund of the contract value, less any purchase payment credits. (See "Buying Your Contract -- Purchase Payment Credits.") However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (Exception: If the law requires, we will refund all of your purchase payments.)

Accounts: Currently, you may allocate your purchase payments among any or all of:


o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 35)

o the one-year fixed account, which earns interest at rates that we adjust periodically. (p. 42)

Buying your contract: Your sales representative will help you complete and submit an application. Applications are subject to acceptance at our office. You may buy a nonqualified annuity or a qualified annuity. After your initial purchase payment, you have the option of making additional purchase payments in the future. (p. 42)


Minimum initial purchase payments


       $2,000 initial payment.


       $100 for additional payments.


Maximum total purchase payments* (without prior approval):


       $1,000,000


* This limit applies in total to all American Centurion Life annuities you own. We reserve the right to increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.

Transfers: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the accounts. One-year fixed account transfers are subject to special restrictions. (p. 51)

Withdrawals: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59-1/2) and may have other tax consequences; also, certain restrictions apply. (p. 54)

Changing ownership: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 54)

Benefits in case of death: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 55)

Optional benefits: This contract offers optional features that are available for additional charges if you meet certain criteria. (p.
58)

Annuity payouts: You can apply your contract value to an annuity payout plan that begins on the retirement date. The retirement date may not be earlier than 13 months from the contract date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet the requirements of the tax-deferred retirement plan. We can make payouts on a fixed or variable basis, or both. Total monthly payouts may include amounts from each subaccount and the one-year fixed account. During the annuity payout period, your choices for subaccounts may be limited. (p. 65)


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4 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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


Taxes: Generally, your contract grows tax deferred until you make withdrawals from it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. However, Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. (p. 67)

Charges: We assess certain charges in connection with your contract:  (p. 44)

o    $40 annual contract administrative charge(1);

o if you select the Guaranteed Minimum Income Benefit Rider - Maximum Anniversary Value an annual fee (currently 0.55%) based on the adjusted contract value(1),(2);

o    if you select the Guaranteed Minimum Income Benefit Rider - 6% Rising Floor
     an  annual  fee   (currently   0.75%)  based  on  the   adjusted   contract
     value(1),(2);

o if you select the Performance Credit Rider (PCR), an annual fee of 0.15% of the contract value(1),(2);


o    withdrawal charge;

o    the operating expenses of the funds in which the subaccounts invest; and

o the total variable account expenses (if you make allocations to one or more subaccounts):


                                                               Variable account     Total mortality and     Total variable
                                                             administrative charge   expense risk fee       account expense
Seven-year withdrawal charge schedule:
    Qualified annuities
       Return of Purchase Payment death benefit (ROP)                0.15%                 0.85%                 1.00%
       Maximum Anniversary Value death benefit (MAV)(3)              0.15                  0.95                  1.10
    Non-qualified annuities
       ROP death benefit                                             0.15                  1.10                  1.25
       MAV death benefit(3)                                          0.15                  1.20                  1.35
Five-year withdrawal charge schedule:
    Qualified annuities
       ROP death benefit                                             0.15                  1.15                  1.30
       MAV death benefit(3)                                          0.15                  1.25                  1.40
    Non-qualified annuities
       ROP death benefit                                             0.15                  1.40                  1.55
       MAV death benefit(3)                                          0.15                  1.50                  1.65


(1) Any amount deducted from the fixed account as part of the annual fee for the contract administrative charge, the Performance Credit Rider or either Guaranteed Minimum Income Benefit rider will be limited to: (a) the amount of interest credited in excess of 3%; plus (b) any amounts allocated or transferred to the fixed account in that year. In no instance will the contract administrative charge allocated to the fixed account exceed $30 in any contract year.

(2) If you select the PCR, you cannot add a GMIB rider. Available if the annuitant is 75 or younger at contract issue. Not available with Return of Purchase death benefit.

(3) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.

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5 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

Expense Summary

The purpose of the following information is to help you understand the various costs and expenses associated with your contract.

You pay no sales charge when you purchase your contract. We show all costs that we deduct directly from your contract or indirectly from the subaccounts and funds below. Some expenses may vary as we explain under "Charges." Please see the funds' prospectuses for more information on the operating expenses for each fund.

CONTRACT OWNER EXPENSES

Withdrawal charge (contingent deferred sales charge as a percentage of purchase payment withdrawn).

                                        Withdrawal Charge Schedule
                   Seven-year schedule                                 Five-year schedule
     Years from purchase        Withdrawal charge        Years from purchase         Withdrawal charge
       payment receipt             percentage              payment receipt              percentage

              1                         8%                        1                          8%
              2                         8                         2                          7
              3                         7                         3                          6
              4                         7                         4                          4
              5                         6                         5                          2
              6                         5
              7                         3
         Thereafter                     0

A withdrawal charge also applies to payouts under certain annuity payout plans (see "Charges -- Withdrawal Charge" and "The Annuity Payout Period -- Annuity Payout Plans").

Annual contract administrative charge:                             $40*


     Deducted annually from the adjusted contract value at the contract anniversary. The charge is prorated among the variable subaccounts and fixed account. However, any amount deducted from the fixed account will be limited to: (a) the amount of interest credited in excess of 3%; plus (b) any amounts allocated or transferred to the fixed account in that year. In no instance will the the amount allocated to the fixed account exceed $30 in any contract year.

* We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.


Guaranteed Minimum Income Benefit Rider (GMIB) fee:


     GMIB - MAV                                                   0.55%
     GMIB - 6% Rising Floor                                       0.75%

     As a percentage of the adjusted contract value charged annually at the contract anniversary. Any amount deducted from the fixed account is subject to limitations (see "Charges -- Guaranteed Minimum Income Benefit Fee"). This is an optional expense.


Performance Credit Rider (PCR) fee:                               0.15%


     As a percentage of the contract value charged annually at the contract anniversary. Any amount deducted from the fixed account is subject to limitations (see "Charges -- Guaranteed Minimum Income Benefit Fee"). This is an optional expense.


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6 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

ANNUAL VARIABLE ACCOUNT EXPENSES

(As a percentage of average subaccount value.)

You can choose a qualified or non-qualified contract, the length of your contract's withdrawal charge schedule and the death benefit guarantee provided. The combination you choose determines the fees you pay. The table below shows the combinations available to you and their cost.


                                                               Variable account     Total mortality and     Total variable
                                                             administrative charge   expense risk fee       account expense
Seven-year withdrawal charge schedule:
    Qualified annuities
       ROP death benefit                                             0.15%                 0.85%                 1.00%
       MAV death benefit(1)                                          0.15                  0.95                  1.10
    Non-qualified annuities
       ROP death benefit                                             0.15                  1.10                  1.25
       MAV death benefit(1)                                          0.15                  1.20                  1.35

Five-year withdrawal charge schedule:
    Qualified annuities
       ROP death benefit                                             0.15                  1.15                  1.30
       MAV death benefit(1)                                          0.15                  1.25                  1.40
    Non-qualified annuities
       ROP death benefit                                             0.15                  1.40                  1.55
       MAV death benefit(1)                                          0.15                  1.50                  1.65


(1) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.


Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                           Management          12b-1            Other
                                                              fees             fees           expenses             Total
AXP(R) Variable Portfolio -
   Bond Fund                                                  .60%              .13%             .07%              .80%(1)
   Cash Management Fund                                       .51               .13              .05               .69(1)
   Diversified Equity Income Fund                             .56               .13              .18               .87(1)
   Federal Income Fund                                        .61               .13              .09               .83(1)
   Growth Fund                                                .56               .13              .12               .81(1)
   New Dimensions Fund(R)                                     .61               .13              .05               .79(1)
   Partners Small Cap Value Fund                             1.03               .13              .32              1.48(1)
   S&P 500 Index Fund                                         .29               .13              .08               .50(2)

AIM V.I.
   Basic Value Fund, Series II Shares                         .63               .25              .57              1.45(3),(4)
   Capital Development Fund, Series II Shares                 .75               .25              .43              1.43(3)
   Premier Equity Fund, Series II Shares                      .60               .25              .25              1.10(3)

Alliance VP
   Growth and Income Portfolio (Class B)                      .63               .25              .04               .92(5)
   Premier Growth Portfolio (Class B)                        1.00               .25              .04              1.29(5)
   Technology Portfolio (Class B)                            1.00               .25              .08              1.33(5)
   Total Return Portfolio (Class B)                           .63               .25              .12              1.00(5)

Fidelity(R) VIP
   Contrafund(R) Portfolio Service Class 2                    .58               .25              .11               .94(6)
   Growth Portfolio Service Class 2                           .58               .25              .10               .93(6)
   Mid Cap Portfolio Service Class 2                          .58               .25              .11               .94(6)
   Overseas Portfolio Service Class 2                         .73               .25              .20              1.18(6)



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7 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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


Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)
(continued)

                                                           Management          12b-1            Other
                                                              fees             fees           expenses             Total
FTVIPT
   Franklin Real Estate Fund - Class 2                        .56%              .25%             .03%              .84%(7),(8)
   Franklin Small Cap Fund - Class 2                          .45               .25              .31              1.01(8),(9)
   Franklin Small Cap Value Securities Fund - Class 2         .57               .25              .20              1.02(8),(9)
   Mutual Shares Securities Fund - Class 2                    .60               .25              .19              1.04(8)
   Templeton Foreign Securities Fund - Class 2                .68               .25              .22              1.15(8),(9),(10)

MFS(R)
   Investors Growth Stock Series - Service Class              .75               .25              .17              1.17(11),(12)
   New Discovery Series - Service Class                       .90               .25              .16              1.31(11),(12),(13)
   Total Returns Series - Service Class                       .75               .25              .14              1.14(11),(12)
   Utilities Series - Service Class                           .75               .25              .18              1.18(11),(12)

Oppenheimer Variable Account Funds
   Capital Appreciation Fund/VA, Service Shares               .64               .25              .02               .91(14)
   Global Securities Fund/VA, Service Shares                  .64               .25              .06               .95(14)
   High Income Fund/VA, Service Shares                        .74               .25              .07              1.06(14)
   Main Street Small Cap Fund/VA, Service Shares              .75               .25              .29              1.29(14)
   Strategic Bond Fund/VA, Service Shares                     .74               .25              .03              1.02(14)

Putnam Variable Trust
   Putnam VT Growth and Income Fund - Class IB Shares         .46               .25              .05               .76(15)
   Putnam VT International Growth Fund - Class IB Shares      .76               .25              .18              1.19(15)
   Putnam VT Research Fund - Class IB Shares                  .65               .25              .09               .99(15)
   Putnam VT Vista Fund - Class IB Shares                     .61               .25              .06               .92(15)

  (1) The fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2002.

  (2) The fund's expense figures are based on actual expenses, after fee waivers and expense reimbursements, for the fiscal year ending Aug. 31, 2002. Without fee waivers and expense reimbursements "Other expenses" and "Total" would be 0.40% and 0.82% for AXP(R) Variable Portfolio - S&P 500 Index Fund.

  (3) The fund's expense figures are for the year ended Dec. 31, 2001 and are expressed as a percentage of Fund average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.

  (4) The Fund's advisor has contractually agreed to waive fees or reimburse expenses of Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding Rule 12b-1 Plan fees, if any, interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to 1.30%. Further the Fund's distributor has agreed to reimburse Rule 12b-1 Distribution Plan fees to the extent necessary to limit Series II Total Expenses to 1.45%. Total annual fund operating expenses before waiver were 1.55% for AIM V.I. Basic Value Fund, Series II.

  (5) "Management fees," "12b-1 fees," "Other expenses" and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 2001.

  (6) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.

  (7) The Fund administration fee is paid indirectly through the management fee.

  (8) The Fund's class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

  (9) The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Absent fee waivers and/or reimbursements. "Management fees" and "Total" would have been 0.53% and 1.09% for Franklin Small Cap Fund - Class 2, 0.60% and 1.05% for Franklin Small Cap Value Securities Fund - Class 2 and 0.69% and 1.16% for Templeton Foreign Securities Fund - Class 2.

 (10) FTVIPT Templeton Smaller Companies Fund - Class 2 merged into this fund as of April 30, 2002.

 (11) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sales and distribution of service class shares (these fees are referred to as distribution fees).

 (12) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower, and for service class shares would be estimated to be: 1.15% for Investors Growth Stock Series, 1.30% for New Discovery Series, 1.13% for Total Return Series and 1.17% for Utilities Series.

 (13) MFS has contractually agreed, subject to reimbursement, to bear expenses for the series' expenses such that "Other expenses" (after taking into account the expense offset arrangement described above), do not exceed 0.15% annually. Without this agreement, "Other expenses" and "Total" would be 0.19% and 1.34% for New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series.

 (14) Figures in "Management fees," "12b-1 fees," "Other expenses," and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 2001. Expense figures were restated to reflect an increase to 0.25% in 12b-1 fees effective May 1, 2001. Actual 12b-1 fees during the most recent fiscal year were 0.15%.

 (15) Restated to reflect an increase in 12b-1 fees currently payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.22% of average net assets.


--------------------------------------------------------------------------------
8 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
     ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

Examples*: The expense examples for each fund show the least expensive (base contract with no optional riders) and most expensive contract feature combinations. Your actual expenses may be different depending on the contract feature combination you choose. These examples assume that applicable fund fee waivers and/or expense reimbursements will continue for the periods shown.

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a seven-year withdrawal charge schedule with selection of the optional MAV death benefit (1.35% total variable account expense) assuming a 5%
annual return ...
                                                                                                no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years10 years

AXP(R) Variable Portfolio - Bond Fund
   base contract with no optional riders              $102.29 $138.75  $177.82  $252.89       $22.29  $ 68.75  $117.82 $252.89
   optional GMIB - 6% rising floor rider               109.98  161.76   216.03   328.31        29.98    91.76   156.03  328.31
AXP(R) Variable Portfolio - Cash Management Fund
   base contract with no optional riders               101.17  135.35   172.11   241.35        21.17    65.35   112.11  241.35
   optional GMIB - 6% rising floor rider               108.85  158.40   210.50   317.60        28.85    88.40   150.50  317.60
AXP(R) Variable Portfolio - Diversified Equity
Income Fund
   base contract with no optional riders               103.01  140.91   181.44   260.17        23.01    70.91   121.44  260.17
   optional GMIB - 6% rising floor rider               110.70  163.89   219.53   335.07        30.70    93.89   159.53  335.07
AXP(R) Variable Portfolio - Federal Income Fund
   base contract with no optional riders               102.60  139.68   179.37   256.02        22.60    69.68   119.37  256.02
   optional GMIB - 6% rising floor rider               110.29  162.67   217.53   331.22        30.29    92.67   157.53  331.22
AXP(R) Variable Portfolio - Growth Fund
   base contract with no optional riders               102.40  139.06   178.34   253.93        22.40    69.06   118.34  253.93
   optional GMIB - 6% rising floor rider               110.08  162.06   216.53   329.28        30.08    92.06   156.53  329.28
AXP(R) Variable Portfolio - New Dimensions Fund(R)
   base contract with no optional riders               102.19  138.44   177.30   251.85        22.19    68.44   117.30  251.85
   optional GMIB - 6% rising floor rider               109.88  161.45   215.53   327.35        29.88    91.45   155.53  327.35
AXP(R) Variable Portfolio - Partners Small Cap
Value Fund
   base contract with no optional riders               109.26  159.62   212.51   321.51        29.26    89.62   152.51  321.51
   optional GMIB - 6% rising floor rider               116.95  182.31   249.64   391.98        36.95   112.31   189.64  391.98
AXP(R) Variable Portfolio - S&P 500 Index Fund
   base contract with no optional riders                99.22  129.45   162.19   221.12        19.22    59.45   102.19  221.12
   optional GMIB - 6% rising floor rider               106.91  152.60   200.89   298.82        26.91    82.60   140.89  298.82
AIM V.I. Basic Value Fund, Series II Shares
   base contract with no optional riders               108.96  158.71   211.00   318.58        28.96    88.71   151.00  318.58
   optional GMIB - 6% rising floor rider               116.64  181.41   248.18   389.26        36.64   111.41   188.18  389.26
AIM V.I. Capital Development Fund, Series II Shares
   base contract with no optional riders               108.75  158.10   210.00   316.62        28.75    88.10   150.00  316.62
   optional GMIB - 6% rising floor rider               116.44  180.81   247.20   387.45        36.44   110.81   187.20  387.45
AIM V.I. Premier Equity Fund, Series II Shares
   base contract with no optional riders               105.37  148.00   193.25   283.74        25.37    78.00   133.25  283.74
   optional GMIB - 6% rising floor rider               113.06  170.86   230.98   356.94        33.06   100.86   170.98  356.94
Alliance VP Growth and Income Portfolio (Class B)
   base contract with no optional riders               103.52  142.46   184.01   265.34        23.52    72.46   124.01  265.34
   optional GMIB - 6% rising floor rider               111.21  165.40   222.03   339.87        31.21    95.40   162.03  339.87
Alliance VP Premier Growth Portfolio (Class B)
   base contract with no optional riders               107.32  153.82   202.92   302.80        27.32    83.82   142.92  302.80
   optional GMIB - 6% rising floor rider               115.00  176.59   240.35   374.63        35.00   106.59   180.35  374.63



--------------------------------------------------------------------------------
9 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
     ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a seven-year withdrawal charge schedule with selection of the optional MAV death benefit (1.35% total variable account expense) assuming a 5% annual return ... (continued)

                                                                                                 no withdrawal or selection
                                                          a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years10 years
Alliance VP Technology Portfolio (Class B)
   base contract with no optional riders              $107.73 $155.05  $204.95  $306.77       $27.73  $ 85.05  $144.95 $306.77
   optional GMIB - 6% rising floor rider               115.41  177.80   242.31   378.31        35.41   107.80   182.31  378.31
Alliance VP Total Return Portfolio (Class B)
   base contract with no optional riders               104.34  144.92   188.13   273.56        24.34    74.92   128.13  273.56
   optional GMIB - 6% rising floor rider               112.03  167.83   226.02   347.49        32.03    97.83   166.02  347.49
Fidelity(R) VIP Contrafund(R) Portfolio Service
Class 2
   base contract with no optional riders               103.73  143.07   185.04   267.40        23.73    73.07   125.04  267.40
   optional GMIB - 6% rising floor rider               111.42  166.01   223.03   341.78        31.42    96.01   163.03  341.78
Fidelity(R) VIP Growth Portfolio Service Class 2
   base contract with no optional riders               103.63  142.76   184.53   266.37        23.63    72.76   124.53  266.37
   optional GMIB - 6% rising floor rider               111.31  165.71   222.53   340.82        31.31    95.71   162.53  340.82
Fidelity(R) VIP Mid Cap Portfolio Service Class 2
   base contract with no optional riders               103.73  143.07   185.04   267.40        23.73    73.07   125.04  267.40
   optional GMIB - 6% rising floor rider               111.42  166.01   223.03   341.78        31.42    96.01   163.03  341.78
Fidelity(R) VIP Overseas Portfolio Service Class 2
   base contract with no optional riders               106.19  150.45   197.33   291.81        26.19    80.45   137.33  291.81
   optional GMIB - 6% rising floor rider               113.88  173.28   234.93   364.43        33.88   103.28   174.93  364.43
FTVIPT Franklin Real Estate Fund - Class 2
   base contract with no optional riders               102.70  139.99   179.89   257.06        22.70    69.99   119.89  257.06
   optional GMIB - 6% rising floor rider               110.39  162.97   218.03   332.18        30.39    92.97   158.03  332.18
FTVIPT Franklin Small Cap Fund - Class 2
   base contract with no optional riders               104.45  145.23   188.64   274.58        24.45    75.23   128.64  274.58
   optional GMIB - 6% rising floor rider               112.13  168.13   226.51   348.44        32.13    98.13   166.51  348.44
FTVIPT Franklin Small Cap Value Securities Fund -
Class 2
   base contract with no optional riders               104.55  145.54   189.15   275.60        24.55    75.54   129.15  275.60
   optional GMIB - 6% rising floor rider               112.24  168.44   227.01   349.39        32.24    98.44   167.01  349.39
FTVIPT Mutual Shares Securities Fund - Class 2
   base contract with no optional riders               104.75  146.15   190.18   277.64        24.75    76.15   130.18  277.64
   optional GMIB - 6% rising floor rider               112.44  169.04   228.00   351.28        32.44    99.04   168.00  351.28
FTVIPT Templeton Foreign Securities Fund - Class 2
   base contract with no optional riders               105.88  149.53   195.80   288.79        25.88    79.53   135.80  288.79
   optional GMIB - 6% rising floor rider               113.57  172.37   233.45   361.63        33.57   102.37   173.45  361.63
MFS(R) Investors Growth Stock Series - Service Class
   base contract with no optional riders               106.09  150.15   196.82   290.80        26.09    80.15   136.82  290.80
   optional GMIB - 6% rising floor rider               113.77  172.97   234.44   363.50        33.77   102.97   174.44  363.50
MFS(R) New Discovery Series - Service Class
   base contract with no optional riders               107.52  154.43   203.93   304.79        27.52    84.43   143.93  304.79
   optional GMIB - 6% rising floor rider               115.21  177.20   241.33   376.47        35.21   107.20   181.33  376.47
MFS(R) Total Return Series - Service Class
   base contract with no optional riders               105.78  149.22   195.29   287.78        25.78    79.22   135.29  287.78
   optional GMIB - 6% rising floor rider               113.47  172.07   232.96   360.69        33.47   102.07   172.96  360.69



--------------------------------------------------------------------------------
10 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a seven-year withdrawal charge schedule with selection of the optional MAV death benefit (1.35% total variable account expense) assuming a 5%
annual return ... (continued)
                                                                                                no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years10 years
MFS(R) Utilities Series - Service Class
   base contract with no optional riders              $106.19 $150.45  $197.33  $291.81       $26.19  $ 80.45  $137.33 $291.81
   optional GMIB - 6% rising floor rider               113.88  173.28   234.93   364.43        33.88   103.28   174.93  364.43
Oppenheimer Capital Appreciation Fund/VA, Service
Shares
   base contract with no optional riders               103.42  142.15   183.50   264.31        23.42    72.15   123.50  264.31
   optional GMIB - 6% rising floor rider               111.11  165.10   221.53   338.91        31.11    95.10   161.53  338.91
Oppenheimer Global Securities Fund/VA, Service Shares
   base contract with no optional riders               103.83  143.38   185.56   268.43        23.83    73.38   125.56  268.43
   optional GMIB - 6% rising floor rider               111.52  166.31   223.53   342.73        31.52    96.31   163.53  342.73
Oppenheimer High Income Fund/VA, Service Shares
   base contract with no optional riders               104.96  146.77   191.20   279.68        24.96    76.77   131.20  279.68
   optional GMIB - 6% rising floor rider               112.65  169.65   229.00   353.17        32.65    99.65   169.00  353.17
Oppenheimer Main Street Small Cap Fund/VA, Service
Shares
   base contract with no optional riders               107.32  153.82   202.92   302.80        27.32    83.82   142.92  302.80
   optional GMIB - 6% rising floor rider               115.00  176.59   240.35   374.63        35.00   106.59   180.35  374.63
Oppenheimer Strategic Bond Fund/VA, Service Shares
   base contract with no optional riders               104.55  145.54   189.15   275.60        24.55    75.54   129.15  275.60
   optional GMIB - 6% rising floor rider               112.24  168.44   227.01   349.39        32.24    98.44   167.01  349.39
Putnam VT Growth and Income Fund - Class IB Shares
   base contract with no optional riders               101.88  137.51   175.75   248.71        21.88    67.51   115.75  248.71
   optional GMIB - 6% rising floor rider               109.57  160.54   214.02   324.43        29.57    90.54   154.02  324.43
Putnam VT International Growth Fund - Class IB Shares
   base contract with no optional riders               106.29  150.76   197.84   292.81        26.29    80.76   137.84  292.81
   optional GMIB - 6% rising floor rider               113.98  173.58   235.43   365.36        33.98   103.58   175.43  365.36
Putnam VT Research Fund - Class IB Shares
   base contract with no optional riders               104.24  144.61   187.61   272.53        24.24    74.61   127.61  272.53
   optional GMIB - 6% rising floor rider               111.93  167.53   225.52   346.54        31.93    97.53   165.52  346.54
Putnam VT Vista Fund - Class IB Shares
   base contract with no optional riders               103.52  142.46   184.01   265.34        23.52    72.46   124.01  265.34
   optional GMIB - 6% rising floor rider               111.21  165.40   222.03   339.87        31.21    95.40   162.03  339.87


--------------------------------------------------------------------------------
11 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a seven-year withdrawal charge schedule with selection of the ROP death benefit (1.25% total variable account expense) assuming a 5% annual return
....
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years10 years
AXP(R) Variable Portfolio - Bond Fund
   base contract with no optional riders              $101.27 $135.66  $172.63  $242.40       $21.27   $65.66  $112.63 $242.40
   optional PCR rider                                  102.81  140.30   180.40   258.09        22.81    70.30   120.40  258.09
AXP(R) Variable Portfolio - Cash Management Fund
   base contract with no optional riders               100.14  132.25   166.90   230.75        20.14    62.25   106.90  230.75
   optional PCR rider                                  101.68  136.90   174.71   246.61        21.68    66.90   114.71  246.61
AXP(R) Variable Portfolio - Diversified Equity
Income Fund
   base contract with no optional riders               101.99  137.82   176.27   249.75        21.99    67.82   116.27  249.75
   optional PCR rider                                  103.52  142.46   184.01   265.34        23.52    72.46   124.01  265.34
AXP(R) Variable Portfolio - Federal Income Fund
   base contract with no optional riders               101.58  136.59   174.19   245.56        21.58    66.59   114.19  245.56
   optional PCR rider                                  103.11  141.22   181.95   261.20        23.11    71.22   121.95  261.20
AXP(R) Variable Portfolio - Growth Fund
   base contract with no optional riders               101.37  135.97   173.15   243.46        21.37    65.97   113.15  243.46
   optional PCR rider                                  102.91  140.60   180.92   259.13        22.91    70.60   120.92  259.13
AXP(R) Variable Portfolio - New Dimensions Fund(R)
   base contract with no optional riders               101.17  135.35   172.11   241.35        21.17    65.35   112.11  241.35
   optional PCR rider                                  102.70  139.99   179.89   257.06        22.70    69.99   119.89  257.06
AXP(R) Variable Portfolio - Partners Small Cap
Value Fund
   base contract with no optional riders               108.24  156.57   207.47   311.71        28.24    86.57   147.47  311.71
   optional PCR rider                                  109.78  161.15   215.03   326.38        29.78    91.15   155.03  326.38
AXP(R) Variable Portfolio - S&P 500 Index Fund
   base contract with no optional riders                98.19  126.34   156.94   210.31        18.19    56.34    96.94  210.31
   optional PCR rider                                   99.73  131.00   164.81   226.48        19.73    61.00   104.81  226.48
AIM V.I. Basic Value Fund, Series II Shares
   base contract with no optional riders               107.93  155.66   205.96   308.75        27.93    85.66   145.96  308.75
   optional PCR rider                                  109.47  160.23   213.52   323.46        29.47    90.23   153.52  323.46
AIM V.I. Capital Development Fund, Series II Shares
   base contract with no optional riders               107.73  155.05   204.95   306.77        27.73    85.05   144.95  306.77
   optional PCR rider                                  109.26  159.62   212.51   321.51        29.26    89.62   152.51  321.51
AIM V.I. Premier Equity Fund, Series II Shares
   base contract with no optional riders               104.34  144.92   188.13   273.56        24.34    74.92   128.13  273.56
   optional PCR rider                                  105.88  149.53   195.80   288.79        25.88    79.53   135.80  288.79
Alliance VP Growth and Income Portfolio (Class B)
   base contract with no optional riders               102.50  139.37   178.85   254.97        22.50    69.37   118.85  254.97
   optional PCR rider                                  104.04  144.00   186.59   270.48        24.04    74.00   126.59  270.48
Alliance VP Premier Growth Portfolio (Class B)
   base contract with no optional riders               106.29  150.76   197.84   292.81        26.29    80.76   137.84  292.81
   optional PCR rider                                  107.83  155.35   205.45   307.76        27.83    85.35   145.45  307.76
Alliance VP Technology Portfolio (Class B)
   base contract with no optional riders               106.70  151.98   199.87   296.82        26.70    81.98   139.87  296.82
   optional PCR rider                                  108.24  156.57   207.47   311.71        28.24    86.57   147.47  311.71



--------------------------------------------------------------------------------
12 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a seven-year withdrawal charge schedule with selection of the ROP death benefit (1.25% total variable account expense) assuming a 5% annual return
.... (continued)

                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years10 years
Alliance VP Total Return Portfolio (Class B)
   base contract with no optional riders              $103.32 $141.84  $182.98  $263.27       $23.32   $71.84  $122.98 $263.27
   optional PCR rider                                  104.86  146.46   190.69   278.66        24.86    76.46   130.69  278.66
Fidelity(R) VIP Contrafund(R) Portfolio Service
Class 2
   base contract with no optional riders               102.70  139.99   179.89   257.06        22.70    69.99   119.89  257.06
   optional PCR rider                                  104.24  144.61   187.61   272.53        24.24    74.61   127.61  272.53
Fidelity(R) VIP Growth Portfolio Service Class 2
   base contract with no optional riders               102.60  139.68   179.37   256.02        22.60    69.68   119.37  256.02
   optional PCR rider                                  104.14  144.31   187.10   271.51        24.14    74.31   127.10  271.51
Fidelity(R) VIP Mid Cap Portfolio Service Class 2
   base contract with no optional riders               102.70  139.99   179.89   257.06        22.70    69.99   119.89  257.06
   optional PCR rider                                  104.24  144.61   187.61   272.53        24.24    74.61   127.61  272.53
Fidelity(R) VIP Overseas Portfolio Service Class 2
   base contract with no optional riders               105.16  147.38   192.23   281.71        25.16    77.38   132.23  281.71
   optional PCR rider                                  106.70  151.98   199.87   296.82        26.70    81.98   139.87  296.82
FTVIPT Franklin Real Estate Fund - Class 2
   base contract with no optional riders               101.68  136.90   174.71   246.61        21.68    66.90   114.71  246.61
   optional PCR rider                                  103.22  141.53   182.47   262.24        23.22    71.53   122.47  262.24
FTVIPT Franklin Small Cap Fund - Class 2
   base contract with no optional riders               103.42  142.15   183.50   264.31        23.42    72.15   123.50  264.31
   optional PCR rider                                  104.96  146.77   191.20   279.68        24.96    76.77   131.20  279.68
FTVIPT Franklin Small Cap Value Securities Fund -
Class 2
   base contract with no optional riders               103.52  142.46   184.01   265.34        23.52    72.46   124.01  265.34
   optional PCR rider                                  105.06  147.07   191.71   280.69        25.06    77.07   131.71  280.69
FTVIPT Mutual Shares Securities Fund - Class 2
   base contract with no optional riders               103.73  143.07   185.04   267.40        23.73    73.07   125.04  267.40
   optional PCR rider                                  105.27  147.69   192.74   282.72        25.27    77.69   132.74  282.72
FTVIPT Templeton Foreign Securities Fund - Class 2
   base contract with no optional riders               104.86  146.46   190.69   278.66        24.86    76.46   130.69  278.66
   optional PCR rider                                  106.39  151.07   198.35   293.82        26.39    81.07   138.35  293.82
MFS(R) Investors Growth Stock Series - Service Class
   base contract with no optional riders               105.06  147.07   191.71   280.69        25.06    77.07   131.71  280.69
   optional PCR rider                                  106.60  151.68   199.37   295.82        26.60    81.68   139.37  295.82
MFS(R) New Discovery Series - Service Class
   base contract with no optional riders               106.50  151.37   198.86   294.82        26.50    81.37   138.86  294.82
   optional PCR rider                                  108.03  155.96   206.46   309.74        28.03    85.96   146.46  309.74
MFS(R) Total Return Series - Service Class
   base contract with no optional riders               104.75  146.15   190.18   277.64        24.75    76.15   130.18  277.64
   optional PCR rider                                  106.29  150.76   197.84   292.81        26.29    80.76   137.84  292.81
MFS(R) Utilities Series - Service Class
   base contract with no optional riders               105.16  147.38   192.23   281.71        25.16    77.38   132.23  281.71
   optional PCR rider                                  106.70  151.98   199.87   296.82        26.70    81.98   139.87  296.82



--------------------------------------------------------------------------------
13 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a seven-year withdrawal charge schedule with selection of the ROP death benefit (1.25% total variable account expense) assuming a 5% annual return
.... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Oppenheimer Capital Appreciation Fund/VA,
Service Shares
   base contract with no optional riders              $102.40 $139.06  $178.34  $253.93       $22.40   $69.06  $118.34 $253.93
   optional PCR rider                                  103.93  143.69   186.07   269.45        23.93    73.69   126.07  269.45
Oppenheimer Global Securities Fund/VA,
Service Shares
   base contract with no optional riders               102.81  140.30   180.40   258.09        22.81    70.30   120.40  258.09
   optional PCR rider                                  104.34  144.92   188.13   273.56        24.34    74.92   128.13  273.56
Oppenheimer High Income Fund/VA, Service Shares
   base contract with no optional riders               103.93  143.69   186.07   269.45        23.93    73.69   126.07  269.45
   optional PCR rider                                  105.47  148.30   193.76   284.75        25.47    78.30   133.76  284.75
Oppenheimer Main Street Small Cap Fund/VA,
Service Shares
   base contract with no optional riders               106.29  150.76   197.84   292.81        26.29    80.76   137.84  292.81
   optional PCR rider                                  107.83  155.35   205.45   307.76        27.83    85.35   145.45  307.76
Oppenheimer Strategic Bond Fund/VA, Service Shares
   base contract with no optional riders               103.52  142.46   184.01   265.34        23.52    72.46   124.01  265.34
   optional PCR rider                                  105.06  147.07   191.71   280.69        25.06    77.07   131.71  280.69
Putnam VT Growth and Income Fund - Class IB Shares
   base contract with no optional riders               100.86  134.42   170.55   238.18        20.86    64.42   110.55  238.18
   optional PCR rider                                  102.40  139.06   178.34   253.93        22.40    69.06   118.34  253.93
Putnam VT International Growth Fund - Class IB
Shares
   base contract with no optional riders               105.27  147.69   192.74   282.72        25.27    77.69   132.74  282.72
   optional PCR rider                                  106.80  152.29   200.38   297.82        26.80    82.29   140.38  297.82
Putnam VT Research Fund - Class IB Shares
   base contract with no optional riders               103.22  141.53   182.47   262.24        23.22    71.53   122.47  262.24
   optional PCR rider                                  104.75  146.15   190.18   277.64        24.75    76.15   130.18  277.64
Putnam VT Vista Fund - Class IB Shares
   base contract with no optional riders               102.50  139.37   178.85   254.97        22.50    69.37   118.85  254.97
   optional PCR rider                                  104.04  144.00   186.59   270.48        24.04    74.00   126.59  270.48


--------------------------------------------------------------------------------
14 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a seven-year withdrawal charge schedule with selection of the optional MAV death benefit (1.10% total variable account expense) assuming a 5%
annual return ...
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP(R) Variable Portfolio - Bond Fund
   base contract with no optional riders              $ 99.73 $131.00  $164.81  $226.48       $19.73  $ 61.00  $104.81 $226.48
   optional GMIB - 6% rising floor rider               107.42  154.13   203.43   303.80        27.42    84.13   143.43  303.80
AXP(R) Variable Portfolio - Cash Management Fund
   base contract with no optional riders                98.60  127.58   159.05   214.65        18.60    57.58    99.05  214.65
   optional GMIB - 6% rising floor rider               106.29  150.76   197.84   292.81        26.29    80.76   137.84  292.81
AXP(R) Variable Portfolio - Diversified Equity
Income Fund
   base contract with no optional riders               100.45  133.18   168.47   233.94        20.45    63.18   108.47  233.94
   optional GMIB - 6% rising floor rider               108.14  156.27   206.97   310.72        28.14    86.27   146.97  310.72
AXP(R) Variable Portfolio - Federal Income Fund
   base contract with no optional riders               100.04  131.94   166.38   229.68        20.04    61.94   106.38  229.68
   optional GMIB - 6% rising floor rider               107.73  155.05   204.95   306.77        27.73    85.05   144.95  306.77
AXP(R) Variable Portfolio - Growth Fund
   base contract with no optional riders                99.83  131.31   165.34   227.55        19.83    61.31   105.34  227.55
   optional GMIB - 6% rising floor rider               107.52  154.43   203.93   304.79        27.52    84.43   143.93  304.79
AXP(R) Variable Portfolio - New Dimensions Fund(R)
   base contract with no optional riders                99.63  130.69   164.29   225.41        19.63    60.69   104.29  225.41
   optional GMIB - 6% rising floor rider               107.32  153.82   202.92   302.80        27.32    83.82   142.92  302.80
AXP(R) Variable Portfolio - Partners Small Cap
Value Fund
   base contract with no optional riders               106.70  151.98   199.87   296.82        26.70    81.98   139.87  296.82
   optional GMIB - 6% rising floor rider               114.39  174.79   237.40   369.08        34.39   104.79   177.40  369.08
AXP(R) Variable Portfolio - S&P 500 Index Fund
   base contract with no optional riders                96.66  121.65   149.02   193.91        16.66    51.65    89.02  193.91
   optional GMIB - 6% rising floor rider               104.34  144.92   188.13   273.56        24.34    74.92   128.13  273.56
AIM V.I. Basic Value Fund, Series II Shares
   base contract with no optional riders               106.39  151.07   198.35   293.82        26.39    81.07   138.35  293.82
   optional GMIB - 6% rising floor rider               114.08  173.88   235.92   366.29        34.08   103.88   175.92  366.29
AIM V.I. Capital Development Fund, Series II Shares
   base contract with no optional riders               106.19  150.45   197.33   291.81        26.19    80.45   137.33  291.81
   optional GMIB - 6% rising floor rider               113.88  173.28   234.93   364.43        33.88   103.28   174.93  364.43
AIM V.I. Premier Equity Fund, Series II Shares
   base contract with no optional riders               102.81  140.30   180.40   258.09        22.81    70.30   120.40  258.09
   optional GMIB - 6% rising floor rider               110.49  163.28   218.53   333.15        30.49    93.28   158.53  333.15
Alliance VP Growth and Income Portfolio (Class B)
   base contract with no optional riders               100.96  134.73   171.07   239.24        20.96    64.73   111.07  239.24
   optional GMIB - 6% rising floor rider               108.65  157.79   209.49   315.64        28.65    87.79   149.49  315.64
Alliance VP Premier Growth Portfolio (Class B)
   base contract with no optional riders               104.75  146.15   190.18   277.64        24.75    76.15   130.18  277.64
   optional GMIB - 6% rising floor rider               112.44  169.04   228.00   351.28        32.44    99.04   168.00  351.28
Alliance VP Technology Portfolio (Class B)
   base contract with no optional riders               105.16  147.38   192.23   281.71        25.16    77.38   132.23  281.71
   optional GMIB - 6% rising floor rider               112.85  170.25   229.99   355.06        32.85   100.25   169.99  355.06



--------------------------------------------------------------------------------
15 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a seven-year withdrawal charge schedule with selection of the optional MAV death benefit (1.10% total variable account expense) assuming a 5%
annual return ... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Alliance VP Total Return Portfolio (Class B)
   base contract with no optional riders              $101.78 $137.21  $175.23  $247.66       $21.78   $67.21  $115.23 $247.66
   optional GMIB - 6% rising floor rider               109.47  160.23   213.52   323.46        29.47    90.23   153.52  323.46
Fidelity(R) VIP Contrafund(R) Portfolio Service
Class 2
   base contract with no optional riders               101.17  135.35   172.11   241.35        21.17    65.35   112.11  241.35
   optional GMIB - 6% rising floor rider               108.85  158.40   210.50   317.60        28.85    88.40   150.50  317.60
Fidelity(R) VIP Growth Portfolio Service Class 2
   base contract with no optional riders               101.06  135.04   171.59   240.29        21.06    65.04   111.59  240.29
   optional GMIB - 6% rising floor rider               108.75  158.10   210.00   316.62        28.75    88.10   150.00  316.62
Fidelity(R) VIP Mid Cap Portfolio Service Class 2
   base contract with no optional riders               101.17  135.35   172.11   241.35        21.17    65.35   112.11  241.35
   optional GMIB - 6% rising floor rider               108.85  158.40   210.50   317.60        28.85    88.40   150.50  317.60
Fidelity(R) VIP Overseas Portfolio Service Class 2
   base contract with no optional riders               103.63  142.76   184.53   266.37        23.63    72.76   124.53  266.37
   optional GMIB - 6% rising floor rider               111.31  165.71   222.53   340.82        31.31    95.71   162.53  340.82
FTVIPT Franklin Real Estate Fund - Class 2
   base contract with no optional riders               100.14  132.25   166.90   230.75        20.14    62.25   106.90  230.75
   optional GMIB - 6% rising floor rider               107.83  155.35   205.45   307.76        27.83    85.35   145.45  307.76
FTVIPT Franklin Small Cap Fund - Class 2
   base contract with no optional riders               101.88  137.51   175.75   248.71        21.88    67.51   115.75  248.71
   optional GMIB - 6% rising floor rider               109.57  160.54   214.02   324.43        29.57    90.54   154.02  324.43
FTVIPT Franklin Small Cap Value Securities Fund -
Class 2
   base contract with no optional riders               101.99  137.82   176.27   249.75        21.99    67.82   116.27  249.75
   optional GMIB - 6% rising floor rider               109.67  160.84   214.52   325.40        29.67    90.84   154.52  325.40
FTVIPT Mutual Shares Securities Fund - Class 2
   base contract with no optional riders               102.19  138.44   177.30   251.85        22.19    68.44   117.30  251.85
   optional GMIB - 6% rising floor rider               109.88  161.45   215.53   327.35        29.88    91.45   155.53  327.35
FTVIPT Templeton Foreign Securities Fund -
Class 2
   base contract with no optional riders               103.32  141.84   182.98   263.27        23.32    71.84   122.98  263.27
   optional GMIB - 6% rising floor rider               111.01  164.80   221.03   337.95        31.01    94.80   161.03  337.95
MFS(R) Investors Growth Stock Series - Service
Class
   base contract with no optional riders               103.52  142.46   184.01   265.34        23.52    72.46   124.01  265.34
   optional GMIB - 6% rising floor rider               111.21  165.40   222.03   339.87        31.21    95.40   162.03  339.87
MFS(R) New Discovery Series - Service Class
   base contract with no optional riders               104.96  146.77   191.20   279.68        24.96    76.77   131.20  279.68
   optional GMIB - 6% rising floor rider               112.65  169.65   229.00   353.17        32.65    99.65   169.00  353.17
MFS(R) Total Return Series - Service Class
   base contract with no optional riders               103.22  141.53   182.47   262.24        23.22    71.53   122.47  262.24
   optional GMIB - 6% rising floor rider               110.90  164.49   220.53   336.99        30.90    94.49   160.53  336.99
MFS(R) Utilities Series - Service Class
   base contract with no optional riders               103.63  142.76   184.53   266.37        23.63    72.76   124.53  266.37
   optional GMIB - 6% rising floor rider               111.31  165.71   222.53   340.82        31.31    95.71   162.53  340.82



--------------------------------------------------------------------------------
16 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a seven-year withdrawal charge schedule with selection of the optional MAV death benefit (1.10% total variable account expense) assuming a 5%
annual return ... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Oppenheimer Capital Appreciation Fund/VA,
Service Shares
   base contract with no optional riders              $100.86 $134.42  $170.55  $238.18       $20.86   $64.42  $110.55 $238.18
   optional GMIB - 6% rising floor rider               108.55  157.49   208.99   314.66        28.55    87.49   148.99  314.66
Oppenheimer Global Securities Fund/VA,
Service Shares
   base contract with no optional riders               101.27  135.66   172.63   242.40        21.27    65.66   112.63  242.40
   optional GMIB - 6% rising floor rider               108.96  158.71   211.00   318.58        28.96    88.71   151.00  318.58
Oppenheimer High Income Fund/VA, Service Shares
   base contract with no optional riders               102.40  139.06   178.34   253.93        22.40    69.06   118.34  253.93
   optional GMIB - 6% rising floor rider               110.08  162.06   216.53   329.28        30.08    92.06   156.53  329.28
Oppenheimer Main Street Small Cap Fund/VA,
Service Shares
   base contract with no optional riders               104.75  146.15   190.18   277.64        24.75    76.15   130.18  277.64
   optional GMIB - 6% rising floor rider               112.44  169.04   228.00   351.28        32.44    99.04   168.00  351.28
Oppenheimer Strategic Bond Fund/VA, Service Shares
   base contract with no optional riders               101.99  137.82   176.27   249.75        21.99    67.82   116.27  249.75
   optional GMIB - 6% rising floor rider               109.67  160.84   214.52   325.40        29.67    90.84   154.52  325.40
Putnam VT Growth and Income Fund - Class IB Shares
   base contract with no optional riders                99.32  129.76   162.72   222.19        19.32    59.76   102.72  222.19
   optional GMIB - 6% rising floor rider               107.01  152.90   201.40   299.82        27.01    82.90   141.40  299.82
Putnam VT International Growth Fund - Class IB
Shares
   base contract with no optional riders               103.73  143.07   185.04   267.40        23.73    73.07   125.04  267.40
   optional GMIB - 6% rising floor rider               111.42  166.01   223.03   341.78        31.42    96.01   163.03  341.78
Putnam VT Research Fund - Class IB Shares
   base contract with no optional riders               101.68  136.90   174.71   246.61        21.68    66.90   114.71  246.61
   optional GMIB - 6% rising floor rider               109.37  159.93   213.02   322.49        29.37    89.93   153.02  322.49
Putnam VT Vista Fund - Class IB Shares
   base contract with no optional riders               100.96  134.73   171.07   239.24        20.96    64.73   111.07  239.24
   optional GMIB - 6% rising floor rider               108.65  157.79   209.49   315.64        28.65    87.79   149.49  315.64


--------------------------------------------------------------------------------
17 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a seven-year withdrawal charge schedule with selection of the ROP death benefit (1.00% total variable account expense) assuming a 5% annual return
....
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP(R) Variable Portfolio - Bond Fund
   base contract with no optional riders              $ 98.71 $127.89  $159.57  $215.73       $18.71   $57.89  $ 99.57 $215.73
   optional PCR rider                                  100.24  132.56   167.42   231.81        20.24    62.56   107.42  231.81
AXP(R) Variable Portfolio - Cash Management Fund
   base contract with no optional riders                97.58  124.46   153.78   203.78        17.58    54.46    93.78  203.78
   optional PCR rider                                   99.12  129.14   161.67   220.04        19.12    59.14   101.67  220.04
AXP(R) Variable Portfolio - Diversified Equity
Income Fund
   base contract with no optional riders                99.42  130.07   163.24   223.26        19.42    60.07   103.24  223.26
   optional PCR rider                                  100.96  134.73   171.07   239.24        20.96    64.73   111.07  239.24
AXP(R) Variable Portfolio - Federal Income Fund
   base contract with no optional riders                99.01  128.83   161.15   218.96        19.01    58.83   101.15  218.96
   optional PCR rider                                  100.55  133.49   168.99   235.00        20.55    63.49   108.99  235.00
AXP(R) Variable Portfolio - Growth Fund
   base contract with no optional riders                98.81  128.20   160.10   216.81        18.81    58.20   100.10  216.81
   optional PCR rider                                  100.35  132.87   167.95   232.88        20.35    62.87   107.95  232.88
AXP(R) Variable Portfolio - New Dimensions Fund(R)
   base contract with no optional riders                98.60  127.58   159.05   214.65        18.60    57.58    99.05  214.65
   optional PCR rider                                  100.14  132.25   166.90   230.75        20.14    62.25   106.90  230.75
AXP(R) Variable Portfolio - Partners Small Cap
Value Fund
   base contract with no optional riders               105.68  148.92   194.78   286.77        25.68    78.92   134.78  286.77
   optional PCR rider                                  107.21  153.52   202.41   301.81        27.21    83.52   142.41  301.81
AXP(R) Variable Portfolio - S&P 500 Index Fund
   base contract with no optional riders                95.63  118.52   143.72   182.84        15.63    48.52    83.72  182.84
   optional PCR rider                                   97.17  123.22   151.67   199.41        17.17    53.22    91.67  199.41
AIM V.I. Basic Value Fund, Series II Shares
   base contract with no optional riders               105.37  148.00   193.25   283.74        25.37    78.00   133.25  283.74
   optional PCR rider                                  106.91  152.60   200.89   298.82        26.91    82.60   140.89  298.82
AIM V.I. Capital Development Fund, Series II
Shares
   base contract with no optional riders               105.16  147.38   192.23   281.71        25.16    77.38   132.23  281.71
   optional PCR rider                                  106.70  151.98   199.87   296.82        26.70    81.98   139.87  296.82
AIM V.I. Premier Equity Fund, Series II Shares
   base contract with no optional riders               101.78  137.21   175.23   247.66        21.78    67.21   115.23  247.66
   optional PCR rider                                  103.32  141.84   182.98   263.27        23.32    71.84   122.98  263.27
Alliance VP Growth and Income Portfolio (Class B)
   base contract with no optional riders                99.94  131.62   165.86   228.61        19.94    61.62   105.86  228.61
   optional PCR rider                                  101.47  136.28   173.67   244.51        21.47    66.28   113.67  244.51
Alliance VP Premier Growth Portfolio (Class B)
   base contract with no optional riders               103.73  143.07   185.04   267.40        23.73    73.07   125.04  267.40
   optional PCR rider                                  105.27  147.69   192.74   282.72        25.27    77.69   132.74  282.72
Alliance VP Technology Portfolio (Class B)
   base contract with no optional riders               104.14  144.31   187.10   271.51        24.14    74.31   127.10  271.51
   optional PCR rider                                  105.68  148.92   194.78   286.77        25.68    78.92   134.78  286.77



--------------------------------------------------------------------------------
18 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a seven-year withdrawal charge schedule with selection of the ROP death benefit (1.00% total variable account expense) assuming a 5% annual return
.... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Alliance VP Total Return Portfolio (Class B)
   base contract with no optional riders              $100.76 $134.11  $170.03  $237.12       $20.76   $64.11  $110.03 $237.12
   optional PCR rider                                  102.29  138.75   177.82   252.89        22.29    68.75   117.82  252.89
Fidelity(R) VIP Contrafund(R) Portfolio Service
Class 2
   base contract with no optional riders               100.14  132.25   166.90   230.75        20.14    62.25   106.90  230.75
   optional PCR rider                                  101.68  136.90   174.71   246.61        21.68    66.90   114.71  246.61
Fidelity(R) VIP Growth Portfolio Service Class 2
   base contract with no optional riders               100.04  131.94   166.38   229.68        20.04    61.94   106.38  229.68
   optional PCR rider                                  101.58  136.59   174.19   245.56        21.58    66.59   114.19  245.56
Fidelity(R) VIP Mid Cap Portfolio Service Class 2
   base contract with no optional riders               100.14  132.25   166.90   230.75        20.14    62.25   106.90  230.75
   optional PCR rider                                  101.68  136.90   174.71   246.61        21.68    66.90   114.71  246.61
Fidelity(R) VIP Overseas Portfolio Service Class 2
   base contract with no optional riders               102.60  139.68   179.37   256.02        22.60    69.68   119.37  256.02
   optional PCR rider                                  104.14  144.31   187.10   271.51        24.14    74.31   127.10  271.51
FTVIPT Franklin Real Estate Fund - Class 2
   base contract with no optional riders                99.12  129.14   161.67   220.04        19.12    59.14   101.67  220.04
   optional PCR rider                                  100.65  133.80   169.51   236.06        20.65    63.80   109.51  236.06
FTVIPT Franklin Small Cap Fund - Class 2
   base contract with no optional riders               100.86  134.42   170.55   238.18        20.86    64.42   110.55  238.18
   optional PCR rider                                  102.40  139.06   178.34   253.93        22.40    69.06   118.34  253.93
FTVIPT Franklin Small Cap Value Securities Fund -
Class 2
   base contract with no optional riders               100.96  134.73   171.07   239.24        20.96    64.73   111.07  239.24
   optional PCR rider                                  102.50  139.37   178.85   254.97        22.50    69.37   118.85  254.97
FTVIPT Mutual Shares Securities Fund - Class 2
   base contract with no optional riders               101.17  135.35   172.11   241.35        21.17    65.35   112.11  241.35
   optional PCR rider                                  102.70  139.99   179.89   257.06        22.70    69.99   119.89  257.06
FTVIPT Templeton Foreign Securities Fund - Class 2
   base contract with no optional riders               102.29  138.75   177.82   252.89        22.29    68.75   117.82  252.89
   optional PCR rider                                  103.83  143.38   185.56   268.43        23.83    73.38   125.56  268.43
MFS(R) Investors Growth Stock Series - Service
Class
   base contract with no optional riders               102.50  139.37   178.85   254.97        22.50    69.37   118.85  254.97
   optional PCR rider                                  104.04  144.00   186.59   270.48        24.04    74.00   126.59  270.48
MFS(R) New Discovery Series - Service Class
   base contract with no optional riders               103.93  143.69   186.07   269.45        23.93    73.69   126.07  269.45
   optional PCR rider                                  105.47  148.30   193.76   284.75        25.47    78.30   133.76  284.75
MFS(R) Total Return Series - Service Class
   base contract with no optional riders               102.19  138.44   177.30   251.85        22.19    68.44   117.30  251.85
   optional PCR rider                                  103.73  143.07   185.04   267.40        23.73    73.07   125.04  267.40
MFS(R) Utilities Series - Service Class
   base contract with no optional riders               102.60  139.68   179.37   256.02        22.60    69.68   119.37  256.02
   optional PCR rider                                  104.14  144.31   187.10   271.51        24.14    74.31   127.10  271.51



--------------------------------------------------------------------------------
19 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a seven-year withdrawal charge schedule with selection of the ROP death benefit (1.00% total variable account expense) assuming a 5% annual return
.... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Oppenheimer Capital Appreciation Fund/VA, Service
Shares
   base contract with no optional riders              $ 99.83 $131.31  $165.34  $227.55       $19.83   $61.31  $105.34 $227.55
   optional PCR rider                                  101.37  135.97   173.15   243.46        21.37    65.97   113.15  243.46
Oppenheimer Global Securities Fund/VA, Service
Shares
   base contract with no optional riders               100.24  132.56   167.42   231.81        20.24    62.56   107.42  231.81
   optional PCR rider                                  101.78  137.21   175.23   247.66        21.78    67.21   115.23  247.66
Oppenheimer High Income Fund/VA, Service Shares
   base contract with no optional riders               101.37  135.97   173.15   243.46        21.37    65.97   113.15  243.46
   optional PCR rider                                  102.91  140.60   180.92   259.13        22.91    70.60   120.92  259.13
Oppenheimer Main Street Small Cap Fund/VA, Service
Shares
   base contract with no optional riders               103.73  143.07   185.04   267.40        23.73    73.07   125.04  267.40
   optional PCR rider                                  105.27  147.69   192.74   282.72        25.27    77.69   132.74  282.72
Oppenheimer Strategic Bond Fund/VA, Service Shares
   base contract with no optional riders               100.96  134.73   171.07   239.24        20.96    64.73   111.07  239.24
   optional PCR rider                                  102.50  139.37   178.85   254.97        22.50    69.37   118.85  254.97
Putnam VT Growth and Income Fund - Class IB Shares
   base contract with no optional riders                98.30  126.65   157.47   211.40        18.30    56.65    97.47  211.40
   optional PCR rider                                   99.83  131.31   165.34   227.55        19.83    61.31   105.34  227.55
Putnam VT International Growth Fund - Class IB
Shares
   base contract with no optional riders               102.70  139.99   179.89   257.06        22.70    69.99   119.89  257.06
   optional PCR rider                                  104.24  144.61   187.61   272.53        24.24    74.61   127.61  272.53
Putnam VT Research Fund - Class IB Shares
   base contract with no optional riders               100.65  133.80   169.51   236.06        20.65    63.80   109.51  236.06
   optional PCR rider                                  102.19  138.44   177.30   251.85        22.19    68.44   117.30  251.85
Putnam VT Vista Fund - Class IB Shares
   base contract with no optional riders                99.94  131.62   165.86   228.61        19.94    61.62   105.86  228.61
   optional PCR rider                                  101.47  136.28   173.67   244.51        21.47    66.28   113.67  244.51



--------------------------------------------------------------------------------
20 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a five-year withdrawal charge schedule with selection of the optional MAV death benefit (1.65% total variable account expense) assuming a 5%
annual return ...
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP(R) Variable Portfolio - Bond Fund
   base contract with no optional riders              $105.37 $138.00  $153.25  $283.74       $25.37  $ 78.00  $133.25 $283.74
   optional GMIB - 6% rising floor rider               113.06  160.86   190.98   356.94        33.06   100.86   170.98  356.94
AXP(R) Variable Portfolio - Cash Management Fund
   base contract with no optional riders               104.24  134.61   147.61   272.53        24.24    74.61   127.61  272.53
   optional GMIB - 6% rising floor rider               111.93  157.53   185.52   346.54        31.93    97.53   165.52  346.54
AXP(R) Variable Portfolio - Diversified Equity
Income Fund
   base contract with no optional riders               106.09  140.15   156.82   290.80        26.09    80.15   136.82  290.80
   optional GMIB - 6% rising floor rider               113.77  162.97   194.44   363.50        33.77   102.97   174.44  363.50
AXP(R) Variable Portfolio - Federal Income Fund
   base contract with no optional riders               105.68  138.92   154.78   286.77        25.68    78.92   134.78  286.77
   optional GMIB - 6% rising floor rider               113.36  161.77   192.46   359.76        33.36   101.77   172.46  359.76
AXP(R) Variable Portfolio - Growth Fund
   base contract with no optional riders               105.47  138.30   153.76   284.75        25.47    78.30   133.76  284.75
   optional GMIB - 6% rising floor rider               113.16  161.16   191.47   357.88        33.16   101.16   171.47  357.88
AXP(R) Variable Portfolio - New Dimensions Fund(R)
   base contract with no optional riders               105.27  137.69   152.74   282.72        25.27    77.69   132.74  282.72
   optional GMIB - 6% rising floor rider               112.95  160.56   190.48   356.00        32.95   100.56   170.48  356.00
AXP(R) Variable Portfolio - Partners Small Cap
Value Fund
   base contract with no optional riders               112.34  158.74   187.51   350.34        32.34    98.74   167.51  350.34
   optional GMIB - 6% rising floor rider               120.03  181.28   224.16   418.71        40.03   121.28   204.16  418.71
AXP(R) Variable Portfolio - S&P 500 Index Fund
   base contract with no optional riders               102.29  128.75   137.82   252.89        22.29    68.75   117.82  252.89
   optional GMIB - 6% rising floor rider               109.98  151.76   176.03   328.31        29.98    91.76   156.03  328.31
AIM V.I. Basic Value Fund, Series II Shares
   base contract with no optional riders               112.03  157.83   186.02   347.49        32.03    97.83   166.02  347.49
   optional GMIB - 6% rising floor rider               119.72  180.39   222.72   416.08        39.72   120.39   202.72  416.08
AIM V.I. Capital Development Fund, Series II
Shares
   base contract with no optional riders               111.83  157.22   185.02   345.59        31.83    97.22   165.02  345.59
   optional GMIB - 6% rising floor rider               119.51  179.79   221.76   414.31        39.51   119.79   201.76  414.31
AIM V.I. Premier Equity Fund, Series II Shares
   base contract with no optional riders               108.44  147.18   168.48   313.68        28.44    87.18   148.48  313.68
   optional GMIB - 6% rising floor rider               116.13  169.90   205.74   384.72        36.13   109.90   185.74  384.72
Alliance VP Growth and Income Portfolio (Class B)
   base contract with no optional riders               106.60  141.68   159.37   295.82        26.60    81.68   139.37  295.82
   optional GMIB - 6% rising floor rider               114.29  164.48   196.90   368.15        34.29   104.48   176.90  368.15
Alliance VP Premier Growth Portfolio (Class B)
   base contract with no optional riders               110.39  152.97   178.03   332.18        30.39    92.97   158.03  332.18
   optional GMIB - 6% rising floor rider               118.08  175.60   214.99   401.88        38.08   115.60   194.99  401.88
Alliance VP Technology Portfolio (Class B)
   base contract with no optional riders               110.80  154.19   180.03   336.03        30.80    94.19   160.03  336.03
   optional GMIB - 6% rising floor rider               118.49  176.80   216.93   405.45        38.49   116.80   196.93  405.45



--------------------------------------------------------------------------------
21 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a five-year withdrawal charge schedule with selection of the optional MAV death benefit (1.65% total variable account expense) assuming a 5%
annual return ... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Alliance VP Total Return Portfolio (Class B)
   base contract with no optional riders              $107.42 $144.13  $163.43  $303.80       $27.42  $ 84.13  $143.43 $303.80
   optional GMIB - 6% rising floor rider               115.11  166.90   200.84   375.55        35.11   106.90   180.84  375.55
Fidelity(R) VIP Contrafund(R) Portfolio Service
Class 2
   base contract with no optional riders               106.80  142.29   160.38   297.82        26.80    82.29   140.38  297.82
   optional GMIB - 6% rising floor rider               114.49  165.09   197.89   370.01        34.49   105.09   177.89  370.01
Fidelity(R) VIP Growth Portfolio Service Class 2
   base contract with no optional riders               106.70  141.98   159.87   296.82        26.70    81.98   139.87  296.82
   optional GMIB - 6% rising floor rider               114.39  164.79   197.40   369.08        34.39   104.79   177.40  369.08
Fidelity(R) VIP Mid Cap Portfolio Service Class 2
   base contract with no optional riders               106.80  142.29   160.38   297.82        26.80    82.29   140.38  297.82
   optional GMIB - 6% rising floor rider               114.49  165.09   197.89   370.01        34.49   105.09   177.89  370.01
Fidelity(R) VIP Overseas Portfolio Service Class 2
   base contract with no optional riders               109.26  149.62   172.51   321.51        29.26    89.62   152.51  321.51
   optional GMIB - 6% rising floor rider               116.95  172.31   209.64   391.98        36.95   112.31   189.64  391.98
FTVIPT Franklin Real Estate Fund - Class 2
   base contract with no optional riders               105.78  139.22   155.29   287.78        25.78    79.22   135.29  287.78
   optional GMIB - 6% rising floor rider               113.47  162.07   192.96   360.69        33.47   102.07   172.96  360.69
FTVIPT Franklin Small Cap Fund - Class 2
   base contract with no optional riders               107.52  144.43   163.93   304.79        27.52    84.43   143.93  304.79
   optional GMIB - 6% rising floor rider               115.21  167.20   201.33   376.47        35.21   107.20   181.33  376.47
FTVIPT Franklin Small Cap Value Securities Fund -
Class 2
   base contract with no optional riders               107.62  144.74   164.44   305.78        27.62    84.74   144.44  305.78
   optional GMIB - 6% rising floor rider               115.31  167.50   201.82   377.39        35.31   107.50   181.82  377.39
FTVIPT Mutual Shares Securities Fund - Class 2
   base contract with no optional riders               107.83  145.35   165.45   307.76        27.83    85.35   145.45  307.76
   optional GMIB - 6% rising floor rider               115.52  168.10   202.80   379.23        35.52   108.10   182.80  379.23
FTVIPT Templeton Foreign Securities Fund - Class 2
   base contract with no optional riders               108.96  148.71   171.00   318.58        28.96    88.71   151.00  318.58
   optional GMIB - 6% rising floor rider               116.64  171.41   208.18   389.26        36.64   111.41   188.18  389.26
MFS(R) Investors Growth Stock Series - Service
Class
   base contract with no optional riders               109.16  149.32   172.01   320.53        29.16    89.32   152.01  320.53
   optional GMIB - 6% rising floor rider               116.85  172.01   209.15   391.08        36.85   112.01   189.15  391.08
MFS(R) New Discovery Series - Service Class
   base contract with no optional riders               110.60  153.58   179.03   334.11        30.60    93.58   159.03  334.11
   optional GMIB - 6% rising floor rider               118.28  176.20   215.96   403.67        38.28   116.20   195.96  403.67
MFS(R) Total Return Series - Service Class
   base contract with no optional riders               108.85  148.40   170.50   317.60        28.85    88.40   150.50  317.60
   optional GMIB - 6% rising floor rider               116.54  171.11   207.69   388.36        36.54   111.11   187.69  388.36
MFS(R) Utilities Series - Service Class
   base contract with no optional riders               109.26  149.62   172.51   321.51        29.26    89.62   152.51  321.51
   optional GMIB - 6% rising floor rider               116.95  172.31   209.64   391.98        36.95   112.31   189.64  391.98



--------------------------------------------------------------------------------
22 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a five-year withdrawal charge schedule with selection of the optional MAV death benefit (1.65% total variable account expense) assuming a 5%
annual return ... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Oppenheimer Capital Appreciation Fund/VA, Service
Shares
   base contract with no optional riders              $106.50 $141.37  $158.86  $294.82       $26.50  $ 81.37  $138.86 $294.82
   optional GMIB - 6% rising floor rider               114.18  164.18   196.41   367.22        34.18   104.18   176.41  367.22
Oppenheimer Global Securities Fund/VA, Service
Shares
   base contract with no optional riders               106.91  142.60   160.89   298.82        26.91    82.60   140.89  298.82
   optional GMIB - 6% rising floor rider               114.59  165.39   198.38   370.93        34.59   105.39   178.38  370.93
Oppenheimer High Income Fund/VA, Service Shares
   base contract with no optional riders               108.03  145.96   166.46   309.74        28.03    85.96   146.46  309.74
   optional GMIB - 6% rising floor rider               115.72  168.70   203.78   381.06        35.72   108.70   183.78  381.06
Oppenheimer Main Street Small Cap Fund/VA, Service
Shares
   base contract with no optional riders               110.39  152.97   178.03   332.18        30.39    92.97   158.03  332.18
   optional GMIB - 6% rising floor rider               118.08  175.60   214.99   401.88        38.08   115.60   194.99  401.88
Oppenheimer Strategic Bond Fund/VA, Service Shares
   base contract with no optional riders               107.62  144.74   164.44   305.78        27.62    84.74   144.44  305.78
   optional GMIB - 6% rising floor rider               115.31  167.50   201.82   377.39        35.31   107.50   181.82  377.39
Putnam VT Growth and Income Fund - Class IB Shares
   base contract with no optional riders               104.96  136.77   151.20   279.68        24.96    76.77   131.20  279.68
   optional GMIB - 6% rising floor rider               112.65  159.65   189.00   353.17        32.65    99.65   169.00  353.17
Putnam VT International Growth Fund - Class IB
Shares
   base contract with no optional riders               109.37  149.93   173.02   322.49        29.37    89.93   153.02  322.49
   optional GMIB - 6% rising floor rider               117.05  172.61   210.13   392.89        37.05   112.61   190.13  392.89
Putnam VT Research Fund - Class IB Shares
   base contract with no optional riders               107.32  143.82   162.92   302.80        27.32    83.82   142.92  302.80
   optional GMIB - 6% rising floor rider               115.00  166.59   200.35   374.63        35.00   106.59   180.35  374.63
Putnam VT Vista Fund - Class IB Shares
   base contract with no optional riders               106.60  141.68   159.37   295.82        26.60    81.68   139.37  295.82
   optional GMIB - 6% rising floor rider               114.29  164.48   196.90   368.15        34.29   104.48   176.90  368.15


--------------------------------------------------------------------------------
23 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a five-year withdrawal charge schedule with selection of the ROP death benefit (1.55% total variable account expense) assuming a 5% annual return
....
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP(R) Variable Portfolio - Bond Fund
   base contract with no optional riders              $104.34 $134.92  $148.13  $273.56       $24.34  $ 74.92  $128.13 $273.56
   optional PCR rider                                  105.88  139.53   155.80   288.79        25.88    79.53   135.80  288.79
AXP(R) Variable Portfolio - Cash Management Fund
   base contract with no optional riders               103.22  131.53   142.47   262.24        23.22    71.53   122.47  262.24
   optional PCR rider                                  104.75  136.15   150.18   277.64        24.75    76.15   130.18  277.64
AXP(R) Variable Portfolio - Diversified Equity
Income Fund
   base contract with no optional riders               105.06  137.07   151.71   280.69        25.06    77.07   131.71  280.69
   optional PCR rider                                  106.60  141.68   159.37   295.82        26.60    81.68   139.37  295.82
AXP(R) Variable Portfolio - Federal Income Fund
   base contract with no optional riders               104.65  135.84   149.67   276.62        24.65    75.84   129.67  276.62
   optional PCR rider                                  106.19  140.45   157.33   291.81        26.19    80.45   137.33  291.81
AXP(R) Variable Portfolio - Growth Fund
   base contract with no optional riders               104.45  135.23   148.64   274.58        24.45    75.23   128.64  274.58
   optional PCR rider                                  105.98  139.84   156.31   289.80        25.98    79.84   136.31  289.80
AXP(R) Variable Portfolio - New Dimensions Fund(R)
   base contract with no optional riders               104.24  134.61   147.61   272.53        24.24    74.61   127.61  272.53
   optional PCR rider                                  105.78  139.22   155.29   287.78        25.78    79.22   135.29  287.78
AXP(R) Variable Portfolio - Partners Small Cap
Value Fund
   base contract with no optional riders               111.31  155.71   182.53   340.82        31.31    95.71   162.53  340.82
   optional PCR rider                                  112.85  160.25   189.99   355.06        32.85   100.25   169.99  355.06
AXP(R) Variable Portfolio - S&P 500 Index Fund
   base contract with no optional riders               101.27  125.66   132.63   242.40        21.27    65.66   112.63  242.40
   optional PCR rider                                  102.81  130.30   140.40   258.09        22.81    70.30   120.40  258.09
AIM V.I. Basic Value Fund, Series II Shares
   base contract with no optional riders               111.01  154.80   181.03   337.95        31.01    94.80   161.03  337.95
   optional PCR rider                                  112.54  159.35   188.50   352.23        32.54    99.35   168.50  352.23
AIM V.I. Capital Development Fund, Series II
Shares
   base contract with no optional riders               110.80  154.19   180.03   336.03        30.80    94.19   160.03  336.03
   optional PCR rider                                  112.34  158.74   187.51   350.34        32.34    98.74   167.51  350.34
AIM V.I. Premier Equity Fund, Series II Shares
   base contract with no optional riders               107.42  144.13   163.43   303.80        27.42    84.13   143.43  303.80
   optional PCR rider                                  108.96  148.71   171.00   318.58        28.96    88.71   151.00  318.58
Alliance VP Growth and Income Portfolio (Class B)
   base contract with no optional riders               105.57  138.61   154.27   285.76        25.57    78.61   134.27  285.76
   optional PCR rider                                  107.11  143.21   161.91   300.81        27.11    83.21   141.91  300.81
Alliance VP Premier Growth Portfolio (Class B)
   base contract with no optional riders               109.37  149.93   173.02   322.49        29.37    89.93   153.02  322.49
   optional PCR rider                                  110.90  154.49   180.53   336.99        30.90    94.49   160.53  336.99
Alliance VP Technology Portfolio (Class B)
   base contract with no optional riders               109.78  151.15   175.03   326.38        29.78    91.15   155.03  326.38
   optional PCR rider                                  111.31  155.71   182.53   340.82        31.31    95.71   162.53  340.82



--------------------------------------------------------------------------------
24 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a five-year withdrawal charge schedule with selection of the ROP death benefit (1.55% total variable account expense) assuming a 5% annual return
.... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Alliance VP Total Return Portfolio (Class B)
   base contract with no optional riders              $106.39 $141.07  $158.35  $293.82       $26.39   $81.07  $138.35 $293.82
   optional PCR rider                                  107.93  145.66   165.96   308.75        27.93    85.66   145.96  308.75
Fidelity(R) VIP Contrafund(R) Portfolio Service
Class 2
   base contract with no optional riders               105.78  139.22   155.29   287.78        25.78    79.22   135.29  287.78
   optional PCR rider                                  107.32  143.82   162.92   302.80        27.32    83.82   142.92  302.80
Fidelity(R) VIP Growth Portfolio Service Class 2
   base contract with no optional riders               105.68  138.92   154.78   286.77        25.68    78.92   134.78  286.77
   optional PCR rider                                  107.21  143.52   162.41   301.81        27.21    83.52   142.41  301.81
Fidelity(R) VIP Mid Cap Portfolio Service Class 2
   base contract with no optional riders               105.78  139.22   155.29   287.78        25.78    79.22   135.29  287.78
   optional PCR rider                                  107.32  143.82   162.92   302.80        27.32    83.82   142.92  302.80
Fidelity(R) VIP Overseas Portfolio Service Class 2
   base contract with no optional riders               108.24  146.57   167.47   311.71        28.24    86.57   147.47  311.71
   optional PCR rider                                  109.78  151.15   175.03   326.38        29.78    91.15   155.03  326.38
FTVIPT Franklin Real Estate Fund - Class 2
   base contract with no optional riders               104.75  136.15   150.18   277.64        24.75    76.15   130.18  277.64
   optional PCR rider                                  106.29  140.76   157.84   292.81        26.29    80.76   137.84  292.81
FTVIPT Franklin Small Cap Fund - Class 2
   base contract with no optional riders               106.50  141.37   158.86   294.82        26.50    81.37   138.86  294.82
   optional PCR rider                                  108.03  145.96   166.46   309.74        28.03    85.96   146.46  309.74
FTVIPT Franklin Small Cap Value Securities Fund -
Class 2
   base contract with no optional riders               106.60  141.68   159.37   295.82        26.60    81.68   139.37  295.82
   optional PCR rider                                  108.14  146.27   166.97   310.72        28.14    86.27   146.97  310.72
FTVIPT Mutual Shares Securities Fund - Class 2
   base contract with no optional riders               106.80  142.29   160.38   297.82        26.80    82.29   140.38  297.82
   optional PCR rider                                  108.34  146.88   167.98   312.69        28.34    86.88   147.98  312.69
FTVIPT Templeton Foreign Securities Fund - Class 2
   base contract with no optional riders               107.93  145.66   165.96   308.75        27.93    85.66   145.96  308.75
   optional PCR rider                                  109.47  150.23   173.52   323.46        29.47    90.23   153.52  323.46
MFS(R) Investors Growth Stock Series - Service
Class
   base contract with no optional riders               108.14  146.27   166.97   310.72        28.14    86.27   146.97  310.72
   optional PCR rider                                  109.67  150.84   174.52   325.40        29.67    90.84   154.52  325.40
MFS(R) New Discovery Series - Service Class
   base contract with no optional riders               109.57  150.54   174.02   324.43        29.57    90.54   154.02  324.43
   optional PCR rider                                  111.11  155.10   181.53   338.91        31.11    95.10   161.53  338.91
MFS(R) Total Return Series - Service Class
   base contract with no optional riders               107.83  145.35   165.45   307.76        27.83    85.35   145.45  307.76
   optional PCR rider                                  109.37  149.93   173.02   322.49        29.37    89.93   153.02  322.49
MFS(R) Utilities Series - Service Class
   base contract with no optional riders               108.24  146.57   167.47   311.71        28.24    86.57   147.47  311.71
   optional PCR rider                                  109.78  151.15   175.03   326.38        29.78    91.15   155.03  326.38



--------------------------------------------------------------------------------
25 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a nonqualified annuity with a five-year withdrawal charge schedule with selection of the ROP death benefit (1.55% total variable account expense) assuming a 5% annual return
.... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Oppenheimer Capital Appreciation Fund/VA, Service
Shares
   base contract with no optional riders              $105.47 $138.30  $153.76  $284.75       $25.47   $78.30  $133.76 $284.75
   optional PCR rider                                  107.01  142.90   161.40   299.82        27.01    82.90   141.40  299.82
Oppenheimer Global Securities Fund/VA, Service
Shares
   base contract with no optional riders               105.88  139.53   155.80   288.79        25.88    79.53   135.80  288.79
   optional PCR rider                                  107.42  144.13   163.43   303.80        27.42    84.13   143.43  303.80
Oppenheimer High Income Fund/VA, Service Shares
   base contract with no optional riders               107.01  142.90   161.40   299.82        27.01    82.90   141.40  299.82
   optional PCR rider                                  108.55  147.49   168.99   314.66        28.55    87.49   148.99  314.66
Oppenheimer Main Street Small Cap Fund/VA, Service
Shares
   base contract with no optional riders               109.37  149.93   173.02   322.49        29.37    89.93   153.02  322.49
   optional PCR rider                                  110.90  154.49   180.53   336.99        30.90    94.49   160.53  336.99
Oppenheimer Strategic Bond Fund/VA, Service Shares
   base contract with no optional riders               106.60  141.68   159.37   295.82        26.60    81.68   139.37  295.82
   optional PCR rider                                  108.14  146.27   166.97   310.72        28.14    86.27   146.97  310.72
Putnam VT Growth and Income Fund - Class IB Shares
   base contract with no optional riders               103.93  133.69   146.07   269.45        23.93    73.69   126.07  269.45
   optional PCR rider                                  105.47  138.30   153.76   284.75        25.47    78.30   133.76  284.75
Putnam VT International Growth Fund - Class IB
Shares
   base contract with no optional riders               108.34  146.88   167.98   312.69        28.34    86.88   147.98  312.69
   optional PCR rider                                  109.88  151.45   175.53   327.35        29.88    91.45   155.53  327.35
Putnam VT Research Fund - Class IB Shares
   base contract with no optional riders               106.29  140.76   157.84   292.81        26.29    80.76   137.84  292.81
   optional PCR rider                                  107.83  145.35   165.45   307.76        27.83    85.35   145.45  307.76
Putnam VT Vista Fund - Class IB Shares
   base contract with no optional riders               105.57  138.61   154.27   285.76        25.57    78.61   134.27  285.76
   optional PCR rider                                  107.11  143.21   161.91   300.81        27.11    83.21   141.91  300.81



--------------------------------------------------------------------------------
26 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a five-year withdrawal charge schedule with selection of the optional MAV death benefit (1.40% total variable account expense) assuming a 5%
annual return ...
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP(R) Variable Portfolio - Bond Fund
   base contract with no optional riders              $102.81 $130.30  $140.40  $258.09       $22.81  $ 70.30  $120.40 $258.09
   optional GMIB - 6% rising floor rider               110.49  153.28   178.53   333.15        30.49    93.28   158.53  333.15
AXP(R) Variable Portfolio - Cash Management Fund
   base contract with no optional riders               101.68  126.90   134.71   246.61        21.68    66.90   114.71  246.61
   optional GMIB - 6% rising floor rider               109.37  149.93   173.02   322.49        29.37    89.93   153.02  322.49
AXP(R) Variable Portfolio - Diversified Equity
Income Fund
   base contract with no optional riders               103.52  132.46   144.01   265.34        23.52    72.46   124.01  265.34
   optional GMIB - 6% rising floor rider               111.21  155.40   182.03   339.87        31.21    95.40   162.03  339.87
AXP(R) Variable Portfolio - Federal Income Fund
   base contract with no optional riders               103.11  131.22   141.95   261.20        23.11    71.22   121.95  261.20
   optional GMIB - 6% rising floor rider               110.80  154.19   180.03   336.03        30.80    94.19   160.03  336.03
AXP(R) Variable Portfolio - Growth Fund
   base contract with no optional riders               102.91  130.60   140.92   259.13        22.91    70.60   120.92  259.13
   optional GMIB - 6% rising floor rider               110.60  153.58   179.03   334.11        30.60    93.58   159.03  334.11
AXP(R) Variable Portfolio - New Dimensions Fund(R)
   base contract with no optional riders               102.70  129.99   139.89   257.06        22.70    69.99   119.89  257.06
   optional GMIB - 6% rising floor rider               110.39  152.97   178.03   332.18        30.39    92.97   158.03  332.18
AXP(R) Variable Portfolio - Partners Small Cap
Value Fund
   base contract with no optional riders               109.78  151.15   175.03   326.38        29.78    91.15   155.03  326.38
   optional GMIB - 6% rising floor rider               117.46  173.81   212.07   396.49        37.46   113.81   192.07  396.49
AXP(R) Variable Portfolio - S&P 500 Index Fund
   base contract with no optional riders                99.73  121.00   124.81   226.48        19.73    61.00   104.81  226.48
   optional GMIB - 6% rising floor rider               107.42  144.13   163.43   303.80        27.42    84.13   143.43  303.80
AIM V.I. Basic Value Fund, Series II Shares
   base contract with no optional riders               109.47  150.23   173.52   323.46        29.47    90.23   153.52  323.46
   optional GMIB - 6% rising floor rider               117.16  172.91   210.62   393.79        37.16   112.91   190.62  393.79
AIM V.I. Capital Development Fund, Series II
Shares
   base contract with no optional riders               109.26  149.62   172.51   321.51        29.26    89.62   152.51  321.51
   optional GMIB - 6% rising floor rider               116.95  172.31   209.64   391.98        36.95   112.31   189.64  391.98
AIM V.I. Premier Equity Fund, Series II Shares
   base contract with no optional riders               105.88  139.53   155.80   288.79        25.88    79.53   135.80  288.79
   optional GMIB - 6% rising floor rider               113.57  162.37   193.45   361.63        33.57   102.37   173.45  361.63
Alliance VP Growth and Income Portfolio (Class B)
   base contract with no optional riders               104.04  134.00   146.59   270.48        24.04    74.00   126.59  270.48
   optional GMIB - 6% rising floor rider               111.72  156.92   184.52   344.64        31.72    96.92   164.52  344.64
Alliance VP Premier Growth Portfolio (Class B)
   base contract with no optional riders               107.83  145.35   165.45   307.76        27.83    85.35   145.45  307.76
   optional GMIB - 6% rising floor rider               115.52  168.10   202.80   379.23        35.52   108.10   182.80  379.23
Alliance VP Technology Portfolio (Class B)
   base contract with no optional riders               108.24  146.57   167.47   311.71        28.24    86.57   147.47  311.71
   optional GMIB - 6% rising floor rider               115.93  169.30   204.76   382.89        35.93   109.30   184.76  382.89



--------------------------------------------------------------------------------
27 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a five-year withdrawal charge schedule with selection of the optional MAV death benefit (1.40% total variable account expense) assuming a 5%
annual return ... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Alliance VP Total Return Portfolio (Class B)
   base contract with no optional riders              $104.86 $136.46  $150.69  $278.66       $24.86  $ 76.46  $130.69 $278.66
   optional GMIB - 6% rising floor rider               112.54  159.35   188.50   352.23        32.54    99.35   168.50  352.23
Fidelity(R) VIP Contrafund(R) Portfolio Service
Class 2
   base contract with no optional riders               104.24  134.61   147.61   272.53        24.24    74.61   127.61  272.53
   optional GMIB - 6% rising floor rider               111.93  157.53   185.52   346.54        31.93    97.53   165.52  346.54
Fidelity(R) VIP Growth Portfolio Service Class 2
   base contract with no optional riders               104.14  134.31   147.10   271.51        24.14    74.31   127.10  271.51
   optional GMIB - 6% rising floor rider               111.83  157.22   185.02   345.59        31.83    97.22   165.02  345.59
Fidelity(R) VIP Mid Cap Portfolio Service Class 2
   base contract with no optional riders               104.24  134.61   147.61   272.53        24.24    74.61   127.61  272.53
   optional GMIB - 6% rising floor rider               111.93  157.53   185.52   346.54        31.93    97.53   165.52  346.54
Fidelity(R) VIP Overseas Portfolio Service Class 2
   base contract with no optional riders               106.70  141.98   159.87   296.82        26.70    81.98   139.87  296.82
   optional GMIB - 6% rising floor rider               114.39  164.79   197.40   369.08        34.39   104.79   177.40  369.08
FTVIPT Franklin Real Estate Fund - Class 2
   base contract with no optional riders               103.22  131.53   142.47   262.24        23.22    71.53   122.47  262.24
   optional GMIB - 6% rising floor rider               110.90  154.49   180.53   336.99        30.90    94.49   160.53  336.99
FTVIPT Franklin Small Cap Fund - Class 2
   base contract with no optional riders               104.96  136.77   151.20   279.68        24.96    76.77   131.20  279.68
   optional GMIB - 6% rising floor rider               112.65  159.65   189.00   353.17        32.65    99.65   169.00  353.17
FTVIPT Franklin Small Cap Value Securities Fund -
Class 2
   base contract with no optional riders               105.06  137.07   151.71   280.69        25.06    77.07   131.71  280.69
   optional GMIB - 6% rising floor rider               112.75  159.95   189.49   354.12        32.75    99.95   169.49  354.12
FTVIPT Mutual Shares Securities Fund - Class 2
   base contract with no optional riders               105.27  137.69   152.74   282.72        25.27    77.69   132.74  282.72
   optional GMIB - 6% rising floor rider               112.95  160.56   190.48   356.00        32.95   100.56   170.48  356.00
FTVIPT Templeton Foreign Securities Fund - Class 2
   base contract with no optional riders               106.39  141.07   158.35   293.82        26.39    81.07   138.35  293.82
   optional GMIB - 6% rising floor rider               114.08  163.88   195.92   366.29        34.08   103.88   175.92  366.29
MFS(R) Investors Growth Stock Series - Service
Class
   base contract with no optional riders               106.60  141.68   159.37   295.82        26.60    81.68   139.37  295.82
   optional GMIB - 6% rising floor rider               114.29  164.48   196.90   368.15        34.29   104.48   176.90  368.15
MFS(R) New Discovery Series - Service Class
   base contract with no optional riders               108.03  145.96   166.46   309.74        28.03    85.96   146.46  309.74
   optional GMIB - 6% rising floor rider               115.72  168.70   203.78   381.06        35.72   108.70   183.78  381.06
MFS(R) Total Return Series - Service Class
   base contract with no optional riders               106.29  140.76   157.84   292.81        26.29    80.76   137.84  292.81
   optional GMIB - 6% rising floor rider               113.98  163.58   195.43   365.36        33.98   103.58   175.43  365.36
MFS(R) Utilities Series - Service Class
   base contract with no optional riders               106.70  141.98   159.87   296.82        26.70    81.98   139.87  296.82
   optional GMIB - 6% rising floor rider               114.39  164.79   197.40   369.08        34.39   104.79   177.40  369.08



--------------------------------------------------------------------------------
28 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a five-year withdrawal charge schedule with selection of the optional MAV death benefit (1.40% total variable account expense) assuming a 5%
annual return ... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Oppenheimer Capital Appreciation Fund/VA,
Service Shares
   base contract with no optional riders              $103.93 $133.69  $146.07  $269.45       $23.93  $ 73.69  $126.07 $269.45
   optional GMIB - 6% rising floor rider               111.62  156.62   184.03   343.69        31.62    96.62   164.03  343.69
Oppenheimer Global Securities Fund/VA, Service
Shares
   base contract with no optional riders               104.34  134.92   148.13   273.56        24.34    74.92   128.13  273.56
   optional GMIB - 6% rising floor rider               112.03  157.83   186.02   347.49        32.03    97.83   166.02  347.49
Oppenheimer High Income Fund/VA, Service Shares
   base contract with no optional riders               105.47  138.30   153.76   284.75        25.47    78.30   133.76  284.75
   optional GMIB - 6% rising floor rider               113.16  161.16   191.47   357.88        33.16   101.16   171.47  357.88
Oppenheimer Main Street Small Cap Fund/VA, Service
Shares
   base contract with no optional riders               107.83  145.35   165.45   307.76        27.83    85.35   145.45  307.76
   optional GMIB - 6% rising floor rider               115.52  168.10   202.80   379.23        35.52   108.10   182.80  379.23
Oppenheimer Strategic Bond Fund/VA, Service Shares
   base contract with no optional riders               105.06  137.07   151.71   280.69        25.06    77.07   131.71  280.69
   optional GMIB - 6% rising floor rider               112.75  159.95   189.49   354.12        32.75    99.95   169.49  354.12
Putnam VT Growth and Income Fund - Class IB Shares
   base contract with no optional riders               102.40  129.06   138.34   253.93        22.40    69.06   118.34  253.93
   optional GMIB - 6% rising floor rider               110.08  152.06   176.53   329.28        30.08    92.06   156.53  329.28
Putnam VT International Growth Fund - Class IB
Shares
   base contract with no optional riders               106.80  142.29   160.38   297.82        26.80    82.29   140.38  297.82
   optional GMIB - 6% rising floor rider               114.49  165.09   197.89   370.01        34.49   105.09   177.89  370.01
Putnam VT Research Fund - Class IB Shares
   base contract with no optional riders               104.75  136.15   150.18   277.64        24.75    76.15   130.18  277.64
   optional GMIB - 6% rising floor rider               112.44  159.04   188.00   351.28        32.44    99.04   168.00  351.28
Putnam VT Vista Fund - Class IB Shares
   base contract with no optional riders               104.04  134.00   146.59   270.48        24.04    74.00   126.59  270.48
   optional GMIB - 6% rising floor rider               111.72  156.92   184.52   344.64        31.72    96.92   164.52  344.64


--------------------------------------------------------------------------------
29 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a five-year withdrawal charge schedule with selection of the ROP death benefit (1.30% total variable account expense) assuming a 5% annual return
....
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP(R) Variable Portfolio - Bond Fund
   base contract with no optional riders              $101.78 $127.21  $135.23  $247.66       $21.78   $67.21  $115.23 $247.66
   optional PCR rider                                  103.32  131.84   142.98   263.27        23.32    71.84   122.98  263.27
AXP(R) Variable Portfolio - Cash Management Fund
   base contract with no optional riders               100.65  123.80   129.51   236.06        20.65    63.80   109.51  236.06
   optional PCR rider                                  102.19  128.44   137.30   251.85        22.19    68.44   117.30  251.85
AXP(R) Variable Portfolio - Diversified Equity
Income Fund
   base contract with no optional riders               102.50  129.37   138.85   254.97        22.50    69.37   118.85  254.97
   optional PCR rider                                  104.04  134.00   146.59   270.48        24.04    74.00   126.59  270.48
AXP(R) Variable Portfolio - Federal Income Fund
   base contract with no optional riders               102.09  128.13   136.78   250.80        22.09    68.13   116.78  250.80
   optional PCR rider                                  103.63  132.76   144.53   266.37        23.63    72.76   124.53  266.37
AXP(R) Variable Portfolio - Growth Fund
   base contract with no optional riders               101.88  127.51   135.75   248.71        21.88    67.51   115.75  248.71
   optional PCR rider                                  103.42  132.15   143.50   264.31        23.42    72.15   123.50  264.31
AXP(R) Variable Portfolio - New Dimensions Fund(R)
   base contract with no optional riders               101.68  126.90   134.71   246.61        21.68    66.90   114.71  246.61
   optional PCR rider                                  103.22  131.53   142.47   262.24        23.22    71.53   122.47  262.24
AXP(R) Variable Portfolio - Partners Small Cap
Value Fund
   base contract with no optional riders               108.75  148.10   170.00   316.62        28.75    88.10   150.00  316.62
   optional PCR rider                                  110.29  152.67   177.53   331.22        30.29    92.67   157.53  331.22
AXP(R) Variable Portfolio - S&P 500 Index Fund
   base contract with no optional riders                98.71  117.89   119.57   215.73        18.71    57.89    99.57  215.73
   optional PCR rider                                  100.24  122.56   127.42   231.81        20.24    62.56   107.42  231.81
AIM V.I. Basic Value Fund, Series II Shares
   base contract with no optional riders               108.44  147.18   168.48   313.68        28.44    87.18   148.48  313.68
   optional PCR rider                                  109.98  151.76   176.03   328.31        29.98    91.76   156.03  328.31
AIM V.I. Capital Development Fund, Series II
Shares
   base contract with no optional riders               108.24  146.57   167.47   311.71        28.24    86.57   147.47  311.71
   optional PCR rider                                  109.78  151.15   175.03   326.38        29.78    91.15   155.03  326.38
AIM V.I. Premier Equity Fund, Series II Shares
   base contract with no optional riders               104.86  136.46   150.69   278.66        24.86    76.46   130.69  278.66
   optional PCR rider                                  106.39  141.07   158.35   293.82        26.39    81.07   138.35  293.82
Alliance VP Growth and Income Portfolio (Class B)
   base contract with no optional riders               103.01  130.91   141.44   260.17        23.01    70.91   121.44  260.17
   optional PCR rider                                  104.55  135.54   149.15   275.60        24.55    75.54   129.15  275.60
Alliance VP Premier Growth Portfolio (Class B)
   base contract with no optional riders               106.80  142.29   160.38   297.82        26.80    82.29   140.38  297.82
   optional PCR rider                                  108.34  146.88   167.98   312.69        28.34    86.88   147.98  312.69
Alliance VP Technology Portfolio (Class B)
   base contract with no optional riders               107.21  143.52   162.41   301.81        27.21    83.52   142.41  301.81
   optional PCR rider                                  108.75  148.10   170.00   316.62        28.75    88.10   150.00  316.62



--------------------------------------------------------------------------------
30 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a five-year withdrawal charge schedule with selection of the ROP death benefit (1.30% total variable account expense) assuming a 5% annual return
.... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Alliance VP Total Return Portfolio (Class B)
   base contract with no optional riders              $103.83 $133.38  $145.56  $268.43       $23.83   $73.38  $125.56 $268.43
   optional PCR rider                                  105.37  138.00   153.25   283.74        25.37    78.00   133.25  283.74
Fidelity(R) VIP Contrafund(R) Portfolio Service
Class 2
   base contract with no optional riders               103.22  131.53   142.47   262.24        23.22    71.53   122.47  262.24
   optional PCR rider                                  104.75  136.15   150.18   277.64        24.75    76.15   130.18  277.64
Fidelity(R) VIP Growth Portfolio Service Class 2
   base contract with no optional riders               103.11  131.22   141.95   261.20        23.11    71.22   121.95  261.20
   optional PCR rider                                  104.65  135.84   149.67   276.62        24.65    75.84   129.67  276.62
Fidelity(R) VIP Mid Cap Portfolio Service Class 2
   base contract with no optional riders               103.22  131.53   142.47   262.24        23.22    71.53   122.47  262.24
   optional PCR rider                                  104.75  136.15   150.18   277.64        24.75    76.15   130.18  277.64
Fidelity(R) VIP Overseas Portfolio Service Class 2
   base contract with no optional riders               105.68  138.92   154.78   286.77        25.68    78.92   134.78  286.77
   optional PCR rider                                  107.21  143.52   162.41   301.81        27.21    83.52   142.41  301.81
FTVIPT Franklin Real Estate Fund - Class 2
   base contract with no optional riders               102.19  128.44   137.30   251.85        22.19    68.44   117.30  251.85
   optional PCR rider                                  103.73  133.07   145.04   267.40        23.73    73.07   125.04  267.40
FTVIPT Franklin Small Cap Fund - Class 2
   base contract with no optional riders               103.93  133.69   146.07   269.45        23.93    73.69   126.07  269.45
   optional PCR rider                                  105.47  138.30   153.76   284.75        25.47    78.30   133.76  284.75
FTVIPT Franklin Small Cap Value Securities Fund -
Class 2
   base contract with no optional riders               104.04  134.00   146.59   270.48        24.04    74.00   126.59  270.48
   optional PCR rider                                  105.57  138.61   154.27   285.76        25.57    78.61   134.27  285.76
FTVIPT Mutual Shares Securities Fund - Class 2
   base contract with no optional riders               104.24  134.61   147.61   272.53        24.24    74.61   127.61  272.53
   optional PCR rider                                  105.78  139.22   155.29   287.78        25.78    79.22   135.29  287.78
FTVIPT Templeton Foreign Securities Fund - Class 2
   base contract with no optional riders               105.37  138.00   153.25   283.74        25.37    78.00   133.25  283.74
   optional PCR rider                                  106.91  142.60   160.89   298.82        26.91    82.60   140.89  298.82
MFS(R) Investors Growth Stock Series - Service
Class
   base contract with no optional riders               105.57  138.61   154.27   285.76        25.57    78.61   134.27  285.76
   optional PCR rider                                  107.11  143.21   161.91   300.81        27.11    83.21   141.91  300.81
MFS(R) New Discovery Series - Service Class
   base contract with no optional riders               107.01  142.90   161.40   299.82        27.01    82.90   141.40  299.82
   optional PCR rider                                  108.55  147.49   168.99   314.66        28.55    87.49   148.99  314.66
MFS(R) Total Return Series - Service Class
   base contract with no optional riders               105.27  137.69   152.74   282.72        25.27    77.69   132.74  282.72
   optional PCR rider                                  106.80  142.29   160.38   297.82        26.80    82.29   140.38  297.82
MFS(R) Utilities Series - Service Class
   base contract with no optional riders               105.68  138.92   154.78   286.77        25.68    78.92   134.78  286.77
   optional PCR rider                                  107.21  143.52   162.41   301.81        27.21    83.52   142.41  301.81



--------------------------------------------------------------------------------
31 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

You would pay the following expenses on a $1,000 investment in a qualified annuity with a five-year withdrawal charge schedule with selection of the ROP death benefit (1.30% total variable account expense) assuming a 5% annual return
.... (continued)
                                                                                                 no withdrawal or selection
                                                           a total withdrawal at the          of an annuity payout plan at the
                                                            end of each time period                end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
Oppenheimer Capital Appreciation Fund/VA, Service
Shares
   base contract with no optional riders              $102.91 $130.60  $140.92  $259.13       $22.91   $70.60  $120.92 $259.13
   optional PCR rider                                  104.45  135.23   148.64   274.58        24.45    75.23   128.64  274.58
Oppenheimer Global Securities Fund/VA, Service
Shares
   base contract with no optional riders               103.32  131.84   142.98   263.27        23.32    71.84   122.98  263.27
   optional PCR rider                                  104.86  136.46   150.69   278.66        24.86    76.46   130.69  278.66
Oppenheimer High Income Fund/VA, Service Shares
   base contract with no optional riders               104.45  135.23   148.64   274.58        24.45    75.23   128.64  274.58
   optional PCR rider                                  105.98  139.84   156.31   289.80        25.98    79.84   136.31  289.80
Oppenheimer Main Street Small Cap Fund/VA, Service
Shares
   base contract with no optional riders               106.80  142.29   160.38   297.82        26.80    82.29   140.38  297.82
   optional PCR rider                                  108.34  146.88   167.98   312.69        28.34    86.88   147.98  312.69
Oppenheimer Strategic Bond Fund/VA, Service Shares
   base contract with no optional riders               104.04  134.00   146.59   270.48        24.04    74.00   126.59  270.48
   optional PCR rider                                  105.57  138.61   154.27   285.76        25.57    78.61   134.27  285.76
Putnam VT Growth and Income Fund - Class IB Shares
   base contract with no optional riders               101.37  125.97   133.15   243.46        21.37    65.97   113.15  243.46
   optional PCR rider                                  102.91  130.60   140.92   259.13        22.91    70.60   120.92  259.13
Putnam VT International Growth Fund - Class IB
Shares
   base contract with no optional riders               105.78  139.22   155.29   287.78        25.78    79.22   135.29  287.78
   optional PCR rider                                  107.32  143.82   162.92   302.80        27.32    83.82   142.92  302.80
Putnam VT Research Fund - Class IB Shares
   base contract with no optional riders               103.73  133.07   145.04   267.40        23.73    73.07   125.04  267.40
   optional PCR rider                                  105.27  137.69   152.74   282.72        25.27    77.69   132.74  282.72
Putnam VT Vista Fund - Class IB Shares
   base contract with no optional riders               103.01  130.91   141.44   260.17        23.01    70.91   121.44  260.17
   optional PCR rider                                  104.55  135.54   149.15   275.60        24.55    75.54   129.15  275.60

* In these examples, the $40 contract administrative charge is approximated as a 0.025% charge based on our average contract size. We entered into certain arrangements under which we are compensated by the funds' advisers and/or distributors for the administrative services we provide to the funds.


You should not consider these examples as representations of past or future expenses. Actual expenses may be more or less than those shown.


--------------------------------------------------------------------------------
32 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

Condensed Financial Information

(Unaudited)


The following tables give per-unit information about the financial history of each subaccount.

Year ended Dec. 31,                                                                 2001     2000     1999     1998    1997
Subaccount ISI(1) (Investing in shares of AXP(R) Variable Portfolio -
Bond Fund)
Accumulation unit value at beginning of period                                     $1.01    $0.97    $0.97    $0.97   $1.00
Accumulation unit value at end of period                                           $1.08    $1.01    $0.97    $0.97   $0.97
Number of accumulation units outstanding at end of period (000 omitted)              943    1,016      898      566      --
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%      --

Subaccount IMS(1) (Investing in shares of AXP(R) Variable Portfolio - Cash
Management Fund)
Accumulation unit value at beginning of period                                     $1.05    $1.01    $1.01    $1.00   $1.00
Accumulation unit value at end of period                                           $1.08    $1.05    $1.01    $1.01   $1.00
Number of accumulation units outstanding at end of period (000 omitted)               50       59       --       13      --
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%      --

Subaccount IGD(2) (Investing in shares of AXP(R) Variable Portfolio - New
Dimensions Fund(R))
Accumulation unit value at beginning of period                                     $1.34    $1.50    $1.15    $1.00      --
Accumulation unit value at end of period                                           $1.10    $1.34    $1.50    $1.15      --
Number of accumulation units outstanding at end of period (000 omitted)              151      119       88        4      --
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%      --

Subaccount IPG(2) (Investing in shares of Putnam VT Growth and Income Fund -
Class IB Shares)
Accumulation unit value at beginning of period                                     $1.13    $1.06    $1.06    $1.00      --
Accumulation unit value at end of period                                           $1.04    $1.13    $1.06    $1.06      --
Number of accumulation units outstanding at end of period (000 omitted)            1,769    1,720      866       17      --
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%      --


(1) Operations commenced on Oct. 24, 1997. These subaccounts had no activity in 1997.


(2)  Operations commenced on Nov. 4, 1998.


--------------------------------------------------------------------------------
33 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

Financial Statements


You can find the audited financial statements of the subaccounts and American Centurion Life with financial history in the SAI. The SAI does not include the audited financial statements for some subaccounts because they are new and do not have any history.


Performance Information

Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. We show actual performance from the date the subaccounts began investing in funds. For some subaccounts we do not provide any performance information because they are new and did not have any activity. However, we show performance from the commencement date of the funds as if the contract existed at that time, which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.

We include non-recurring charges (such as withdrawal charges) in total return figures, but not in yield quotations. Excluding non-recurring charges in yield calculations increases the reported value.

Total return figures do not reflect any purchase payment credits or performance credits.

We may show total return quotations by means of schedules, charts or graphs. Total return figures reflect deduction of the following charges:

o   contract administrative charge,

o   variable account administrative charge,

o   applicable mortality and expense risk fee,

o   MAV death benefit fee,

o   GMIB - MAV fee,

o   GMIB - 6% Rising Floor fee, and

o withdrawal charge (assuming a withdrawal at the end of the illustrated period).

We may also show optional total return quotations that reflect deduction of the PCR.

We also show optional total return quotations that do not reflect deduction of the withdrawal charge (assuming no withdrawal), or fees for any of the optional features.

Average annual total return is the average annual compounded rate of return of the investment over a period of one, five and ten years (or up to the life of the subaccount if it is less than ten years old).

Cumulative total return is the cumulative change in the value of an investment over a specified time period. We assume that income earned by the investment is reinvested. Cumulative total return generally will be higher than average annual total return.

Annualized simple yield (for subaccounts investing in money market funds) "annualizes" the income generated by the investment over a given seven-day period. That is, we assume the amount of income generated by the investment during the period will be generated each seven-day period for a year. We show this as a percentage of the investment.

Annualized compound yield (for subaccounts investing in money market funds) is calculated like simple yield except that we assume the income is reinvested when we annualize it. Compound yield will be higher than the simple yield because of the compounding effect of the assumed reinvestment.

Annualized yield (for subaccounts investing in income funds) divides the net investment income (income less expenses) for each accumulation unit during a given 30-day period by the value of the unit on the last day of the period. We then convert the result to an annual percentage.

You should consider performance information in light of the investment objectives, policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the specified time period. Advertised yields and total return figures include charges that reduce advertised performance. Therefore, you should not compare subaccount performance to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine total return and yield.)

If you would like additional information about actual performance, please contact us at the address or telephone number on the first page of this prospectus.

--------------------------------------------------------------------------------
34 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

The Variable Account and the Funds

You may allocate purchase payments or transfers to any or all of the subaccounts of the variable account that invest in shares of the following funds:


--------------- ------------------------------- ------------------------------------------- ----------------------------------
Subaccount      Investing In                    Investment Objectives and Policies          Investment Adviser or Manager
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NBND1           AXP(R) Variable Portfolio -     Objective: high level of current income     American Express Financial
NBND2           Bond Fund                       while conserving the value of the           Corporation (AEFC)
NBND3                                           investment and continuing a high level of
NBND4                                           income for the longest time period.
NBND5                                           Invests primarily in bonds and other debt
ISI                                             obligations.
BND7
NBND8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NCMG1           AXP(R) Variable Portfolio -     Objective: maximum current income           AEFC
NCMG2           Cash Management Fund            consistent with liquidity and stability
NCMG3                                           of principal. Invests primarily in money
NCMG4                                           market securities.
NCMG5
IMS
NCMG7
NCMG8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NDEI1           AXP(R) Variable Portfolio -     Objective: a high level of current income   AEFC
NDEI2           Diversified Equity Income Fund  and, as a secondary goal, steady growth
NDEI3                                           of capital. Invests primarily in
NDEI4                                           dividend-paying common and preferred
NDEI5                                           stocks.
NDEI6
NDEI7
NDEI8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NFIF1           AXP(R) Variable Portfolio -     Objective: a high level of current income   AEFC
NFIF2           Federal Income Fund             and safety of principal consistent with
NFIF3                                           an investment in U.S. government and
NFIF4                                           government agency securities. Invests
NFIF5                                           primarily in debt obligations issued or
NFIF6                                           guaranteed as to principal and interest
NFIF7                                           by the U.S. government, its agencies or
NFIF8                                           instrumentalities.
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NGRO1           AXP(R) Variable Portfolio -     Objective: long-term capital growth.        AEFC
NGRO2           Growth Fund                     Invests primarily in common stocks and
NGRO3                                           securities convertible into common stocks
NGRO4                                           that appear to offer growth opportunities.
NGRO5
NGRO6
NGRO7
NGRO8
--------------- ------------------------------- ------------------------------------------- ----------------------------------


--------------------------------------------------------------------------------
35 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

--------------- ------------------------------- ------------------------------------------- ----------------------------------
Subaccount      Investing In                    Investment Objectives and Policies          Investment Adviser or Manager
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NNDM1           AXP(R) Variable Portfolio -     Objective: long-term growth of capital.     AEFC
NNDM2           New Dimensions Fund(R)          Invests primarily in common stocks
NNDM3                                           showing potential for significant growth.
NNDM4
NNDM5
IGD
NNDM7
NNDM8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NSVA1           AXP(R) Variable Portfolio -     Objective: long term capital                AEFC, investment manager; Royce
NSVA2           Partners Small Cap Value Fund   appreciation. Non-diversified fund that     & Associates, LLC and EQSF
NSVA3                                           invests primarily in equity securities.     Advisers, Inc., subadvisers.
NSVA4
NSVA5
NSVA6
NSVA7
NSVA8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NSPF1           AXP(R) Variable Portfolio -     Objective: long-term capital                AEFC
NSPF2           S&P 500 Index Fund              appreciation. Non-diversified fund that
NSPF3                                           invests primarily in securities that are
NSPF4                                           expected to provide investment results
NSPF5                                           that correspond to the performance of the
NSPF6                                           S&P 500 Index.
NSPF7
NSPF8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NABA1           AIM V.I. Basic Value Fund,      Objective: long-term growth of capital.     A I M Advisors, Inc.
NABA2           Series II Shares                Invests at least 65% of its total assets
NABA3                                           in equity securities of U.S. issuers that
NABA4                                           have market capitalizations of greater
NABA5                                           than $500 million and are believed to be
NABA6                                           undervalued in relation to long-term
NABA7                                           earning power or other factors.
NABA8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NAAD1           AIM V.I. Capital Development    Objective: long term growth of capital.     A I M Advisors, Inc.
NAAD2           Fund, Series II Shares          Invests primarily in securities
NAAD3                                           (including common stocks, convertible
NAAD4                                           securities and bonds) of small- and
NAAD5                                           medium-sized companies.
NAAD6
NAAD7
NAAD8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NAVA1           AIM V.I. Premier Equity Fund,   Objective: long-term growth of capital      A I M Advisors, Inc.
NAVA2           Series II Shares                with income as a secondary objective.
NAVA3                                           Invests normally at least 80% of its net
NAVA4                                           assets, plus the amount of any borrowings
NAVA5                                           for investment purposes, in equity
NAVA6                                           securities including convertible
NAVA7                                           securities. The fund also may invest in
NAVA8                                           preferred stocks and debt instruments
                                                that have prospects for growth of capital.
--------------- ------------------------------- ------------------------------------------- ----------------------------------



--------------------------------------------------------------------------------
36 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

--------------- ------------------------------- ------------------------------------------- ----------------------------------
Subaccount      Investing In                    Investment Objectives and Policies          Investment Adviser or Manager
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NGIP1           Alliance VP Growth and Income   Objective: reasonable current income and    Alliance Capital Management, L.P.
NGIP2           Portfolio (Class B)             reasonable appreciation. Invests
NGIP3                                           primarily in dividend-paying common
NGIP4                                           stocks of good quality.
NGIP5
NGIP6
NGIP7
NGIP8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NPRG1           Alliance VP Premier Growth      Objective: long-term growth of capital by   Alliance Capital Management, L.P.
NPRG2           Portfolio (Class B)             pursuing aggressive investment policies.
NPRG3                                           Invests primarily in equity securities of
NPRG4                                           a limited number of large, carefully
NPRG5                                           selected, high-quality U.S. companies
NPRG6                                           that are judged likely to achieve
NPRG7                                           superior earnings growth.
NPRG8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NTEC1           Alliance VP Technology          Objective: growth of capital. Current       Alliance Capital Management, L.P.
NTEC2           Portfolio (Class B)             income is only an incidental
NTEC3                                           consideration. Invests primarily in
NTEC4                                           securities of companies expected to
NTEC5                                           benefit from technological advances and
NTEC6                                           improvements.
NTEC7
NTEC8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NAGR1           Alliance VP Total Return        Objective: achieve a high return through    Alliance Capital Management, L.P.
NAGR2           Portfolio (Class B)             a combination of current income and
NAGR3                                           capital appreciation. Invests primarily
NAGR4                                           in U.S. government and agency
NAGR5                                           obligations, bonds, fixed-income senior
NAGR6                                           securities (including short- and
NAGR7                                           long-term debt securities and preferred
NAGR8                                           stocks to the extent their value is
                                                attributable to their fixed-income
                                                characteristics), and common stocks.
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NFCO1           Fidelity(R) VIP Contrafund(R)   Strategy: long-term capital appreciation.   Fidelity(R) Management &
NFCO2           Portfolio Service Class 2       Invests primarily in common stocks of       Research Company (FMR),
NFCO3                                           foreign and domestic companies whose        investment manager; FMR U.K. and
NFCO4                                           value is not fully recognized by the        FMR Far East; subinvestment
NFCO5                                           public.                                     advisers.
NFCO6
NFCO7
NFCO8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NFGR1           Fidelity(R) VIP Growth          Strategy: capital appreciation. Invests     FMR, investment manager; FMR
NFGR2           Portfolio Service Class 2       primarily in common stocks of the           U.K., FMR Far East and FIMM,
NFGR3                                           companies that the manager believes have    subinvestment advisers.
NFGR4                                           above-average growth potential.
NFGR5
NFGR6
NFGR7
NFGR8
--------------- ------------------------------- ------------------------------------------- ----------------------------------


--------------------------------------------------------------------------------
37 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

--------------- ------------------------------- ------------------------------------------- ----------------------------------
Subaccount      Investing In                    Investment Objectives and Policies          Investment Adviser or Manager
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NFMC1           Fidelity(R) VIP Mid Cap         Strategy: long-term growth of capital.      FMR, investment manager; FMR
NFMC2           Portfolio Service Class 2       Normally invests at least 80% of assets     U.K., and FMR Far East,
NFMC3                                           in securities of companies with medium      subinvestment advisers.
NFMC4                                           market capitalization common stocks.
NFMC5
NFMC6
NFMC7
NFMC8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NFOV1           Fidelity(R) VIP Overseas        Strategy: long-term growth of capital.      FMR, investment manager; FMR
NFOV2           Portfolio Service Class 2       Invests primarily in common stocks of       U.K., FMR Far East, Fidelity
NFOV3                                           foreign securities. Normally invests at     International Investment
NFOV4                                           least 80% of assets in non-U.S.             Advisors (FIIA) and FIIA U.K.,
NFOV5                                           securities.                                 subinvestment advisers.
NFOV6
NFOV7
NFOV8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NRES1           FTVIPT Franklin Real Estate     Objective: capital appreciation with a      Franklin Advisers, Inc.
NRES2           Fund - Class 2                  secondary goal to earn current income.
NRES3                                           Invests at least 80% of its net assets in
NRES4                                           investments of companies operating in the
NRES5                                           real estate industry. The Fund invests
NRES6                                           primarily in equity real estate
NRES7                                           investment trusts (REITs).
NRES8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NSMC1           FTVIPT Franklin Small Cap       Objective: long-term capital growth.        Franklin Advisers, Inc.
NSMC2           Fund - Class 2                  Invests at least 80% of its net assets in
NSMC3                                           investments of U.S. small capitalization
NSMC4                                           (small cap) companies with market cap
NSMC5                                           values not exceeding (i) $1.5 billion, or
NSMC6                                           (ii) the highest market cap value in the
NSMC7                                           Russell(R) 2000 Index, whichever is
NSMC8                                           greater, at the time of purchase. The
                                                manager may continue to hold an
                                                investment for further growth
                                                opportunities even if the company is no
                                                longer small cap.
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NVAS1           FTVIPT Franklin Small Cap       Objective: long-term total return.          Franklin Advisory Services, LLC
NVAS2           Value Securities Fund - Class   Invests at least 80% of its net assets in
NVAS3           2                               investments of small capitalization
NVAS4                                           companies. For this Fund, small
NVAS5                                           capitalization companies are those that
NVAS6                                           have a market cap of $2.5 billion, at the
NVAS7                                           time of purchase. Invests primarily in
NVAS8                                           equity securities of companies the
                                                manager believes are selling
                                                substantially below the
                                                underlying value of their assets
                                                or their private market value.
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NMSS1           FTVIPT Mutual Shares            Objective: capital appreciation with        Franklin Mutual Advisers, LLC
NMSS2           Securities Fund - Class 2       income as a secondary goal. Invests
NMSS3                                           primarily in equity securities of
NMSS4                                           companies that the manager believes are
NMSS5                                           available at market prices less than
NMSS6                                           their value based on certain recognized
NMSS7                                           or objective criteria (intrinsic value).
NMSS8
--------------- ------------------------------- ------------------------------------------- ----------------------------------


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38 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

--------------- ------------------------------- ------------------------------------------- ----------------------------------
Subaccount      Investing In                    Investment Objectives and Policies          Investment Adviser or Manager
--------------- ------------------------------- ------------------------------------------- ----------------------------------

NINT1           FTVIPT Templeton Foreign        Objective: long-term capital growth.        Templeton Investment Counsel, LLC
NINT2           Securities Fund - Class 2       Invests at least 80% of its net assets in
NINT3                                           foreign securities, including those in
NINT4                                           emerging markets.
NINT5
NINT6
NINT7
NINT8

--------------- ------------------------------- ------------------------------------------- ----------------------------------
NGRS1           MFS(R) Investors Growth Stock   Objective: long-term growth of capital      MFS Investment Management(R)
NGRS2           Series - Service Class          and future income. Invests at least 80%
NGRS3                                           of its total assets in common stocks and
NGRS4                                           related securities of companies which MFS
NGRS5                                           believes offer better than average
NGRS6                                           prospects for long-term growth.
NGRS7
NGRS8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NNDS1           MFS(R) New Discovery Series -   Objective: capital appreciation. Invests    MFS Investment Management(R)
NNDS2           Service Class                   primarily in equity securities of
NNDS3                                           emerging growth companies.
NNDS4
NNDS5
NNDS6
NNDS7
NNDS8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NTRS1           MFS(R) Total Return Series -    Objective: above-average income             MFS Investment Management(R)
NTRS2           Service Class                   consistent with the prudent employment of
NTRS3                                           capital, with growth of capital and
NTRS4                                           income as a secondary objective. Invests
NTRS5                                           primarily in a combination of equity and
NTRS6                                           fixed income securities.
NTRS7
NTRS8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NSUT1           MFS(R) Utilities Series -       Objective: capital growth and current       MFS Investment Management(R)
NSUT2           Service Class                   income. Invests primarily in equity and
NSUT3                                           debt securities of domestic and foreign
NSUT4                                           companies in the utilities industry.
NSUT5
NSUT6
NSUT7
NSUT8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NOCA1           Oppenheimer Capital             Objective: capital appreciation. Invests    OppenheimerFunds, Inc.
NOCA2           Appreciation Fund/VA, Service   in securities of well-known, established
NOCA3           Shares                          companies.
NOCA4
NOCA5
NOCA6
NOCA7
NOCA8
--------------- ------------------------------- ------------------------------------------- ----------------------------------

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39 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

--------------- ------------------------------- ------------------------------------------- ----------------------------------
Subaccount      Investing In                    Investment Objectives and Policies          Investment Adviser or Manager
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NOGS1           Oppenheimer Global Securities   Objective: long-term capital                OppenheimerFunds, Inc.
NOGS2           Fund/VA, Service Shares         appreciation. Invests mainly in common
NOGS3                                           stocks of U.S. and foreign issuers that
NOGS4                                           are "growth-type" companies, cyclical
NOGS5                                           industries and special situations that
NOGS6                                           are considered to have appreciation
NOGS7                                           possibilities.
NOGS8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NOHI1           Oppenheimer High Income         Objective: high level of current income     OppenheimerFunds, Inc.
NOHI2           Fund/VA, Service Shares         through investment primarily in
NOHI3                                           lower-grade, high-yield debt securities.
NOHI4
NOHI5
NOHI6
NOHI7
NOHI8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NOSM1           Oppenheimer Main Street Small   Objective: seeks capital appreciation.      OppenheimerFunds, Inc.
NOSM2           Cap Fund/VA, Service Shares     Invests mainly in common stocks of
NOSM3                                           small-capitalization U.S. companies that
NOSM4                                           the fund's investment manager believes
NOSM5                                           have favorable business trends or
NOSM6                                           prospects.
NOSM7
NOSM8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NSTB1           Oppenheimer Strategic Bond      Objective: high level of current income     OppenheimerFunds, Inc.
NSTB2           Fund/VA, Service Shares         principally derived from interest on debt
NSTB3                                           securities. Invests mainly in three
NSTB4                                           market sectors: debt securities of
NSTB5                                           foreign government and companies, U.S.
NSTB6                                           government securities, and lower-rated
NSTB7                                           high yield securities of U.S. and foreign
NSTB8                                           companies.
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NGIN1           Putnam VT Growth and Income     Objective: capital growth and current       Putnam Investment Management, LLC
NGIN2           Fund - Class IB Shares          income. The fund seeks its goal by
NGIN3                                           investing mainly in common stocks of U.S.
NGIN4                                           companies with a focus on value stocks
NGIN5                                           that offer the potential for capital
IPG                                             growth, current income or both.
NGIN7
NGIN8
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NIGR1           Putnam VT International         Objective: capital appreciation. The fund   Putnam Investment Management, LLC
NIGR2           Growth Fund - Class IB Shares   seeks its goal by investing mainly in
NIGR3                                           common stocks of companies outside the
NIGR4                                           United States.
NIGR5
NIGR6
NIGR7
NIGR8
--------------- ------------------------------- ------------------------------------------- ----------------------------------

--------------------------------------------------------------------------------
40 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

--------------- ------------------------------- ------------------------------------------- ----------------------------------
Subaccount      Investing In                    Investment Objectives and Policies          Investment Adviser or Manager
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NPRE1           Putnam VT Research Fund -       Objective: capital appreciation. The Fund   Putnam Investment Management, LLC
NPRE2           Class IB Shares                 seeks its goal by investing mainly in
NPRE3                                           common stocks of U.S. companies that we
NPRE4                                           think have the greatest potential for
NPRE5                                           capital appreciation, with stock prices
NPRE6                                           that reflect a value lower than that we
NPRE7                                           place on the company, or whose earnings
NPRE8                                           we believe are likely to grow over time.
--------------- ------------------------------- ------------------------------------------- ----------------------------------
NVIS1           Putnam VT Vista Fund - Class    Objective: capital appreciation. The fund   Putnam Investment Management, LLC
NVIS2           IB Shares                       seeks its goal by investing mainly in
NVIS3                                           common stocks of U.S. companies with a
NVIS4                                           focus on growth stocks.
NVIS5
NVIS6
NVIS7
NVIS8
--------------- ------------------------------- ------------------------------------------- ----------------------------------

A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are also available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable annuities. Some funds also are available to serve as investment options for variable life insurance policies and tax-deferred retirement plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously.

Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts.

The Internal Revenue Service (IRS) issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.

The variable account was established under New York law on Oct. 12, 1995, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of American Centurion Life.

The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

The U.S. Treasury and the IRS indicated that they may provide additional guidance on investment control. This concerns how many variable subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the contract owner would be currently taxed on income earned within subaccount assets. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.


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41 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

The One-Year Fixed Account

You may also allocate purchase payments or transfer accumulated value to the one-year fixed account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year so as to produce the annual effective rate which we declare. We do not credit interest on leap days (Feb.
29). The minimum guaranteed interest rate on the one-year fixed account is 3%. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. Thereafter, we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing American Centurion Life annuities, product design, competition, and American Centurion Life's revenues and expenses.


Interest in the one-year fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account. Disclosures regarding the one-year fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Contract -- Transfer policies" for restrictions on transfers involving the one-year fixed account.)


Buying Your Contract


Your sales representative will help you complete and submit an application and send it along with your initial purchase payment to our office. As the owner, you have all rights and may receive all benefits under the contract. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 90 or younger.


When you apply, you may select:

o   the one-year fixed account and/or subaccounts in which you want to invest;

o   how you want to make purchase payments;


o   the optional MAV death benefit(1);

o   the optional GMIB - MAV rider(2);

o   the optional GMIB - 6% Rising Floor rider(2);

o   the optional Performance Credit Rider(2);

o   the length of the withdrawal charge schedule (5 or 7 years); and


o   a beneficiary.

(1) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.

(2) If you select the PCR, you cannot add a GMIB rider. You may select a GMIB rider if the annuitant is 75 or younger at contract issue. Not available with Return of Purchase death benefit.

The contract provides for allocation of purchase payments to the subaccounts of the variable account and/or to the one-year fixed account in even 1% increments.

If your application is complete, we will process it and apply your purchase payment to the one-year fixed account and subaccounts you selected within two business days after we receive it at our office. If we accept your application, we will send you a contract. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. We will value the additional payments at the next accumulation unit value calculated after we receive your payments at our office.


You may make additional purchase payments to nonqualified and qualified annuities until the retirement date.


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42 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

THE RETIREMENT DATE

Annuity payouts are scheduled to begin on the retirement date. When we process your application, we will establish the retirement date to the maximum age or date described below. You can also select a date within the maximum limits. You can align this date with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities and Roth IRAs, the retirement date must be:

o    no earlier than the 30th day after the contract's effective date; and

o no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75.

For qualified annuities (except Roth IRAs), to avoid IRS penalty taxes, the retirement date generally must be:

o    on or after the date the annuitant reaches age 59-1/2;

o for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2; or

o for TSAs, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70-1/2).

If you take the minimum IRA or TSA distributions as required by the Code from another tax-qualified investment, or in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later.

BENEFICIARY

We will pay your named beneficiary the death benefit if it becomes payable before the retirement date (while the contract is in force and before annuity payouts begin). If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

Minimum purchase payments


       $2,000 initial payment.


       $100 for additional payments.

Maximum total allowable purchase payments* (without prior approval):

       $1,000,000

* This limit applies in total to all American Centurion Life annuities you own. We reserve the right to increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.

HOW TO MAKE PURCHASE PAYMENTS

1 By letter:

Send your check along with your name and contract number to:

Regular Mail:
American Centurion Life Assurance Company
P.O. Box 5555
Albany, NY 12203


Express Mail:
American Centurion Life Assurance Company
20 Madison Avenue Extension
Albany, NY 12203



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43 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

PURCHASE PAYMENT CREDITS

You will generally receive a purchase payment credit with any payment you make to your contract that brings your total net payment (total payments less total withdrawals) to $100,000 or more.

We apply a credit to your contract of 1% of your current payment. If you make any additional payments that cause the contract to be eligible for the credit, we will add credits to your prior purchase payments (less total withdrawals). We apply this credit immediately. We allocate the credit to the fixed account and subaccounts in the same proportions as your purchase payment.

We fund the credit from our general account. We do not consider credits to be "investments" for income tax purposes. (See "Taxes.")

We will reverse credits from the contract value for any purchase payment that is not honored (if, for example, your purchase payment check is returned for insufficient funds). The amount returned to you under the free look provision also will not include any credits applied to your contract.

Because of higher charges, there may be circumstances where you may be worse off for having received the credit than in other contracts. All things being equal (such as guarantee availability or fund performance and availability), this may occur if you hold your contract for 15 years or more. This also may occur if you make a full withdrawal in the first five or seven years, depending on the withdrawal charge schedule you choose. You should consider these higher charges and other relevant factors before you buy this contract or before you exchange a contract you currently own for this contract.

This credit is made available because of lower distribution and other expenses associated with larger-sized contracts and through revenue from higher withdrawal charges and contract administrative charges than would otherwise be charged. In general, we do not profit from the higher charges assessed to cover the cost of the purchase payment credit. We use all the revenue from these higher charges to pay for the cost of the credits. However, we could profit from the higher charges if market appreciation is higher than expected or if contract owners hold their contracts for longer than expected.

Charges

CONTRACT ADMINISTRATIVE CHARGE


We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary at the end of each contract year or, if earlier, when the contract is fully withdrawn. We prorate this charge among the subaccounts and the one-year fixed account in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the one-year fixed account will be limited to
(1) the amount of interest credited in excess of 3%; plus (2) any amounts allocated or transferred to the one-year fixed account in that contract year. In no instance will the charge from the one-year fixed account exceed $30 in any contract year.


We will waive this charge when your contract value is $50,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct the charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE

We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.


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44 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the one-year fixed account. We cannot increase these fees.

These fees are based on whether the contract is a qualified annuity or a nonqualified annuity, the withdrawal charge schedule and the death benefit that applies to your contract.

                                            Qualified             Nonqualified
                                            annuities               annuities
Seven-year withdrawal charge schedule:

    ROP death benefit                         0.85%                   1.10%
    MAV death benefit(1)                      0.95                    1.20


Five-year withdrawal charge schedule:

    ROP death benefit                         1.15                    1.40
    MAV death benefit(1)                      1.25                    1.50


Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

o then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed in the following paragraphs, will cover sales and distribution expenses.

(1) Available if both you and the annuitant are 79 or younger at contract issue. If you select a GMIB rider, you must elect the MAV death benefit.

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE


We charge an annual fee for this optional feature only if you select it.(1) There are two GMIB rider options available under your contract (see "Guaranteed Minimum Income Benefit Rider"). The fee for GMIB - MAV is currently 0.55% of the adjusted contract value. The fee for GMIB - 6% Rising Floor is currently 0.75% of the adjusted contract value. Depending on the GMIB rider option you choose, we deduct the appropriate fee from the contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and one-year fixed account in the same proportion your interest in each account bears to your total contract value. However, any amount deducted from the fixed account will be limited to: (1) the amount of interest credited in excess of 3%; plus (2) any amounts allocated or transferred to the fixed account in that year.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the appropriate GMIB fee, adjusted for the number of calendar days coverage was in place. We cannot increase either GMIB fee after the rider effective date and it does not apply after annuity payouts begin.


We calculate the fee as follows:


              GMIB - MAV                    0.55% x (CV + ST - FAV)

              GMIB - 6% Rising Floor        0.75% x (CV + ST - FAV)


       CV = contract value on the contract anniversary

       ST = transfers from the subaccounts to the one-year fixed account made six months before the contract anniversary.

      FAV = the value of the one-year fixed account on the contract anniversary.

The result of ST - FAV will never be greater than zero. This allows us to base the GMIB fee largely on the subaccounts and not on the one-year fixed account.


(1) If you select the PCR, you cannot add a GMIB rider. You may select a GMIB rider if annuitant is 75 or younger at contract issue. Not available with Return of Purchase death benefit.



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45 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

Example


o You purchase the contract with a payment of $50,000 on Jan. 1, 2003 and allocate all of your payment to the subaccounts.

o On Sept. 1, 2003 your contract value is $75,000. You transfer $15,000 from the subaccounts to the one-year fixed account.

o On Jan. 1, 2004 (the first contract anniversary) the one-year fixed account value is $15,250 and the subaccount value is $58,000. Your total contract value is $73,250.

o    The GMIB fee for:

              GMIB - MAV is 0.55%; and

              GMIB - 6% Rising Floor is 0.75%.


We calculate the charge as follows:

    Contract value on the contract anniversary:                       $73,250

    plus transfers from the subaccounts to the one-year fixed
    account in the six months before the contract anniversary:        +15,000

    minus the value of the one-year fixed account on the
    contract anniversary:                                             -15,250
                                                                      -------
                                                                      $73,000
The GMIB fee charged to you:


    GMIB - MAV                      (0.55% x $73,000) =               $401.50

    GMIB - 6% Rising Floor          (0.75% x $73,000) =               $547.50


PERFORMANCE CREDIT RIDER (PCR) FEE


We charge a fee of 0.15% of your contract value for this optional feature if you select it(1). If selected, we deduct the fee from your contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and the one-year fixed account in the same proportion as your interest bears to your total contract value. However, any amount deducted from the fixed account will be limited to: (1) the amount of interest credited in excess of 3%; plus (2) any amounts allocated or transferred to the fixed account in that year.


If the contract is terminated for any reason or when annuity payouts begin, we will deduct the PCR fee, adjusted for the number of calendar days coverage was in place. We cannot increase the PCR fee.

(1) If you select the PCR, you cannot add a GMIB rider.

WITHDRAWAL CHARGE


If you withdraw all or part of your contract, you may be subject to a withdrawal charge. A withdrawal charge applies if all or part of the withdrawal amount is from purchase payments we received within five or seven years before withdrawal, depending on the withdrawal charge schedule you select. You select the withdrawal charge period at the time of your application for contract. The withdrawal charge percentages that apply to you are shown in your contract.


For purposes of calculating any withdrawal charge, we treat amounts withdrawn from your contract value in the following order:

1. First, in each contract year, we withdraw amounts totaling up to 10% of your prior anniversary's contract value. (We consider your initial purchase payment to be the prior anniversary's contract value during the first contract year.) We do not assess a withdrawal charge on this amount.

2. Next, we withdraw contract earnings, if any, that are greater than the annual 10% free withdrawal amount described in number one above. Contract earnings equal contract value less purchase payments received and not previously withdrawn. We do not assess a withdrawal charge on contract earnings.

    NOTE: We determine contract earnings by looking at the entire contract value, not the earnings of any particular subaccount or the one-year fixed account.

3. Next we withdraw purchase payments received prior to the withdrawal charge period shown in your contract. We do not assess a withdrawal charge on these purchase payments.

4. Finally, if necessary, we withdraw purchase payments received that are still within the withdrawal charge period you selected and shown in your contract. We withdraw these payments on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments.

We determine your withdrawal charge by multiplying each of your payments withdrawn by the applicable withdrawal charge percentage, and then adding the total withdrawal charges.


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46  -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

The withdrawal charge percentage depends on the number of years since you made the payments that are withdrawn, depending on the schedule you selected:

                                   Withdrawal Charge Schedule
              Seven-year schedule                                 Five-year schedule
Years from purchase        Withdrawal charge        Years from purchase         Withdrawal charge
  payment receipt             percentage              payment receipt              percentage
         1                         8%                        1                          8%
         2                         8                         2                          7
         3                         7                         3                          6
         4                         7                         4                          4
         5                         6                         5                          2
         6                         5
         7                         3
         Thereafter                0

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

Example: Assume you requested a withdrawal of $1,000 and there is a withdrawal charge of 7%. The total amount we actually deduct from your contract is $1,075.27. We determine this amount as follows:

          Amount requested          or      $1,000 = $1,075.27
         ------------------                 ------
       1.00 - withdrawal charge              .93

By applying the 7% withdrawal charge to $1,075.27, the withdrawal charge is $75.27. We pay you the $1,000 you requested. If you make a full withdrawal of your contract, we also will deduct the applicable contract administrative charge.


Withdrawal charge under Annuity Payout Plan E -- Payouts for a specified period:
Under this payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. If the original contract is a qualified annuity with a seven-year withdrawal schedule, the discount rate we use in the calculation will be 4.86% if the assumed investment rate is 3.5% and 6.36% if the assumed investment rate is 5%. For a nonqualified annuity with a seven-year withdrawal schedule, the discounted rate we use in the calculation will be 5.11% if the assumed investment rate is 3.5% and 6.61% if the assumed investment rate is 5%. If the original contract is a qualified annuity with a five-year withdrawal schedule, the discount rate we use in the calculation will be 5.16% if the assumed investment rate is 3.5% and 6.66% if the assumed investment rate is 5%. For a non-qualified annuity with a five-year withdrawal schedule, the discounted rate will be 5.41% if the assumed investment rate is 3.5% and 6.91% if the assumed investment rate is 5%. The 5.0% assumed investment rate is not available for non-qualified plans with a five-year withdrawal charge schedule. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate. The withdrawal charge will not be greater than 9% of the amount available for payouts under the plan.


Withdrawal charge calculation example

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with a seven-year withdrawal charge schedule with this history:


o The contract date is Jan. 1, 2003 with a contract year of Jan. 1 through Dec. 31 and with an anniversary date of Jan. 1 each year; and


o    We received these payments


     -- $10,000 Jan. 1, 2003;

     -- $8,000 Feb. 28, 2010;

     -- $6,000 Feb. 20, 2011; and


o You withdraw the contract for its total withdrawal value of $38,101 on Aug. 5, 2012 and made no other withdrawals during that contract year; and


o    The prior anniversary Jan. 1, 2012 contract value was $38,488.



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47 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

Withdrawal Charge     Explanation
     $  0             $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and

        0             $10,252.20 is contract earnings in excess of the 10% free withdrawal amount withdrawn without withdrawal charge; and


        0             $10,000 Jan. 1, 2003 purchase payment was received seven or more years before withdrawal and is withdrawn without withdrawal charge; and

      560             $8,000 Feb. 28, 2010 purchase payment is in its fourth year from receipt, withdrawn with a 7% withdrawal charge; and

      420             $6,000 Feb. 20, 2011 purchase payment is in its third year from receipt withdrawn with a 7% withdrawal charge.
      ---
     $980


Under the same scenario, the withdrawal charge on a contract with a five-year withdrawal charge schedule would be calculated:

Withdrawal Charge     Explanation
      $ 0             $3,848.80 is 10% of the prior anniversary's contract value withdrawn without withdrawal charge; and

        0             $10,252.20 is contract earnings in excess of the 10% free withdrawal amount withdrawn without withdrawal charge; and

        0             $10,000 Jan. 1, 2003 purchase payment was received five or more years before withdrawal and is withdrawn without withdrawal charge; and

      320             $8,000 Feb. 28, 2010 purchase payment is in its fourth year from receipt, withdrawn with a 4% withdrawal charge; and

      360             $6,000 Feb. 20, 2011 purchase payment is in its third year from receipt withdrawn with a 6% withdrawal charge.
      ---
     $680


Waiver of withdrawal charges

We do not assess withdrawal charges for:

o    withdrawals of any contract earnings;

o    withdrawals  of  amounts   totaling  up  to  10%  of  your  prior  contract
     anniversary's contract value to the extent it exceeds contract earnings;

o required minimum distributions from a qualified annuity (for those amounts required to be distributed from the contract described in this prospectus);

o contracts settled using an annuity payout plan, unless an annuity payout Plan E is later surrendered;

o    amounts we refund to you during the free look period;* and

o    death benefits.*

* However, we will reverse certain purchase payment credits. (See "Buying Your Contract -- Purchase Payment Credits.")

Possible group reductions: In some cases, we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

Valuing Your Investment

We value your accounts as follows:


ONE-YEAR FIXED ACCOUNT

We value the amount you allocated to the one-year fixed account directly in dollars. The value of the one-year fixed account equals:


o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account;


o    plus interest credited;


o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out;

o    minus any prorated portion of the contract administrative charge;

o    minus any prorated portion of the GMIB - MAV (if applicable);

o    minus any prorated  portion of the GMIB - 6% Rising Floor (if  applicable);
     and

o    minus any prorated portion of the PCR fee (if applicable).


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

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts or we apply any purchase payment credits, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, we subtract a certain number of accumulation units from your contract each time you take a partial withdrawal; transfer amounts out of a subaccount; or we assess a contract administrative charge, the withdrawal charge, the GMIB - MAV or GMIB - 6% Rising Floor fee, or the PCR fee.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

Number of units: to calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

Accumulation unit value: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o    dividing that sum by the previous adjusted net asset value per share; and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

Factors that affect subaccount accumulation units: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o    additional purchase payments you allocate to the subaccounts;

o    any purchase payment credits allocated to the subaccounts;

o    transfers into or out of the subaccounts;

o    partial withdrawals;

o    withdrawal charges;

o    a prorated portion of the contract administrative charge;

o    a prorated portion of the GMIB - MAV fee (if applicable);

o    a prorated portion of the GMIB - 6% Rising Floor fee (if applicable); and

o    a prorated portion of the PCR fee (if applicable).

Accumulation unit values will fluctuate due to:

o    changes in funds' net asset value;

o    dividends distributed to the subaccounts;

o    capital gains or losses of funds;

o    fund operating expenses; and/or

o mortality and expense risk fee and the variable account administrative charge.

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49 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

Making the Most of Your Contract

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account to one or more subaccounts. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from the one-year fixed account into the subaccounts of your choice. If you participate in an Interest Sweep strategy, the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

How dollar-cost averaging works
                                                                        Number
                                             Amount     Accumulation   of units
                                Month       invested     unit value    purchased
By investing an equal number     Jan          $100           $20         5.00
of dollars each month...         Feb           100            18         5.56
                                 Mar           100            17         5.88
you automatically buy            Apr           100            15         6.67
more units when the              May           100            16         6.25
per unit market price is low...  Jun           100            18         5.56
                                 Jul           100            17         5.88
and fewer units                  Aug           100            19         5.26
when the per unit               Sept           100            21         4.76
market price is high.            Oct           100            20         5.00

You paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your sales representative.

SPECIAL DOLLAR-COST AVERAGING (SPECIAL DCA) PROGRAM


If your net contract value(1) is at least $10,000, you can choose to participate in the Special DCA program, if available. There is no charge for the Special DCA program. Under the Special DCA program, you can allocate a new purchase payment and any applicable purchase payment credit to a six-month or twelve-month Special DCA account.


You may only allocate a new purchase payment of at least $10,000 to a Special DCA account. You cannot transfer existing contract values into a Special DCA account. Each Special DCA account lasts for either six or twelve months (depending on the time period you select) from the time we receive your first purchase payment. We make monthly transfers of your total Special DCA account value into the other accounts you selected over the time period you selected (either six or twelve months).

We credit interest to each Special DCA account at rates that generally are higher than those we credit to the one-year fixed account. We will change the interest rate on each Special DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment and purchase payment credit, that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes.

(1) "Net contract value" equals your current contract value plus any new purchase payment and purchase payment credit. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, purchase payment credits, withdrawal requests and exchange requests submitted with your application.


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50 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

We credit each Special DCA account with current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six or twelve-month period on the balance remaining in your Special DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Special DCA account into the accounts you selected.

Once you establish a Special DCA account, you cannot allocate additional purchase payments to it. However, you may establish another new Special DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Special DCA account from multiple sources, we apply each purchase payment and purchase payment credit to the account and credit interest on that purchase payment and purchase payment credit on the date we receive it. This means that all purchase payments and purchase payment credits may not be in the Special DCA account at the beginning of the six or twelve-month period. Therefore, you may receive less total interest than you would have if all your purchase payments and purchase payment credits were in the Special DCA account from the beginning. If we receive any of your multiple payments after the six or twelve-month period ends, you can either allocate those payments to a new Special DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Special DCA program if you are making payments under a Systematic Investment Plan. You may simultaneously participate in the Special DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Special DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Special DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Special DCA account balance. We will transfer the remaining balance from your Special DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Special DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Special DCA program at any time. Any modifications will not affect any purchase payments that are already in a Special DCA account. For more information on the Special DCA program, contact your sales representative.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Special DCA program and you change your subaccount asset allocation for the asset-rebalancing program, we will change your subaccount asset allocation under the Special DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, or the one-year fixed account, to another subaccount before annuity payouts begin. (Certain restrictions apply to transfers involving the one-year fixed account.) We will process your transfer on the valuation date we receive your request. We will value your transfer at the next accumulation unit value calculated after we receive your request. There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments.

The contract is not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers or excessive trading, or transfers that are large in relation to the total assets of any fund underlying the contract. These and similar activities may adversely affect a fund's ability to invest effectively in accordance with its investment objectives and policies, may increase expenses and may harm other contract owners who allocated purchase payments to the fund regardless of their transfer activity. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not own this contract.


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51 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

We monitor the frequency of transfers, including the size of transfers in relation to fund assets in each underlying fund, and we take appropriate action as necessary. In order to prevent market timing activities that may harm or disadvantage other contract owners, we may apply modifications or restrictions in any reasonable manner to prevent a transfer. We may suspend transfer privileges at any time. We may also reject or restrict any specific payment or transfer request and impose specific limitations with respect to market timers, including restricting transfers by market timers to certain underlying funds. We may also apply other restrictions or modifications that could include, but not be limited to:

o    not accepting telephone or electronic transfer requests;

o    requiring a minimum time period between each transfer;

o not accepting transfer requests of an agent acting under power of attorney on behalf of more than one contract owner; or

o limiting the dollar amount that a contract owner may transfer at any one time.

We agree to provide notice of our intent to restrict transfer privileges to contract owners who have engaged in disruptive activity.

In addition, some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, we may not be in a position to effect certain allocations or transfers requested by market timers and may refuse such requests without prior notice. Subject to state law, we reserve the right to impose, without prior notice, restrictions on allocations and transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other contract owners.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

Transfer policies


o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts you may not make a transfer from any subaccount back to the one-year fixed account for six months following that transfer.

o It is our general policy to allow you to transfer contract values from the one-year fixed account to the subaccounts once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Until further notice, however, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.


o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the subaccounts will be effective on the valuation date we receive it.

o We will not accept requests for transfers from the one-year fixed account at any other time.

o Once annuity payouts begin, you may not make transfers to or from the one-year fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.

HOW TO REQUEST A TRANSFER OR WITHDRAWAL

1 By letter:

Send your name, contract number, Social Security Number or Taxpayer Identification Number and signed request for a transfer or withdrawal to:

Regular Mail:
American Centurion Life Assurance Company
P.O. Box 5555
Albany, NY 12203


Express Mail:
American Centurion Life Assurance Company
20 Madison Avenue Extension
Albany, NY 12203

Minimum amount
Transfers or withdrawals:  $500 or entire account balance, if less

Maximum amount
Transfers or withdrawals:  Contract value or entire account balance


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52 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

2 By automated transfers and automated partial withdrawals:

Your sales representative can help you set up automated transfers or partial withdrawals among your subaccounts or one-year fixed account.

You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.


o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months. Until further notice, however, we have removed this restriction, and you may transfer contract values from the one-year fixed account to the subaccounts at any time. We will inform you at least 30 days in advance of the day we intend to reimpose this restriction.


o Automated withdrawals may be restricted by applicable law under some contracts.

o You may not make additional purchase payments if automated partial withdrawals are in effect.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

Minimum amount

Transfers or withdrawals:  $100 monthly
                           $250 quarterly, semiannually or annually

Maximum amount
Transfers                  or withdrawals: None (except for automatic transfers
                           from the one-year fixed account).

3 By phone:

Call between 9 a.m. and 3:30 p.m. Eastern time:
(800) 504-0469

Minimum amount
Transfers or withdrawals:  $500 or entire account balance

Maximum amount
Transfers:                 Contract value or entire account balance
Withdrawals:               $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.



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53 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

Withdrawals

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. We will process your withdrawal request on the valuation date we receive it. For full withdrawals, we will compute the value of your contract at the next accumulation unit value calculated after we receive your request. We may ask you to return the contract. You may have to pay charges (see "Charges -- Withdrawal Charge"), MAV Death Benefit charges (see "Charges -- Maximum Anniversary Value Death Benefit Rider Fee") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E. (See "The Annuity Payout Period -- Annuity Payout Plans.")

WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts and/or the fixed accounts in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount and the one-year fixed account must be either zero or at least $50.

RECEIVING PAYMENT

By regular or express mail:

o   payable to you;

o   mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

    -- the withdrawal amount includes a purchase payment check that has not cleared;

    -- the NYSE is closed, except for normal holiday and weekend closings;

    -- trading on the NYSE is restricted, according to SEC rules;

    -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

    -- the SEC permits us to delay payment for the protection of security holders.

TSA -- Special Withdrawal Provisions

PARTICIPANTS IN TAX-SHELTERED ANNUITIES

The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

    -- you are at least age 59-1/2;

    -- you are disabled as defined in the Code;

    -- you severed employment with the employer who purchased the contract; or

    -- the distribution is because of your death.

o If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The employer must comply with certain nondiscrimination requirements for certain types of contributions under a TSA contract to be excluded from taxable income. You should consult your employer to determine whether the nondiscrimination rules apply to you.

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

Changing Ownership


You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding upon us when we receive it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.


If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")


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54 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.

Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract.

Benefits in Case of Death

There are two death benefit options under your contract:

o   Return of Purchase Payment Death Benefit (ROP); and

o   Maximum Anniversary Value Death Benefit (MAV).

If either you or the annuitant are 80 or older at contract issue, the ROP will apply. If both you and the annuitant are 79 or younger at contract issue, you can select either the ROP or the MAV death benefit on your application. If you choose to add a Guaranteed Minimum Income Benefit rider, you must elect the MAV death benefit. Once you select a death benefit option, you cannot change it. We show the option that applies in your contract. The combination of the contract, withdrawal charge schedule and death benefit option you select determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under both options, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you choose when you purchase the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

RETURN OF PURCHASE PAYMENT DEATH BENEFIT (ROP)


The ROP death benefit is intended to help protect your beneficiaries financially in that they will never receive less than your purchase payments adjusted for withdrawals. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greater of the following:


1.   contract value; or


2. purchase payment floor -- total purchase payments, plus purchase payment credits minus adjusted withdrawals.


    Adjusted partial withdrawals for the ROP = PW x DB
                                               --------
                                                  CV

     PW = the partial withdrawal including any withdrawal charge.

     DB = the death benefit on the date of (but prior to) the partial withdrawal.

     CV = contract value on the date of (but prior to) the partial withdrawal.

Example


o   You purchase the contract with a payment of $20,000 on Jan. 1, 2003.

o   On Jan. 1, 2004 you make an additional purchase payment of $5,000.

o On March 1, 2004 the contract value falls to $22,000 and you take a $1,500 partial withdrawal.

o   On March 1, 2005 the contract value grows to $23,000.

    We calculate the ROP death benefit on March 1, 2005 as follows:


       Contract value at death:                                    $23,000.00
                                                                   ==========
       Purchase payments minus adjusted partial withdrawals:

          Total purchase payments:                                 $25,000.00

          minus adjusted partial withdrawals calculated as:

          1,500 x 25,000 =                                          -1,704.55
          --------------                                             --------
            22,000

          for a death benefit of:                                  $23,295.45
                                                                   ==========
       ROP death benefit, calculated as the greatest of
       these two values:                                           $23,295.45

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

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT (MAV)

The MAV death benefit is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. This is an optional benefit that you may select for an additional charge (see "Charges"). The MAV death benefit does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your sales representative whether or not the MAV death benefit is appropriate for your situation.

If both you and the annuitant are age 79 or younger at contract issue, you may choose to add the MAV death benefit to your contract at the time of purchase. Once you select the MAV death benefit you may not cancel it. If you choose to add the Guaranteed Minimum Income Benefit rider to your contract, you must elect the MAV death benefit.


The MAV death benefit provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following amounts:


1.  contract value;


2.  purchase payment floor; or


3. the maximum anniversary value immediately preceding the date of death, plus any payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary.

    Adjusted partial withdrawals for the MAV = PW x DB
                                               --------
                                                  CV

     PW = the partial withdrawal including any withdrawal charge.

     DB = the death benefit on the date of (but prior to) the partial withdrawal.

     CV = contract value on the date of (but prior to) the partial withdrawal.


Maximum anniversary value (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the highest of: (a) your current contract value, or (b) purchase payment floor. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any purchase payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV to the highest value. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and purchase payment credits and subtract adjusted partial withdrawals from the MAV.


Example


o   You purchase the contract with a payment of $20,000 on Jan. 1, 2003.

o On Jan. 1, 2004 (the first contract anniversary) the contract value grows to $24,000.

o On March 1, 2004 the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

    We calculate the MAV death benefit on March 1, 2004 as follows:


       Contract value at death:                                    $20,500.00
                                                                   ==========
       Purchase payments minus adjusted partial withdrawals:

          Total purchase payments:                                 $20,000.00

          minus the death benefit adjusted partial withdrawals, calculated as:

          $1,500 x $20,000 =                                        -1,363.64
          ----------------                                           --------
              $22,000

          for a death benefit of:                                  $18,636.36
                                                                   ==========

       The MAV immediately preceding the date of death plus any payments made since that anniversary minus adjusted partial withdrawals:

          Greatest of your contract anniversary contract values:   $24,000.00

          plus purchase payments made since that anniversary:           +0.00

          minus the death benefit adjusted partial withdrawals, calculated as:

          $1,500 x $24,000 =                                        -1,636.36
          ----------------                                           --------
              $22,000

       for a death benefit of:                                     $22,363.64
                                                                   ==========

    The MAV death benefit, calculated as the greatest of these
    three values, which is the MAV:                                $22,363.64


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

IF YOU DIE BEFORE YOUR RETIREMENT DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value at the next accumulation unit value calculated after our death claim requirements are fulfilled. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

Nonqualified annuities

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you selected a GMIB rider (see "Optional Benefits"), it will terminate. If you elected any other optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract.

If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death; and

o payouts begin no later than one year after your death, or other date as permitted by the Code; and

o the payout period does not extend beyond the beneficiary's life or life expectancy.

Qualified annuities


o Spouse beneficiary: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may either elect to treat the contract as his/her own or elect an annuity payout plan or another plan agreed to by us. If your spouse elects a payout option, the payouts must begin no later than the year in which you would have reached age 70-1/2. If you attained age 70-1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of the annuitant's death.


    Your spouse may elect to assume ownership of the contract at any time. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. If you selected a GMIB rider, (see "Optional Benefits"), it will terminate. If you elected any other optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract.


o Non-spouse beneficiary: If you have not elected an annuity payout plan, and if death occurs prior to the year you would have attained age 70-1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If your death occurs after attaining age 70-1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any payout plan available under this contract if:


    o the beneficiary asks us in writing within 60 days after we receive proof of death; and

    o    payouts begin no later than one year following the year of your death;
         and

    o the payout period does not extend beyond the beneficiary's life or life expectancy.

o Annuity payout plan: If you elect an annuity payout plan, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


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

Optional Benefits


GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB)

There are two GMIB rider options available under your contract. Both GMIB riders are intended to provide you with a guaranteed minimum lifetime income regardless of the volatility inherent in the investments in the subaccounts. If you select either GMIB rider option:

o   you must hold the GMIB for 7 years,

o   the  GMIB  rider   terminates*  on  the  contract   anniversary  after  the
    annuitant's 86th birthday,

o you can only exercise the GMIB within 30 days after a contract anniversary, and

o   there are additional costs associated with the rider.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.

If either GMIB rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose to add this optional benefit at the time you purchase your contract for an additional charge. If the annuitant is between age 73 and age 75 at contract issue, you should consider whether a GMIB rider is appropriate for your situation. Be sure to discuss with your sales representative whether either GMIB rider option is appropriate for your situation.

The amount of the fee is determined by the GMIB rider option you select (see "Charges - GMIB Rider Fee"). If you select a GMIB rider, you must also elect the MAV death benefit at the time you purchase your contract. You cannot add the PCR to your contract if you select a GMIB. The effective date of the GMIB rider will be the contract issue date.

In some instances, we may allow you to add a GMIB rider to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the GMIB rider to the next contract anniversary and this would become the rider effective date. For purposes of calculating the GMIB benefit base under these circumstances, we consider the contract value on the rider effective date to be the initial purchase payment; we disregard all previous purchase payments, purchase payment credits, transfers and withdrawals in the GMIB calculations.

Investment selection: Under either GMIB rider, you may allocate your purchase payments and purchase payment credits or transfers to any of the subaccounts or the one-year fixed account. However, we limit the amount you allocate to the one-year fixed account and subaccounts investing in AXP(R) Variable Portfolio - Cash Management Fund to 10% of the total amount in the subaccounts and one-year fixed account. If you have more than 10% of your subaccount and fixed account value in this fund, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the GMIB rider if you have not satisfied the limitation after 60 days.

You may select one of the following GMIB rider options:

o   GMIB - Maximum Anniversary Value (MAV); or

o   GMIB - 6 % Rising Floor.

GMIB - MAV

GMIB benefit base:

If the GMIB - MAV is elected at contract issue, the GMIB benefit base is the greatest of these three values:

1.  contract value;

2.  purchase payment floor; or

3. the Maximum Anniversary Value (MAV) at the last contract anniversary plus any payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary.

We calculate the MAV on the first contract anniversary as the highest of: (a) your current contract value, or (b) purchase payment floor. There is no MAV prior to the first contact anniversary. Every contract anniversary after that through age 80, we compare the previous anniversary's MAV (plus any purchase payments and purchase payment credits since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV to the highest value. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and purchase payment credits and subtract adjusted partial withdrawals from the MAV.

Keep in mind, the MAV is limited at age 81.

We will exclude from the GMIB benefit base any purchase payment and purchase payment credits made in the five years before you exercise the GMIB - MAV. We would do so only if such payments and credit total $50,000 or more or if they are 25% or more of total contract payments and credits. We will subtract each payment and purchase payment credit adjusted for market value from the contract value and the MAV.


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


For each payment and purchase payment credit, we calculate the market value adjustment to the contract value and the MAV as:

                                    PMT x CVG
                                    --------
                                       ECV

    PMT = each purchase payment and purchase payment credit made in the five years before you exercise the GMIB - MAV.

    CVG = current contract value at the time you exercise the GMIB - MAV.

    ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments, purchase payment credits and partial withdrawals occur at the beginning of a contract year.

Exercising the GMIB - MAV:

o you may only exercise the GMIB - MAV within 30 days after any contract anniversary following the expiration of a seven-year waiting period from the rider effective date.

o the annuitant must be between 50 and 86 years old on the date the rider is exercised.

o you can only take an annuity payout under one of the following annuity payout plans:

     -- Plan A - Life Annuity - no refund

     -- Plan B - Life Annuity with ten years certain

     -- Plan D - Joint and last survivor life annuity - no refund

o    You may change the annuitant for the payouts.

When you exercise your GMIB-MAV, you may select a fixed or variable annuity payout plan. Fixed annuity payouts are calculated using the annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and an interest rate of 3%. Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts after the first year are calculated using the following formula:

                              P(t-1)(1 + i) = Pt
                              -------------
                                  1.35

 P(t-1) = prior annuity payout

     Pt = current annuity payout

      i = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 3.5% assumed investment rate. If your subaccount performance equals 3.5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous annuity payout.

The GMIB - MAV benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base equal to the largest value of the MAV, purchase payment floor or the contract value. The GMIB benefit base, less any applicable premium tax, is the value we apply to the GMIB - MAV annuity purchase described above. If the GMIB benefit base is greater than the contract value, the GMIB - MAV may provide a higher annuity payout level than is otherwise available. However, the GMIB - MAV uses guaranteed annuity purchase rates that may be more conservative than the annuity purchase rates that we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB - MAV may be less than the income the contract otherwise provided. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB - MAV, you will receive the higher standard payout. The GMIB - MAV does not create contract value or guarantee the performance of any investment option.

Terminating the GMIB - MAV:

o You may terminate the GMIB - MAV within 30 days after the first rider anniversary.

o You may terminate the GMIB - MAV any time after the seventh rider anniversary.

o    The GMIB - MAV will terminate on the date:

     -- you make a full withdrawal from the contract;

     -- a death benefit is payable; or

     -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB - MAV will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.



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


Example

o You purchase the contract with a payment of $100,000 on Jan. 1, 2003 and we add a $1,000 purchase payment credit to your contract. You allocate all your purchase payments and purchase payment credits to the subaccounts.

o   There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

Contract                                                                GMIB
anniversary    Contract value     Purchase payments        MAV      benefit base
  1              $107,000             $101,000         $107,000
  2               125,000              101,000          125,000
  3               132,000              101,000          132,000
  4               150,000              101,000          150,000
  5                85,000              101,000          150,000
  6               120,000              101,000          150,000
  7               138,000              101,000          150,000       $150,000
  8               152,000              101,000          152,000        152,000
  9               139,000              101,000          152,000        152,000
 10               126,000              101,000          152,000        152,000
 11               138,000              101,000          152,000        152,000
 12               147,000              101,000          152,000        152,000
 13               163,000              101,000          163,000        163,000
 14               159,000              101,000          163,000        163,000
 15               215,000              101,000          215,000        215,000

NOTE: The MAV value is limited at age 81, but, the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity options) would be:

                                                                                    Minimum Guaranteed Monthly Income
Contract                                                  Plan A -                  Plan B -              Plan D - joint and
anniversary                       GMIB                 life annuity --          life annuity with         last survivor life
at exercise                   benefit base                no refund             ten years certain        annuity -- no refund
 10                  $152,000 (MAV)                     $  791.92                  $  770.64                   $630.80
 15                   215,000 (Contract Value = MAV)     1,281.40                   1,221.20                    991.15

The payouts above are shown at guaranteed annuity rates of 3% as stated in Table B of the contract. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

Contract                                                  Plan A -                  Plan B -              Plan D - joint and
anniversary                                            life annuity --          life annuity with         last survivor life
at exercise                  Contract value               no refund             ten years certain        annuity -- no refund
 10                            $126,000                 $  656.46                  $  638.82                   $522.90
 15                             215,000                  1,281.40                   1,221.20                    991.15

In the above example, at the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract. When the GMIB - MAV payout is less than the payout available under the standard provisions of the contract, you will receive the higher standard payout.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. If your subaccount performance is 3.5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous annuity payout.



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


GMIB - 6% Rising Floor

GMIB benefit base:

If the GMIB - 6% Rising Floor is elected at contract issue, the GMIB benefit base is the greatest of these three values:

1. contract value;

2. purchase payments floor; or

3. the 6% variable account rising floor.

6% rising floor: This is the sum of the value of the one-year fixed account and the variable account floor. We calculate the variable account floor on each contract anniversary through age 80. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we set the variable account floor equal to:

o   the initial purchase payments allocated to the subaccounts increased by 6%,

o   plus any subsequent amounts allocated to the subaccounts, and

o   minus adjusted transfers or partial withdrawals from the subaccounts.

Every contract anniversary after that, through age 80, we reset the variable account floor by accumulating the prior anniversary's variable account floor at 6% then adding any subsequent amounts allocated to the subaccounts and subtracting any adjusted transfers or partial withdrawals from the subaccounts. We stop resetting the variable account floor after you or the annuitant reach age 81. However, we continue to add subsequent amounts you allocate to the subaccounts and subtract adjusted transfers or partial withdrawals from the subaccounts.

    6% rising floor adjusted transfers or partial withdrawals = PWT x VAF
                                                                ---------
                                                                     SV

    PWT = the amount transferred from the subaccounts or the amount of the partial withdrawal (including any applicable withdrawal charge for contract Option L) from the subaccounts.

    VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.

     SV = value of the subaccounts on the date of (but prior to) the transfer or partial withdrawal.

Keep in mind that the 6% rising floor is limited at age 81.

We reserve the right to exclude from the GMIB benefit base any purchase payments and purchase payment credits you make in the five years before you exercise the GMIB. We would do so only if such payments total $50,000 or more or if they are 25% or more of total contract payments and credits. If we exercise this right, we:

o   subtract each payment adjusted for market value from the contract value.

o subtract each payment from the 6% rising floor. We adjust the payments made to the one-year fixed account for market value. We increase payments allocated to the subaccounts by 6% for the number of full contract years they have been in the contract before we subtract them from the 6% rising floor.

For each payment and purchase payment credit, we calculate the market value adjustment to the contract value and the one-year fixed account value of the 6% rising floor as:

                                    PMT x CVG
                                 -------------
                                       ECV

    PMT = each purchase payment and purchase payment credit make in the five years before you exercise the GMIB.

    CVG = current contract value at the time you exercise the GMIB.

    ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments, purchase payment credits and partial withdrawals occur at the beginning of a contract year.

For each payment, we calculate the 6% increase of payments allocated to the subaccounts as:

                        PMT x (1.06)(to the power of CY)

     CY = the full number of contract years the payment has been in the contract.



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Exercising the GMIB - 6% Rising Floor:

o you may only exercise the GMIB - 6% Rising Floor within 30 days after any contract anniversary following the expiration of a seven-year waiting period from the rider effective date.

o the annuitant must be between 50 and 86 years old on the date the rider is exercised.

o you can only take an annuity payout under one of the following annuity payout plans:

    -- Plan A - Life Annuity - no refund

    -- Plan B - Life Annuity with ten years certain

    -- Plan D - Joint and last survivor life annuity - no refund

o   You may change the annuitant for the payouts.

When you exercise your GMIB - 6% Rising Floor, you may select a fixed or variable annuity payout plan. Fixed annuity payouts are calculated using the annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and an interest rate of 2.5%. Your annuity payouts remain fixed for the lifetime of the annuity payout period.

First year variable annuity payouts are calculated in the same manner as fixed annuity payouts. Once calculated, your annuity payouts remain unchanged for the first year. After the first year, subsequent annuity payouts are variable and depend on the performance of the subaccounts you select. Variable annuity payouts are calculated using the following formula:

                              P(t-1) (1 + i) = Pt
                              --------------
                                   1.35

 P(t-1) = prior annuity payout

     Pt = current annuity payout

      i = annualized subaccount performance

Each subsequent variable annuity payout could be more or less than the previous variable annuity payout if the subaccount investment performance is greater or less than the 3.5% assumed investment rate. If your subaccount performance equals 3.5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous annuity payout.

The GMIB - 6% Rising Floor benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base equal to the largest value of the 6% rising floor, purchase payment floor or contract value. The GMIB benefit base is the value we apply to the guaranteed annuity purchase rates we use in the 2.5% Table to calculate the minimum annuity payouts you will receive if you exercise the GMIB - 6% Rising Floor. If the GMIB benefit base is greater than the contract value, the GMIB - 6% Rising Floor may provide a higher annuity payout level than is otherwise available. However, the GMIB - 6% Rising Floor uses annuity purchase rates that may be more conservative than the annuity purchase rates than we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB - 6% Rising Floor may be less than the income the contract otherwise provided. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB - 6% Rising Floor, you will receive the higher standard payout. The GMIB - 6% Rising Floor does not create contract value or guarantee the performance of any investment option.

Terminating the GMIB - 6% Rising Floor:

o You may terminate the GMIB - 6% Rising Floor within 30 days after the first rider anniversary.

o You may terminate the GMIB - 6% Rising Floor any time after the seventh rider anniversary.

o    The GMIB - 6% Rising Floor will terminate on the date:

     -- you make a full withdrawal from the contract;

     -- a death benefit is payable; or

     -- you choose to begin taking annuity payouts under the regular contract provisions.

o The GMIB - 6% Rising Floor will terminate* on the contract anniversary after the annuitant's 86th birthday.

* The rider and annual fee terminate on the contract anniversary after the annuitant's 86th birthday, however, if you exercise the GMIB rider before this time, your benefits will continue according to the annuity payout plan you have selected.




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62 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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


Example

o You purchase the contract with a payment of $100,000 on Jan. 1, 2003 and you allocate all of your purchase payment to the subaccounts.

o    There are no additional purchase payments and no partial withdrawals.

o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

Contract                                                                GMIB
anniversary  Contract value     Purchase payments  6% rising floor  benefit base
  1            $107,000             $100,000         $106,000
  2             125,000              100,000          112,360
  3             132,000              100,000          119,102
  4             150,000              100,000          126,248
  5              85,000              100,000          133,823
  6             120,000              100,000          141,852
  7             138,000              100,000          150,363         $150,363
  8             152,000              100,000          159,388          159,388
  9             139,000              100,000          168,948          168,948
 10             126,000              100,000          179,085          179,085
 11             138,000              100,000          189,830          189,830
 12             147,000              100,000          201,220          201,220
 13             215,000              100,000          213,293          215,000
 14             234,000              100,000          226,090          234,000
 15             240,000              100,000          239,655          240,000

NOTE: The 6% Rising Floor value is limited at age 81, but the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB - 6% Rising Floor.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity options) would be:

                                                                                    Minimum Guaranteed Monthly Income
Contract                                                  Plan A -                  Plan B -              Plan D - joint and
anniversary                       GMIB                 life annuity --          life annuity with         last survivor life
at exercise                   benefit base                no refund             ten years certain        annuity -- no refund
 10                  $179,085 (6% Rising Floor)         $  881.10                  $  857.82                 $  694.85
 15                   240,000 (Contract Value)           1,363.20                   1,298.40                  1,041.60

The payouts above are shown at guaranteed annuity rates we use in the 2.5% Table. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

Contract                                                  Plan A -                  Plan B -              Plan D - joint and
anniversary                       GMIB                 life annuity --          life annuity with         last survivor life
at exercise                   benefit base                no refund             ten years certain        annuity -- no refund
 10                            $126,000                 $  656.46                  $  638.82                 $  522.90
 15                             240,000                  1,430.40                   1,363.20                  1,106.40

In this example, at the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract. When the GMIB - 6% Rising Floor payout is less than the payout available under the standard provisions of the contract, you will receive the higher standard payout.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. If your subaccount performance is 3.5%, your annuity payout will be unchanged from the previous annuity payout. If your subaccount performance is in excess of 3.5%, your variable annuity payout will increase from the previous annuity payout. If your subaccount investment performance is less than 3.5%, your variable annuity payout will decrease from the previous annuity payout.



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63 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

PERFORMANCE CREDIT RIDER (PCR)

The PCR is intended to provide you with an additional benefit if your earnings are less than the target value on the tenth rider anniversary (see below). This is an optional benefit you may select for an additional charge (see "Charges"). The PCR does not provide any additional benefit before the tenth rider anniversary and it may not be appropriate for issue ages 75 or older due to this required holding period. Be sure to discuss with your sales representative whether or not the PCR is appropriate for your situation. You cannot add the PCR if you select either GMIB rider option.

Investment selection under the PCR: You may allocate your purchase payments and purchase payment credits or transfers to any of the subaccounts or the one-year fixed account. However, we reserve the right to limit the aggregate amount in the one-year fixed account and amounts you allocate to subaccounts investing in the AXP(R) Variable Portfolio - Cash Management Fund to 10% of your total contract value. If we are required to activate this restriction, and you have more than 10% of your contract value in these accounts, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the PCR if you have not satisfied the limitation after 60 days.

Target value: We calculate the target value on each rider anniversary. There is no target value prior to the first rider anniversary. On the first rider anniversary we set the target value equal to your first year's purchase payments and purchase payment credits minus the target value adjusted partial withdrawals accumulated at an annual effective rate of 7.2%. Every rider anniversary after that, we recalculate the target value by accumulating the prior anniversary's target value and any additional purchase payments and purchase payment credits minus the target value adjusted partial withdrawals at an annual effective rate of 7.2%.

    Target value adjusted partial withdrawals = PW x TV
                                                -------
                                                   CV

     PW = the partial withdrawal including any applicable withdrawal charge.

     TV = the target value on the date of (but prior to) the partial withdrawal.

     CV = contract value on the date of (but prior to) the partial withdrawal.

Exercising the PCR: We will inform you if your contract value did not meet or exceed the target value after your tenth rider anniversary. If your contract value is less than the target value on the tenth rider anniversary you can choose either of the following benefits:


You may choose to accept a PCR credit to your contract equal to:


                             5% x (PP - PCRPW - PP5)

     PP = total purchase payments and purchase payment credits.

  PCRPW = PCR adjusted partial withdrawals. The PCR adjusted partial withdrawal amount is an adjustment we make to determine the proportionate amount of any partial withdrawal attributable to purchase payments received five or more years before the target value is calculated (on the tenth year rider anniversary). For a more detailed description of the PCR adjusted partial withdrawal please see Appendix B.

    PP5 = purchase payments and purchase payment credits made in the prior five years.

          We apply the PCR credit to your contract on the tenth rider anniversary and allocate it among the fixed accounts and subaccounts according to your current asset allocation.


We will restart the ten-year calculation period for the PCR on the tenth rider anniversary and every ten years after that while you own the contract. We use the contract value (including any credits) on that anniversary as your first contract year's payments for calculating the target value and any applicable PCR credit. We may then apply additional PCR credits to your contract at the end of each ten-year period as described above.

PCR reset: You can elect to lock in your contract growth by restarting the ten-year PCR calculation period on any contract anniversary. If you elect to restart the calculation period, the contract value on the restart date is used as the first year's payments and credits for the calculating the target value and any applicable PCR credit. The next ten-year calculation period for the PCR will restart at the end of this new ten-year period. We must receive your request to restart the PCR calculation period within 30 days after a contract anniversary.


Terminating the PCR

o You may terminate the PCR within 30 days following the first rider anniversary.

o You may terminate the PCR within 30 days following the later of the tenth rider anniversary or the last rider reset date.

o    The PCR will terminate on the date:

     -- you make a full withdrawal from the contract,

     -- that a death benefit is payable, or

     -- you choose to begin taking annuity payouts.



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64 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

Example


o You purchase the contract with a payment of $100,000 on Jan. 1, 2003 and we add a $1,000 purchase payment credit to the contract


o   There are no additional purchase payments and no partial withdrawals


o   On Jan. 1, 2013, the contract value is $200,000

o We determine the target value on Jan. 1, 2013 as our purchase payments and credits accumulated at an annual effective rate of 7.2% = $101,000 x (1.072)10 = $101,000 x 2.00423 = $202,427.

    Your contract value ($200,000) is less than the target value ($202,427). We add a PCR credit to your contract calculated as follows:

    5% x (PP - TVPW - PP5) = 1.05 x ($101,000 - 0 - 0) = $5,050.

    After application of the PCR credit, your total contract value on Jan. 1, 2013 would be $205,050.

o On Feb. 1, 2013, the contract value grows to $210,000 and you choose to begin receiving annuity payouts under a lifetime income plan. We would now add another PCR credit to your contract. Because you have not made any additional purchase payments or partial withdrawals the amount of this new credit is the same as the PCR credit we added to your contract on Jan. 1, 2013 ($5,050). After adding this new PCR credit to your contract, your total contract value would be $215,050 and we would use this amount to your monthly annuity payout amount.

o If on Feb. 1, 2013, you had elected not to receive annuity payouts, the PCR ten-year calculation period would restart on Jan. 1, 2013 with the target values first year's payments equal to $205,050. We would make the next PCR credit determination on Jan. 1, 2023.


The Annuity Payout Period


As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. The retirement date may not be earlier than 13 months from the contract date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below.


You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date. You may reallocate this contract value to the one-year fixed account to provide fixed dollar payouts and/or among the subaccounts to provide variable annuity payouts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.

Amounts of fixed and variable payouts depend on:

o   the annuity payout plan you select;

o   the annuitant's age and, in most cases, sex;

o   the annuity table in the contract; and

o   the amounts you allocated to the accounts at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.)

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

ANNUITY TABLES

The annuity tables in your contract show the amount of the monthly payouts for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table B shows the minimum amount of each fixed payout. Amounts in Table B are based on the guaranteed annual effective interest rate shown in your contract. We declare current payout rates that we use in determining the actual amount of your fixed payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.


Table A shows the amount of the first monthly variable payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 3.5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 5.0% investment rate for the 3.5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using the 3.5% Table A results in a lower initial payment, but later payouts will increase more quickly when annuity unit values rise and decrease more slowly when they decline.



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65 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan:

o Plan A - Life annuity -- no refund: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only one monthly payout, we will not make any more payouts.

o Plan B - Life annuity with five, ten or 15 years certain: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o Plan C - Life annuity -- installment refund: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o Plan D - Joint and last survivor life annuity -- no refund: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o Plan E - Payouts for a specified period: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. The discount rate we use in the calculation will vary between 4.86% and 6.61% depending on the mortality and expense risk charge and the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")


Annuity payout plan requirements for qualified annuities: If you elect an annuity plan from your qualified annuity, the annuity payout plan must comply with certain IRS regulations governing required minimum distributions. In general, your annuity payment plan will meet these regulations if payments are made:


o in equal or substantially equal payments over a period not longer than the life of the annuitant or over the life of the annuitant and designated beneficiary; or

o in equal or substantially equal payments over a period not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary; or

o over a period certain not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary.

If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you allocated to the one-year fixed account will provide fixed dollar payouts and contract values that you allocated among the subaccounts will provide variable annuity payouts.

If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

Death after annuity payouts begin: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.


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66 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

Taxes

Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements.


Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

o For Annuity Plan A, where the annuitant dies before the investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the annuitant for the last taxable year of the annuitant.

o For Annuity Plan C, where the annuity payments cease before your investment in the contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year the payments cease.


Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

Qualified annuities: When you use your contract to fund a retirement plan that is already tax deferred under the Code, the contract will not provide any necessary or additional tax deferral for the retirement plan.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan or adoption agreement or consult a tax advisor for more information about your distribution rules.

Annuity payouts under qualified annuities (except Roth IRAs): Under a qualified annuity, the entire payout generally is includable as ordinary income and is subject to tax except to the extent that contributions were made with non-deductible contributions or with after-tax dollars rolled from a retirement plan. If you or your employer invested in your contract with deductible or pre-tax dollars as part of a tax-deferred retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.


Purchase payment credits and PCR credits: These are considered earnings and are taxed accordingly when withdrawn or paid out.


Withdrawals: If you withdraw part or all of your nonqualified contract before your annuity payouts begin, your withdrawal payment will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds your investment. You also may have to pay a 10% IRS penalty for withdrawals you make before reaching age 59-1/2 unless certain exceptions apply.

Death benefits to beneficiaries under nonqualified annuities: The death benefit under a contract is not tax exempt. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

Death benefits to beneficiaries under qualified annuities: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

Special considerations if you select the MAV death benefit rider: As of the date of this prospectus, we believe that charges related to this rider are not subject to current taxation. Therefore, we will not report these charges as partial surrenders from your contract. However, the IRS may determine that these charges should be treated as partial surrenders subject to taxation to the extent of any gain as well as the IRS tax penalty for surrenders before the age of 59-1/2, if applicable.


We reserve the right to report charges for this rider as partial surrenders if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report the benefits attributable to this rider on the death of you or the annuitant as an annuity death benefit distribution, not as proceeds for life insurance.


Annuities owned by corporations, partnerships or trusts: For nonqualified annuities, any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax-deferred.


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67 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
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

Penalties: If you receive amounts from your contract before reaching age 59-1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o   because of your death;

o   because you become disabled (as defined in the Code);

o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or

o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For IRAs, other exceptions may apply if you make withdrawals from your contract before you reach age 59-1/2. For TSAs, other exceptions may apply if you make withdrawals from your contract before it specifies that payments can be made.


Withholding, generally: If you receive all or part of the contract value, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your income tax return.


If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.


If the distribution is any other type of payment (such as a partial or full withdrawal), we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur. The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.

Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding.


Withholding from qualified annuities: If you receive directly all or part of the contract value from a qualified annuity (except an IRA, Roth IRA, or SEP), mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the plan. This mandatory withholding is in place of the elective withholding discussed above. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;

o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

o   the payout is a minimum distribution required under the Code; or

o   the payout is made on account of an eligible hardship.

Payments we make to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.


Transfer of ownership of a nonqualified annuity: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be treated as a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. This rule does not apply to transfers between spouses and former spouses. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer.

Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal and you may have to a pay 10% IRS penalty. You may not collaterally assign or pledge your qualified contracts.


Important: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.


American Centurion Life's tax status: American Centurion Life is taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of American Centurion Life, although their operations are treated separately in accounting and financial statements. Investment income from the subaccounts is reinvested and becomes part of the subaccounts' value. This investment income, including realized capital gains, is not taxed to American Centurion Life, and therefore no charge is made against the subaccounts for federal income taxes. American Centurion Life reserves the right to make such a charge in the future if there is a change in the tax treatment of variable annuities.



--------------------------------------------------------------------------------
68 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

Tax qualification: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

Voting Rights

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o   the reserve held in each subaccount for your contract; divided by

o   the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

Substitution of Investments

We may substitute the funds in which the subaccounts invest if:

o   laws or regulations change;

o   the existing funds become unavailable; or

o   in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute the funds currently listed in this prospectus for other funds.

We may also:

o   add new subaccounts;

o   combine any two or more subaccounts;

o   make additional subaccounts investing in additional funds;

o   transfer assets to and from the subaccounts or the variable account; and

o   eliminate or close any subaccounts.

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments. We will notify you of any substitution or change.


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69 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

About the Service Providers

PRINCIPAL UNDERWRITER

American Express Financial Advisors Inc. (AEFA) serves as the principal underwriter for the contract. Its offices are located at 70100 AXP Financial Center, Minneapolis, MN 55474. AEFA is a wholly-owned subsidiary of American Express Financial Corporation (AEFC) which is a wholly-owned subsidiary of American Express Company, a financial services company headquartered in New York City.

The contracts will be distributed by broker-dealers which have entered into distribution agreements with AEFA and American Centurion Life.

ISSUER

American Centurion Life issues the contracts. American Centurion Life is a wholly-owned subsidiary of IDS Life, which is a wholly-owned subsidiary of AEFC.

American Centurion Life is a stock life insurance company organized in 1969 under the laws of the State of New York. Our offices are located at 20 Madison Avenue Extension, Albany, NY 12203. American Centurion Life conducts a conventional life insurance business in New York.

American Centurion Life pays commissions for the sales of contracts to the insurance agencies who have entered into distribution agreements with American Centurion Life and AEFA. These commissions will not be more than 7.5% of purchase payments it receives on the contracts. From time to time, we will pay or permit other promotional incentives, in cash or credit or other compensation.

LEGAL PROCEEDINGS

A number of lawsuits involving insurance sales practices, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts have been filed against life and health insurers in jurisdictions in which American Enterprise Life and its affiliates do business. American Enterprise Life and its affiliates, like other life and health insurers, are involved in such litigation. IDS Life was a named defendant in three class action lawsuits of this nature. American Enterprise Life is a named defendant in one of the suits, Richard W. and Elizabeth J. Thoresen v. American Express Financial Corporation, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York which was commenced in Minnesota state court on October 13, 1998. These class action lawsuits included allegations of improper insurance and annuity sales practices including improper replacement of existing annuity contracts and insurance policies, improper use of annuities to fund tax deferred contributory retirement plans, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts.

In January 2000, AEFC and its subsidiaries reached an agreement in principle to settle the three class action lawsuits, including the one described above. It is expected the settlement will provide$215 million of benefits to more than two million participants in exchange for a release by class members of all insurance and annuity market conduct claims dating back to 1985.

In August 2000, an action entitled Lesa Benacquisto, Daniel Benacquisto, Richard Thoresen, Elizabeth Thoresen, Arnold Mork, Isabella Mork, Ronald Melchert and Susan Melchert v. American Express Financial Corporation, American Express Financial Advisors, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in the United States District Court for the District of Minnesota. The complaint put at issue various alleged sales practices and misrepresentations and allegations of violations of federal laws.

In May 2001, the United States District Court for the District of Minnesota and the District Court, Fourth Judicial District for the State of Minnesota, Hennepin County entered orders approving the settlement as tentatively reached in January 2000. Appeals were filed in both federal and state court but subsequently dismissed by the parties filing the appeals. The orders approving the settlement were final as of September 24, 2001. Implementation of the settlement commenced October 15, 2001.

Numerous individuals opted out of the settlement described above and therefore did not release their claims against AEFC and its subsidiaries. Some of these class members who opted out were represented by counsel and presented separate claims. Most of their claims have been settled.

The outcome of any litigation or threatened litigation cannot be predicted with any certainty. However, in the aggregate, American Enterprise Life does not consider any lawsuits in which it is named as a defendant to be material.



--------------------------------------------------------------------------------
70 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

Table of Contents of the Statement of Additional Information



Calculating Annuity Payouts                          p. 3


Rating Agencies                                      p. 4


Principal Underwriter                                p. 4

Independent Auditors                                 p. 4


Financial Statements                                 p. 5



--------------------------------------------------------------------------------
71 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

Appendix A: Performance Credit Rider Adjusted Partial Withdrawal

STEP ONE:

For each withdrawal made within the current calculation period we calculate the remaining purchase payment amount (RPA):

RPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question minus the RPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the RPA will simply be the total purchase payments and purchase payment credits as there are no previous withdrawals to subtract.

    RPA adjusted partial withdrawals = PW x RP
                                       -------
                                          CV

     PW = the partial withdrawal including any applicable withdrawal charge.

     CV = the contract value on the date of (but prior to) the partial withdrawal.

    RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP TWO:

For each withdrawal made within the current calculation period we calculate the eligible purchase payment amount (EPA):

EPA = Total purchase payments and purchase payment credits made prior to the partial withdrawal in question AND prior to the five year exclusion period minus EPA adjusted partial withdrawals for all previous partial withdrawals.

NOTE: In our calculations for the first partial withdrawal, the EPA will simply be the total purchase payments and purchase payment credits made before the five year exclusion period as there are no previous withdrawals to subtract. Also note that EPA/RPA will always be less than or equal to one.

    EPA adjusted partial withdrawals = PW x EPA x EPA
                                       --------   ---
                                          CV      RPA

     PW = the partial withdrawal including any applicable withdrawal charge.

     CV = the contract value on the date of (but prior to) the partial withdrawal.

    EPA = the eligible premium amount on the date of (but prior to) the partial withdrawal.

    RPA = the remaining premium amount on the date of (but prior to) the partial withdrawal.

STEP THREE:

The total PCRPW (Performance Credit Rider adjusted partial withdrawal) amount is the sum of each EPA adjusted partial withdrawal.

Example: Calculation at the end of the ten-year period assuming the contract is eligible for the PCR credit (i.e., your contract value is less than target value). This example does not include purchase payment credits.

o On Jan. 1, 2002 you purchase the contract with a purchase payment of $100,000.

o On Jan. 1, 2008 you make an additional purchase payment in the amount of $100,000.

o    Contract values before any partial withdrawals are shown below.

o    On Jan. 1, 2005 you make a partial withdrawal in the amount of $10,000.

o On Jan. 1, 2010 you make another partial withdrawal in the amount of $10,000.

NOTE: The shaded portion of the table indicates the five year exclusion period.

Date                 Total purchase payments                Contract value
Jan. 1, 2002                $100,000                           $100,000
Jan. 1, 2003                 100,000                            110,000
Jan. 1, 2004                 100,000                            115,000
Jan. 1, 2005                 100,000                            120,000
Jan. 1, 2006                 100,000                            115,000
Jan. 1, 2007                 100,000                            120,000
(begin shaded portion)
Jan. 1, 2008                 200,000                            225,000
Jan. 1, 2009                 200,000                            230,000
Jan. 1, 2010                 200,000                            235,000
Jan. 1, 2011                 200,000                            230,000
Jan. 1, 2012                 200,000                            235,000


--------------------------------------------------------------------------------
72 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

Step one: For each withdrawal made within the current calculation period we calculate the RPA:

For the first partial withdrawal on Jan. 1, 2005:

    RPA before the partial withdrawal =                                    RPA adjusted partial withdrawal =
    total purchase payments made prior to the partial withdrawal           $10,000 x $100,000 = $8,333
                                                                           ------------------
    minus the RPA adjusted partial withdrawals for all previous                 $120,000
    partial withdrawals = $100,000 - 0 = $100,000

For the second partial withdrawal on Jan. 1, 2010:

    RPA before the partial withdrawal =                                    RPA adjusted partial withdrawal =
    total purchase payments made prior to the partial withdrawal           $10,000 x $191,667 = $8,156
                                                                           ------------------
    minus the RPA adjusted partial withdrawals for all previous                 $235,000
    partial withdrawals = $200,000 - $8,333 = $191,667

Step two: For each withdrawal made within the current calculation period, we calculate the EPA:

For the first partial withdrawal on Jan. 1, 2005:

    EPA before the partial withdrawal =                                    EPA adjusted partial withdrawal =
    total purchase payments made prior to the partial withdrawal           $10,000 x $100,000 x $100,000 = $8,156
                                                                           ------------------   --------
    AND the five-year exclusion period minus the EPA adjusted                   $120,000          100,000
    partial withdrawals for all previous partial
    withdrawals = $100,000 - 0 = $100,000

For the second partial withdrawal on Jan. 1, 2010:

    EPA before the partial withdrawal =                                    EPA adjusted partial withdrawal =
    total purchase payments made prior to the partial withdrawal           $10,000 x $91,844 x    $91,844 = $1,873
                                                                           -----------------      -------
    AND the five-year exclusion period minus the EPA                            $235,000          $191,667
    adjusted partial withdrawals for all previous partial
    withdrawals = $100,000 - $8,156 = $91,844

Step three: The total PCRPW amount is the sum of each EPA adjusted partial withdrawal.

    PCRPW amount = $8,156 + $1,873 = $10,029


--------------------------------------------------------------------------------
73 -- AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY --
      ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY - PROSPECTUS

--------------------------------------------------------------------------------
(logo)
AMERICAN
 EXPRESS
(R)
--------------------------------------------------------------------------------

American Centurion Life Assurance Company
20 Madison Ave. Extension
Albany, NY 12203
(800) 504-0469


                                                                  45282 A (2/03)

                       STATEMENT OF ADDITIONAL INFORMATION

                                       FOR

                AMERICAN EXPRESS INNOVATIONS(SM) VARIABLE ANNUITY

                         ACL VARIABLE ANNUITY ACCOUNT 2


                               FEBRUARY __, 2003

ACL Variable Annuity Account is a separate account established and maintained by American Centurion Life Assurance Company (American Centurion Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number below. The prospectus is incorporated in this SAI by reference.

American Centurion Life Assurance Company
20 Madison Avenue Extension
Albany, NY 12203
(800) 504-0469

Table of Contents


Calculating Annuity Payouts                                   p. 3

Rating Agencies                                               p. 4

Principal Underwriter                                         p. 4

Independent Auditors                                          p. 4

Financial Statements                                          p. 5


--------------------------------------------------------------------------------
2 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
     VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

Calculating Annuity Payouts


THE VARIABLE ACCOUNT

We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

Initial Payout: To compute your first monthly payment, we:


o   determine the dollar value of your contract on the valuation date; then


o apply the result to the annuity table contained in the contract or another table at least as favorable.

The annuity table shows the amount of the first monthly payment for each $1,000 of value which depends on factors built into the table, as described below.

Annuity Units: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payment by the annuity unit value (see below) on the valuation date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.

Subsequent Payouts: To compute later payouts, we multiply:

o   the annuity unit value on the valuation date; by

o   the fixed number of annuity units credited to you.

Annuity Unit Values: We originally set this value at $1 for each subaccount. To calculate later values we multiply the last annuity value by the product of:

o   the net investment factor; and

o   the neutralizing factor.


The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 3.5%, the neutralizing factor is 0.999906 for a one day valuation period.


Net Investment Factor: We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o   dividing that sum by the previous adjusted net asset value per share; and


o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.


Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a subaccount.

THE ONE-YEAR FIXED ACCOUNT

We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

o take the value of your one-year fixed account at the retirement date or the date you selected to begin receiving your annuity payouts; then

o using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

--------------------------------------------------------------------------------
3 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
     VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

Rating Agencies

We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the subaccounts of the contract. This information relates only to our general account and reflects our ability to make annuity payouts and to pay death benefits and other distributions from the contract.


For detailed information on the agency ratings given to American Centurion Life, contact your sales representative. Or view our current ratings by visiting the agency Web sites directly at:


A.M. Best                                            www.ambest.com
Fitch                                                www.fitchratings.com
Moody's                                              www.moodys.com/insurance

A.M. Best -- Rates insurance companies for their financial strength.

Fitch (formerly Duff & Phelps) -- Rates insurance companies for their claims-paying ability.

Moody's -- Rates insurance companies for their financial strength.

Principal Underwriter

American Express Financial Advisors Inc. (AEFA) serves as principal underwriter for the contract, which it offers on a continuous basis. AEFA is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. AEFA is an affiliate of ours. The contract is offered to the public through certain securities broker-dealers and through entities that may offer the contract but are exempt from registration that have entered into selling agreements with AEFA and whose personnel are legally authorized to sell annuity products. Both AEFA and American Centurion Life are ultimately controlled by American Express Company. The principal business address of AEFA is the same as ours. American Centurion Life currently pays AEFA underwriting commissions for its role as principal underwriter of all variable annuities associated with this variable account. For the past three years, the aggregate dollar amount of underwriting commissions paid to AEFA in its role as principal underwriter has been: 2001: $213,957; 2000: $594,377; and 1999: $673,812. AEFA
retains no underwriting commission from the sale of the contract.

Independent Auditors


The financial statements appearing in this SAI have been audited by Ernst & Young LLP (1400 Pillsbury Center, 220 South Sixth Street, Minneapolis, MN 55402) independent auditors, as stated in their report appearing herein.


--------------------------------------------------------------------------------
4 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
     VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

Financial Statements


Statements of Assets and Liabilities (Unaudited)
                                                                                         Segregated Asset Subaccounts
December 31, 2002                                                              ISI          IMS          IGD          IPG
Assets
Investments in shares of mutual funds:
    at cost                                                                 $917,278      $50,691     $195,132   $1,844,499
                                                                            --------      -------     --------   ----------
    at market value                                                         $885,996      $50,690     $131,858   $1,349,594
Dividends receivable                                                           3,802           39           --           --
Receivable from mutual funds for share redemptions                                --           --           --        1,657
                                                                            --------      -------     --------   ----------
Total assets                                                                 889,798       50,729      131,858    1,351,251
                                                                             =======       ======      =======    =========
Liabilities
Payable to American Centurion Life for:
    Mortality and expense risk fee                                               976           56          145        1,479
    Administrative charge                                                        117            7           17          178
                                                                                 ---            -           --          ---
Total liabilities                                                              1,093           63          162        1,657
                                                                               -----           --          ---        -----
Net assets applicable to contracts in accumulation period                   $888,705      $50,666     $131,696   $1,349,594
                                                                            ========      =======     ========   ==========
Accumulation units outstanding                                               794,018       47,144      155,010    1,621,254
                                                                             =======       ======      =======    =========
Net asset value per accumulation unit                                       $   1.12      $  1.07     $   0.85   $     0.83
                                                                            ========      =======     ========   ==========

Statements of Operations (Unaudited)
                                                                                         Segregated Asset Subaccounts
Year ended December 31, 2002                                                    ISI          IMS          IGD          IPG
Investment income
Dividend income from mutual funds                                           $ 49,033      $   620     $    805    $  25,543
Variable account expenses                                                     13,637          741        2,200       22,311
                                                                              ------          ---        -----       ------
Investment income (loss) -- net                                               35,396         (121)      (1,395)       3,232
                                                                              ======         ====       ======        =====

Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments in mutual funds:
    Proceeds from sales                                                      240,808       89,945       24,893      239,207
    Cost of investments sold                                                 252,746       89,946       34,525      301,076
                                                                             -------       ------       ------      -------
Net realized gain (loss) on sales of investments                             (11,938)          (1)      (9,632)     (61,869)
Distributions from capital gains                                                  --           --          166        9,599
Net change in unrealized appreciation or depreciation of investments          12,942           --      (31,490)    (320,400)
                                                                              ------        -----      -------     --------
Net gain (loss) on investments                                                 1,004           (1)     (40,956)    (372,670)
                                                                              ------        -----      -------     --------
Net increase (decrease) in net assets resulting from operations             $ 36,400      $  (122)    $(42,351)   $(369,438)
                                                                            ========      =======     ========    =========

See accompanying notes to financial statements.



--------------------------------------------------------------------------------
5 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
     VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

Statements of Changes in Net Assets (Unaudited)
                                                                                         Segregated Asset Subaccounts
Year ended December 31, 2002                                                   ISI          IMS          IGD          IPG
Operations
Investment income (loss) -- net                                           $   35,396      $  (121)    $ (1,395)  $    3,232
Net realized gain (loss) on sales of investments                             (11,938)          (1)      (9,632)     (61,869)
Distributions from capital gains                                                  --           --          166        9,599
Net change in unrealized appreciation or depreciation of investments          12,942           --      (31,490)    (320,400)
                                                                              ------         ----      -------     --------
Net increase (decrease) in net assets resulting from operations               36,400         (122)     (42,351)    (369,438)
                                                                              ======         ====      =======     ========
Contract transactions
Contract purchase payments                                                    39,864           --       16,779       35,261
Net transfers(1)                                                            (134,946)      (2,886)      (3,412)     (45,362)
Contract terminations:
    Surrender benefits and contract charges                                  (67,110)         (27)      (6,160)    (114,611)
                                                                             -------          ---       ------     --------
Increase (decrease) from contract transactions                              (162,192)      (2,913)       7,207     (124,712)
                                                                            --------       ------        -----     --------
Net assets at beginning of year                                            1,014,497       53,701      166,840    1,843,744
                                                                           ---------       ------      -------    ---------
Net assets at end of year                                                 $  888,705      $50,666     $131,696   $1,349,594
                                                                          ==========      =======     ========   ==========
Accumulation unit activity
Units outstanding at beginning of year                                       943,189       49,853      151,251    1,769,464
Contract purchase payments                                                    36,665           --       15,493       34,173
Net transfers(1)                                                            (124,278)      (2,684)      (5,320)     (65,358)
Contract terminations:
    Surrender benefits and contract charges                                  (61,558)         (25)      (6,414)    (117,025)
                                                                             -------          ---       ------     --------
Units outstanding at end of year                                             794,018       47,144      155,010    1,621,254
                                                                             =======       ======      =======    =========

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) American Centurion Life's fixed account.

See accompanying notes to financial statements.



--------------------------------------------------------------------------------
6 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
     VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

Notes to Financial Statements (Unaudited)

1. ORGANIZATION

ACL Variable Annuity Account 2 (the Account) was established under New York law and the subaccounts are registered together as a single unit investment trust of American Centurion Life Assurance Company (American Centurion Life) under the Investment Company Act of 1940, as amended (the 1940 Act) and exists in accordance with the rules and regulations of the Insurance Division, Department of Commerce, of the State of New York.

The Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following mutual funds (collectively, the Funds), which are registered under the 1940 Act as open-end management investment companies. The subaccounts' investments in shares of the Funds as of Dec. 31, 2002 were as follows:

Subaccount     Investment                                                 Shares
ISI            AXP(R) Variable Portfolio - Bond Fund                      84,370
IMS            AXP(R) Variable Portfolio - Cash Management Fund           50,708
IGD            AXP(R) Variable Portfolio - New Dimensions Fund(R)         10,636
IPG            Putnam VT Growth and Income Fund - Class IB Shares         72,403

The assets of each subaccount of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by American Centurion Life.

American Centurion Life issues the contracts that are distributed by banks and financial institutions either directly or through a network of third-party marketers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments in the Funds

Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective Funds. Investment transactions are accounted for on the date the shares are purchased and sold. Realized gains and losses on the sales of investments are computed using the average cost method. Income from dividends and gains from realized capital gain distributions are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the subaccounts' share of the Funds' undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

Variable Payout

Net assets allocated to contracts in the payout period are periodically compared to a computation which uses the Annuity 2000 Basic Mortality Table and which assumes future mortality improvement. The assumed investment return is 5% unless the annuitant elects otherwise, in which case the rate would be 3.5%, as regulated by the laws of the respective states. The mortality risk is fully borne by American Centurion Life and may result in additional amounts being transferred into the variable annuity account by American Centurion Life to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

Federal Income Taxes

American Centurion Life is taxed as a life insurance company. The Account is treated as part of American Centurion Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of this policy in the event of changes in the tax law. A change may be made in future years for any federal income taxes that would be attributable to the contracts.

3. VARIABLE ACCOUNT EXPENSES

American Centurion Life makes contractual assurances to the Account that possible future adverse changes in administrative expenses and mortality experience of the contract owners and annuitants will not affect the Account. American Centurion Life deducts a daily mortality and expense risk fee equal, on an annual basis, to 1.25% of the average daily net assets of each subaccount.



--------------------------------------------------------------------------------
7 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
     VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

American Centurion Life also deducts a daily charge equal, on an annual basis, to 0.15% of the average daily net assets of each subaccount as an administrative charge. This charge covers certain administrative and operating expenses of the subaccounts incurred by American Centurion Life such as accounting, legal and data processing fees, and expenses involved in the preparation and distribution of reports and prospectuses.

4. CONTRACT CHARGES

American Centurion Life deducts a contract administrative charge of $30 to $40 per year depending upon the product selected. This charge reimburses American Centurion Life for expenses incurred in establishing and maintaining the annuity records. Certain products may waive this charge based upon the underlying contract value.

5. WITHDRAWAL CHARGES

American Centurion Life will use a withdrawal charge to help it recover certain expenses related to the sale of the annuity. A withdrawal charge of up to 8% may be deducted for withdrawals up to the first seven payment years following a purchase payment, as depicted in the withdrawal charge schedule included in the product's prospectus. Charges by American Centurion Life for withdrawals are not identified on an individual segregated asset account basis. Charges for all segregated asset accounts amounted to $69,022 in 2002 and $51,756 in 2001. Such charges are not treated as a separate expense of the subaccounts. They are ultimately deducted from contract withdrawal benefits paid by American Centurion Life.

6. RELATED PARTY TRANSACTIONS

Effective Dec. 1, 2002, management fees were paid indirectly to American Express Financial Corporation (AEFC), an affiliate of IDS Life, in its capacity as investment manager for the AXP(R) Variable Portfolio Funds. This change did not affect the management of the Fund and did not change the management fees paid by the Fund. The Fund's Investment Management Agreement provides for a fee at a percentage of each Fund's average daily net assets in reducing percentages, to give effect to breakpoints in fees due to assets under management within each Fund as follows:

Fund                                                            Percentage range
AXP(R) Variable Portfolio - Bond Fund                           0.610% to 0.535%
AXP(R) Variable Portfolio - Cash Management Fund                0.510% to 0.440%
AXP(R) Variable Portfolio - New Dimensions Fund(R)              0.630% to 0.570%

For the following Fund the fee may be adjusted upward or downward by a performance incentive adjustment. The adjustment is based on a comparison of the performance of the Fund to an index of a similar fund up to a maximum percentage of the Fund's average daily net assets. Effective Dec. 1, 2002, the performance incentive adjustment was added to five funds and the maximum changed for some of the funds.

                                                       Maximum         Maximum
                                                     adjustment      adjustment
                                                      (prior to        (after
Fund                                               Dec. 1, 2002)   Dec. 1, 2002)
AXP(R) Variable Portfolio - New Dimensions Fund(R)       N/A            0.12%

From Jan. 1, 2002 to Nov. 30, 2002, management fees were paid indirectly to IDS Life in its capacity as investment manager for the AXP(R) Variable Portfolio Funds. IDS Life, in turn, paid to AEFC a portion of these management fees based on a percentage of each Fund's average daily net assets for the year. This fee was equal to 0.25% for each Fund.

The AXP(R) Variable Portfolio Funds also have an agreement with IDS Life for distribution services. Under a Plan and Agreement of Distribution, each Fund pays a distribution fee at an annual rate up to 0.125% of each Fund's average daily net assets.

The AXP(R) Variable Portfolio Funds have an Administrative Services Agreement with AEFC. Under this agreement, each Fund pays AEFC a fee for administration and accounting services at a percentage of each Fund's average daily net assets in reducing percentages annually as follows:

Fund                                                            Percentage range
AXP(R) Variable Portfolio - Bond Fund                           0.050% to 0.025%
AXP(R) Variable Portfolio - Cash Management Fund                0.030% to 0.020%
AXP(R) Variable Portfolio - New Dimensions Fund(R)              0.050% to 0.030%

The AXP(R) Variable Portfolio Funds pay custodian fees to American Express Trust Company, an affiliate of IDS Life.



--------------------------------------------------------------------------------
8 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
     VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

7. INVESTMENT TRANSACTIONS

The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, for the year ended Dec. 31, 2002 were as follows:

Subaccount     Investment                                              Purchases
ISI            AXP(R) Variable Portfolio - Bond Fund                    $114,389
IMS            AXP(R) Variable Portfolio - Cash Management Fund           86,985
IGD            AXP(R) Variable Portfolio - New Dimensions Fund(R)         30,921
IPG            Putnam VT Growth and Income Fund - Class IB Shares        127,326

8. FINANCIAL HIGHLIGHTS

The table below shows certain financial information regarding the subaccounts.

                                          ISI        IMS        IGD        IPG
Accumulation unit value
At Dec. 31, 2000                        $1.01      $1.05      $1.34      $1.13
At Dec. 31, 2001                        $1.08      $1.08      $1.10      $1.04
At Dec. 31, 2002                        $1.12      $1.07      $0.85      $0.83
                                        -----      -----      -----      -----

Units (000s)
At Dec. 31, 2001                          943         50        151      1,769
At Dec. 31, 2002                          794         47        155      1,621
                                        -----      -----      -----      -----

Net assets (000s)
At Dec. 31, 2001                       $1,014        $54       $167     $1,844
At Dec. 31, 2002                         $889        $51       $132     $1,350
                                        -----      -----      -----      -----

Investment income ratio(1)
For the year ended Dec. 31, 2001        6.45%      3.41%      0.23%      1.58%
For the year ended Dec. 31, 2002        5.05%      1.16%      0.51%      1.60%
                                        -----      -----      -----      -----

Expense ratio(2)
For the year ended Dec. 31, 2001        1.40%      1.40%      1.40%      1.40%
For the year ended Dec. 31, 2002        1.40%      1.40%      1.40%      1.40%
                                        -----      -----      -----      -----

Total return(3)
For the year ended Dec. 31, 2001        6.93%      2.86%    (17.91%)    (7.96%)
For the year ended Dec. 31, 2002        3.70%     (0.93%)   (22.73%)   (20.19%)
                                        ----      -----     ------     ------

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude variable account expenses that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(2) These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated.



--------------------------------------------------------------------------------
9 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
     VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS

AMERICAN CENTURION LIFE ASSURANCE COMPANY

We have audited the individual statements of assets and liabilities of the segregated asset subaccounts of ACL Variable Annuity Account 2 - American Express Innovations(SM) Variable Annuity (comprised of subaccounts ISI, IMS, IGD and IPG) as of December 31, 2001, and the related statements of operations and changes in net assets for the periods indicated therein. These financial statements are the responsibility of the management of American Centurion Life Assurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2001 with the affiliated and unaffiliated mutual fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of the segregated asset subaccounts of ACL Variable Annuity Account 2 - American Express Innovations(SM) Variable Annuity at December 31, 2001, and the individual results of their operations and the changes in their net assets for the periods indicated therein, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Minneapolis, Minnesota

March 22, 2002


--------------------------------------------------------------------------------
10 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
      VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

Statements of Assets and Liabilities
                                                                                        Segregated Asset Subaccounts
December 31, 2001                                                            ISI            IMS         IGD          IPG
Assets
Investments in shares of mutual funds:
    at cost                                                               $1,055,635      $53,652     $198,736   $2,018,249
                                                                          ----------      -------     --------   ----------
    at market value                                                       $1,011,411      $53,651     $166,952   $1,843,744
Dividends receivable                                                           4,657          281           --           --
Accounts receivable from American Centurion Life
    for contract purchase payments                                                --           --           80        1,665
Receivable from mutual funds for share redemptions                                --           --           --        2,177
                                                                          ----------      -------     --------   ----------
Total assets                                                               1,016,068       53,932      167,032    1,847,586
                                                                           =========       ======      =======    =========
Liabilities
Payable to American Centurion Life for:
    Mortality and expense risk fee                                             1,061          206          171        1,944
    Administrative charge                                                        127           25           21          233
    Contract terminations                                                        383           --           --           --
Payable to mutual funds for investments purchased                                 --           --           --        1,665
                                                                          ----------      -------     --------   ----------
Total liabilities                                                              1,571          231          192        3,842
                                                                          ----------      -------     --------   ----------
Net assets applicable to contracts in accumulation period                 $1,014,497      $53,701     $166,840   $1,843,744
                                                                          ==========      =======     ========   ==========
Accumulation units outstanding                                               943,189       49,853      151,251    1,769,464
                                                                             =======       ======      =======    =========
Net asset value per accumulation unit                                     $     1.08      $  1.08     $   1.10   $     1.04
                                                                          ==========      =======     ========   ==========

Statements of Operations
                                                                                        Segregated Asset Subaccounts
Year ended December 31, 2001                                                   ISI          IMS          IGD          IPG
Investment income
Dividend income from mutual funds                                           $ 65,525     $  6,101     $    359    $  29,293
Variable account expenses                                                     14,363        2,526        2,206       26,182
                                                                              ------        -----        -----       ------
Investment income (loss) -- net                                               51,162        3,575       (1,847)       3,111
                                                                              ======        =====       ======        =====
Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments in mutual funds:
    Proceeds from sales                                                      247,441      506,309       22,554      156,987
    Cost of investments sold                                                 258,708      506,313       26,846      166,731
                                                                             -------      -------       ------      -------
Net realized gain (loss) on sales of investments                             (11,267)          (4)      (4,292)      (9,744)
Distributions from capital gains                                                  --           --           --       21,596
Net change in unrealized appreciation or depreciation of investments          21,258           (2)     (25,200)    (163,625)
                                                                              ------           --      -------     --------
Net gain (loss) on investments                                                 9,991           (6)     (29,492)    (151,773)
                                                                               -----           --      -------     --------
Net increase (decrease) in net assets resulting from operations             $ 61,153     $  3,569     $(31,339)   $(148,662)
                                                                            ========     ========     ========    =========

See accompanying notes to financial statements.



--------------------------------------------------------------------------------
11 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
      VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

Statements of Changes in Net Assets
                                                                                         Segregated Asset Subaccounts
Year ended December 31, 2001                                                     ISI          IMS          IGD          IPG
Operations
Investment income (loss) -- net                                           $   51,162     $  3,575     $ (1,847)  $    3,111
Net realized gain (loss) on sales of investments                             (11,267)          (4)      (4,292)      (9,744)
Distributions from capital gains                                                  --           --           --       21,596
Net change in unrealized appreciation or depreciation of investments          21,258           (2)     (25,200)    (163,625)
                                                                              ------           --      -------     --------
Net increase (decrease) in net assets resulting from operations               61,153        3,569      (31,339)    (148,662)
                                                                              ======        =====      =======     ========
Contract transactions
Contract purchase payments                                                    76,550          431       19,455       61,905
Net transfers(1)                                                             (71,113)      75,479       24,816       49,867
Contract terminations:
    Surrender benefits and contract charges                                  (81,559)     (87,714)      (5,380)     (61,106)
                                                                             -------      -------       ------      -------
Increase (decrease) from contract transactions                               (76,122)     (11,804)      38,891       50,666
                                                                             -------      -------       ------       ------
Net assets at beginning of year                                            1,029,466       61,936      159,288    1,941,740
                                                                           ---------       ------      -------    ---------
Net assets at end of year                                                 $1,014,497     $ 53,701     $166,840   $1,843,744
                                                                          ==========     ========     ========   ==========
Accumulation unit activity
Units outstanding at beginning of year                                     1,016,102       58,812      118,596    1,719,861
Contract purchase payments                                                    72,584          401       16,448       57,674
Net transfers(1)                                                             (67,995)      72,931       20,980       48,163
Contract terminations:
    Surrender benefits and contract charges                                  (77,502)     (82,291)      (4,773)     (56,234)
                                                                             -------      -------       ------      -------
Units outstanding at end of year                                             943,189       49,853      151,251    1,769,464
                                                                             =======       ======      =======    =========

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) American Centurion Life's fixed account.

Statements of Changes in Net Assets
                                                                                         Segregated Asset Subaccounts
Year ended December 31, 2000                                                   ISI          IMS          IGD          IPG
Operations
Investment income (loss) -- net                                           $   52,418      $ 1,176     $  9,625   $  105,823
Net realized gain (loss) on investments                                       (7,197)           1        2,667       (2,561)
Net change in unrealized appreciation or depreciation of investments          (6,219)           1      (31,708)      29,372
                                                                              ------            -      -------       ------
Net increase (decrease) in net assets resulting from operations               39,002        1,178      (19,416)     132,634
                                                                              ======        =====      =======      =======

Contract transactions
Contract purchase payments                                                   111,809       25,034       57,589      742,407
Net transfers(1)                                                              32,012       36,024       (6,870)     181,063
Contract terminations:
    Surrender benefits and contract charges                                  (28,769)        (300)      (3,547)     (32,669)
                                                                             -------         ----       ------      -------
Increase (decrease) from contract transactions                               115,052       60,758       47,172      890,801
                                                                             -------       ------       ------      -------
Net assets at beginning of year                                              875,412           --      131,532      918,305
                                                                             -------       ------       ------      -------
Net assets at end of year                                                 $1,029,466      $61,936     $159,288   $1,941,740
                                                                          ==========      =======     ========   ==========
Accumulation unit activity
Units outstanding at beginning of year                                       898,191           --       87,802      865,696
Contract purchase payments                                                   114,561       24,361       37,620      727,073
Net transfers(1)                                                              32,771       34,738       (4,420)     172,949
Contract terminations:
    Surrender benefits and contract charges                                  (29,421)        (287)      (2,406)     (45,857)
                                                                             -------         ----       ------      -------
Units outstanding at end of year                                           1,016,102       58,812      118,596    1,719,861
                                                                           =========       ======      =======    =========

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) American Centurion Life's fixed account.

See accompanying notes to financial statements.



--------------------------------------------------------------------------------
12 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
      VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

Notes to Financial Statements

1. ORGANIZATION

ACL Variable Annuity Account 2 (the Account) was established under New York law and the subaccounts are registered together as a single unit investment trust of American Centurion Life Assurance Company (American Centurion Life) under the Investment Company Act of 1940, as amended (the 1940 Act).

The Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following mutual funds (collectively, the Funds), which are registered under the 1940 Act as open-end management investment companies. The subaccounts' investments in shares of the Funds as of Dec. 31, 2001 were as follows:

Subaccount     Investment                                                 Shares
ISI            AXP(R) Variable Portfolio - Bond Fund                      96,627
IMS            AXP(R) Variable Portfolio - Cash Management Fund           53,670
IGD            AXP(R) Variable Portfolio - New Dimensions Fund(R)         10,455
IPG            Putnam VT Growth and Income Fund - Class IB Shares         78,658

The assets of each subaccount of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by American Centurion Life.

American Centurion Life issues the contracts that are distributed by banks and financial institutions either directly or through a network of third-party marketers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments in the Funds

Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective Funds. Investment transactions are accounted for on the date the shares are purchased and sold. Realized gains and losses on the sales of investments are computed using the average cost method. Income from dividends and gains from realized capital gain distributions are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the subaccounts' share of the Funds' undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

Variable Payout

Net assets allocated to contracts in the payout period are periodically compared to a computation which uses the Annuity 2000 Basic Mortality Table and which assumes future mortality improvement. The assumed investment return is 5% unless the annuitant elects otherwise, in which case the rate would be 3.5%, as regulated by the laws of the respective states. The mortality risk is fully borne by American Centurion Life and may result in additional amounts being transferred into the variable annuity account by American Centurion Life to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

Federal Income Taxes

American Centurion Life is taxed as a life insurance company. The Account is treated as part of American Centurion Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Account.

3. VARIABLE ACCOUNT EXPENSES

American Centurion Life makes contractual assurances to the Account that possible future adverse changes in administrative expenses and mortality experience of the contract owners and annuitants will not affect the Account. American Centurion Life deducts a daily mortality and expense risk fee equal, on an annual basis, to 1.25% of the average daily net assets of each subaccount.

American Centurion Life also deducts a daily charge equal, on an annual basis, to 0.15% of the average daily net assets of each subaccount as an administrative charge. This charge covers certain administrative and operating expenses of the subaccounts incurred by American Centurion Life such as accounting, legal and data processing fees, and expenses involved in the preparation and distribution of reports and prospectuses.


--------------------------------------------------------------------------------
13 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
      VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

4. CONTRACT CHARGES

American Centurion Life deducts a contract administrative charge of $30 to $40 per year depending upon the product selected. This charge reimburses American Centurion Life for expenses incurred in establishing and maintaining the annuity records. Certain products may waive this charge based upon the underlying contract value.

5. WITHDRAWAL CHARGES

American Centurion Life will use a withdrawal charge to help it recover certain expenses related to the sale of the annuity. A withdrawal charge of up to 8% may be deducted for withdrawals up to the first seven payment years following a purchase payment, as depicted in the withdrawal charge schedule included in the product's prospectus. Charges by American Centurion Life for withdrawals are not identified on an individual segregated asset account basis. Charges for all segregated asset accounts amounted to $51,756 in 2001 and $19,059 in 2000. Such charges are not treated as a separate expense of the subaccounts. They are ultimately deducted from contract withdrawal benefits paid by American Centurion Life.

6. RELATED PARTY TRANSACTIONS

Management fees were paid indirectly to IDS Life Insurance Company (IDS Life) in its capacity as investment manager for the AXP(R) Variable Portfolio Funds. The Fund's Investment Management Agreement provides for a fee at a percentage of each Fund's average daily net assets in reducing percentages annually as follows:

Fund                                                            Percentage range
AXP(R) Variable Portfolio - Bond Fund                           0.610% to 0.535%
AXP(R) Variable Portfolio - Cash Management Fund                0.510% to 0.440%
AXP(R) Variable Portfolio - New Dimensions Fund(R)              0.630% to 0.570%

IDS Life, in turn, pays to AEFC, an affiliate of IDS Life, a fee based on a percentage of each Fund's average daily net assets for the year. This fee is equal to 0.25% for each Fund.

The AXP(R) Variable Portfolio Funds also have an agreement with IDS Life for distribution services. Under a Plan and Agreement of Distribution, each Fund pays a distribution fee at an annual rate up to 0.125% of each Fund's average daily net assets.

The AXP(R) Variable Portfolio Funds have an Administrative Services Agreement with AEFC. Under this agreement, each Fund pays AEFC a fee for administration and accounting services at a percentage of each Fund's average daily net assets in reducing percentages annually as follows:

Fund                                                            Percentage range
AXP(R) Variable Portfolio - Bond Fund                           0.050% to 0.025%
AXP(R) Variable Portfolio - Cash Management Fund                0.030% to 0.020%
AXP(R) Variable Portfolio - New Dimensions Fund(R)              0.050% to 0.030%

The AXP(R) Variable Portfolio Funds pay custodian fees to American Express Trust Company, an affiliate of IDS Life.

7. INVESTMENT TRANSACTIONS

The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, for the year ended Dec. 31, 2001 were as follows:

Subaccount     Investment                                              Purchases
ISI            AXP(R) Variable Portfolio - Bond Fund                    $224,176
IMS            AXP(R) Variable Portfolio - Cash Management Fund          498,242
IGD            AXP(R) Variable Portfolio - New Dimensions Fund(R)         59,657
IPG            Putnam VT Growth and Income Fund - Class IB Shares        232,423



--------------------------------------------------------------------------------
14 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
      VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

8. FINANCIAL HIGHLIGHTS

The table below shows certain financial information regarding the subaccounts.

                                          ISI        IMS        IGD        IPG
At Dec. 31, 2000
Accumulation unit value                 $1.01      $1.05      $1.34      $1.13
                                        -----      -----      -----      -----
At Dec. 31, 2001
Accumulation unit value                 $1.08      $1.08      $1.10      $1.04
Units (000s)                              943         50        151      1,769
Net assets (000s)                      $1,014        $54       $167     $1,844
                                       ------        ---       ----     ------
For the year ended Dec. 31, 2001
Investment income ratio(1)              6.45%      3.41%      0.23%      1.58%
Expense ratio(2)                        1.40%      1.40%      1.40%      1.40%
Total return(3)                         6.93%      2.86%    (17.91%)    (7.96%)
                                        ----       ----     ------      -----

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude variable account expenses that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(2) These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated.



--------------------------------------------------------------------------------
15 -- ACL VARIABLE ANNUITY ACCOUNT 2 -- AMERICAN EXPRESS INNOVATIONS(SM)
      VARIABLE ANNUITY -- ISSUED BY AMERICAN CENTURION LIFE ASSURANCE COMPANY

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS
AMERICAN CENTURION LIFE ASSURANCE COMPANY

We have audited the accompanying balance sheets of American Centurion Life Assurance Company (a wholly-owned subsidiary of IDS Life Insurance Company) as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Centurion Life Assurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP


Minneapolis, Minnesota
January 28, 2002

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

Balance Sheets

December 31, (In thousands, except share amounts)                                                2001            2000
Assets
Investments:
   Fixed maturities:
      Held-to-maturity, at amortized cost (fair value: 2000, $5,276)                         $     --         $  5,288
      Available-for-sale, at fair value (amortized cost: 2001, $379,679; 2000, $338,663)      382,323          325,757
   Common stocks                                                                                   34               --
   Mortgage loans on real estate                                                               39,434           25,425
                                                                                               ------           ------
      Total investments                                                                       421,791          356,470
Cash and cash equivalents                                                                       7,751            8,119
Amounts recoverable from reinsurers                                                             2,268            2,312
Amounts due from brokers                                                                           --              219
Accrued investment income                                                                       4,830            5,482
Deferred policy acquisition costs                                                              16,878           17,316
Deferred income taxes, net                                                                      3,091            4,431
Other assets                                                                                       84               81
Separate account assets                                                                        27,750           29,718
                                                                                               ------           ------
Total assets                                                                                 $484,443         $424,148
                                                                                             ========         ========

Liabilities and Stockholder's Equity
Liabilities:
   Future policy benefits:
      Fixed annuities                                                                        $383,265         $347,509
      Traditional life insurance                                                                1,615            1,616
      Disability income insurance                                                                  85               85
   Amounts due to brokers                                                                       9,952               --
   Other liabilities                                                                            4,104            2,281
   Separate account liabilities                                                                27,750           29,718
                                                                                               ------           ------
      Total liabilities                                                                       426,771          381,209
                                                                                              -------          -------
Commitments and contingencies
Stockholder's equity:
   Capital stock, $10 par value per share; 100,000 shares authorized, issued and outstanding    1,000            1,000
   Additional paid-in capital                                                                  36,600           26,600
   Accumulated other comprehensive income (loss):
      Net unrealized securities gains (losses)                                                  1,271           (7,104)
   Retained earnings                                                                           18,801           22,443
                                                                                               ------           ------
      Total stockholder's equity                                                               57,672           42,939
                                                                                               ------           ------
Total liabilities and stockholder's equity                                                   $484,443         $424,148
                                                                                             ========         ========

See accompanying notes to financial statements.

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

Statements of Income

Years ended December 31, (In thousands)                             2001         2000          1999
Revenues
Net investment income                                            $25,877      $25,851       $23,693
Contractholder charges                                               721          836           760
Mortality and expense risk fees                                      414          404           242
Credit life insurance premiums                                         1           50            --
Net realized (loss) gain on investments                           (8,722)      (1,835)          153
                                                                  ------       ------           ---
   Total revenues                                                 18,291       25,306        24,848
                                                                  ------       ------        ------
Benefits and Expenses
Interest credited on investment contracts                         19,161       17,165        15,290
Amortization of deferred policy acquisition costs                  2,009        1,691         1,413
Death and other benefits on investment contracts                     (32)         139          (117)
Credit life insurance benefits                                        --           13            --
Other operating expenses                                           1,999        2,062         2,511
                                                                   -----        -----         -----
   Total benefits and expenses                                    23,137       21,070        19,097
                                                                  ------       ------        ------
(Loss) income before income taxes                                 (4,846)       4,236         5,751
Income tax (benefit) expense                                      (1,204)       2,011         2,426
                                                                  ------        -----         -----
Net (loss) income                                                $(3,642)     $ 2,225       $ 3,325
                                                                 =======      =======       =======

See accompanying notes to financial statements.

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

Statements of Stockholder's Equity

                                                                                              Accumulated
                                                                                                 other
                                                                               Additional    comprehensive                 Total
                                                                     Capital     paid-in    income (loss),  Retained   stockholder's
For the three years ended December 31, 2001 (In thousands)            stock      capital      net of tax    earnings      equity
Balance, January 1, 1999                                             $1,000      $26,600       $  2,512      $16,893     $ 47,005
Comprehensive loss:
   Net income                                                            --           --             --        3,325        3,325
   Unrealized holding losses arising during the year, net of
      deferred policy acquisition costs of $1,680, and
      income taxes of $7,216                                             --           --        (13,401)          --      (13,401)
   Reclassification adjustment for gains included in net income,
      net of income tax of $114                                          --           --           (213)          --         (213)
                                                                      -----       ------        -------       ------       ------
   Other comprehensive loss                                              --           --        (13,614)          --      (13,614)
                                                                      -----       ------        -------       ------       ------
   Comprehensive loss                                                                                                     (10,289)
                                                                                                                           ------

Balance, December 31, 1999                                            1,000       26,600        (11,102)      20,218       36,716
Comprehensive income:
   Net income                                                            --           --             --        2,225        2,225
   Unrealized holding gains arising during the year, net of
      deferred policy acquisition costs of ($991), and
      income taxes of ($2,085)                                           --           --          3,873           --        3,873
   Reclassification adjustment for gains included in net income,
      net of income tax of ($67)                                         --           --            125           --          125
                                                                      -----       ------        -------       ------       ------
   Other comprehensive income                                            --           --          3,998           --        3,998
                                                                      -----       ------        -------       ------       ------
   Comprehensive income                                                                                                     6,223
                                                                                                                           ------

Balance, December 31, 2000                                            1,000       26,600         (7,104)      22,443       42,939
Comprehensive income:
   Net loss                                                              --           --             --       (3,642)      (3,642)
   Cumulative effect of adopting SFAS No.133, net of tax benefit of $12  --           --            (24)          --          (24)
   Unrealized holding gains arising during the year, net of
      deferred policy acquisition costs of ($870), and
      income taxes of ($8,134)                                           --           --         15,106           --       15,106
   Reclassification adjustment for losses included in net income,
      net of income tax benefit of $3,611                                --           --         (6,707)          --       (6,707)
                                                                      -----       ------        -------       ------       ------
   Other comprehensive income                                            --           --          8,375                     8,375
                                                                      -----       ------        -------       ------       ------
   Comprehensive income                                                                                                     4,733
Capital contribution                                                     --       10,000             --           --       10,000
                                                                      -----       ------        -------       ------       ------
Balance, December 31, 2001                                           $1,000      $36,600       $  1,271      $18,801     $ 57,672
                                                                     ======      =======       ========      =======     ========

See accompanying notes to financial statements.

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

Statements of Cash Flows

Years ended December 31, (In thousands)                             2001         2000          1999
Cash flows from operating activities
Net (loss) income                                              $  (3,642)    $  2,225      $  3,325
Adjustments to reconcile net (loss) income to net
cash provided by (used in) operating activities:
   Change in amounts recoverable from reinsurers                      44           77           126
   Change in accrued investment income                               652         (508)         (610)
   Change in deferred policy acquisition costs, net                 (432)      (1,484)       (2,279)
   Change in other assets                                              3           (4)           (8)
   Change in liabilities for future policy benefits for
      traditional life and disability income insurance                (1)         (37)         (211)
   Change in policy claims and other policyholder's funds         (2,040)         929        (1,376)
   Deferred income taxes                                          (3,169)        (383)         (629)
   Change in other liabilities                                     3,863          (21)          238
   (Accretion of discount) amortization of premium, net               63         (156)         (408)
   Net realized loss (gain) on investments                         8,722        1,835          (153)
   Other, net                                                        (57)         (36)         (125)
                                                                   -----        -----        ------
      Net cash provided by (used in) operating activities          4,006        2,437        (2,110)
                                                                   -----        -----        ------
Cash flows from investing activities
Held-to-maturity securities -- maturities                             --        5,643         2,884
Available-for-sale securities:
   Purchases                                                    (145,713)     (51,739)      (83,722)
   Maturities                                                     44,923       24,242        24,965
   Sales                                                          54,619        4,558        13,480
Mortgage loans on real estate:
   Purchases                                                     (14,819)     (14,075)      (11,744)
   Sales                                                             689          313            53
Change in amounts due to or from brokers                          10,171         (219)           --
                                                                  ------      -------        ------
      Net cash used in investing activities                      (50,130)     (31,277)      (54,084)
                                                                  ------      -------        ------
Cash flows from financing activities
Activity related to investment contracts:
   Considerations received                                        51,562       51,970        69,806
   Surrenders and other benefits                                 (34,967)     (39,335)      (35,735)
   Interest credited to account balances                          19,161       17,165        15,290
Capital contribution                                              10,000           --            --
                                                                  ------      -------        ------
      Net cash provided by financing activities                   45,756       29,800        49,361
                                                                  ------       ------        ------
Net (decrease) increase in cash and cash equivalents                (368)         960        (6,833)
Cash and cash equivalents at beginning of year                     8,119        7,159        13,992
                                                                  ------      -------        ------
Cash and cash equivalents at end of year                       $   7,751     $  8,119      $  7,159
                                                               =========     ========      ========
Supplemental disclosures:
   Income taxes paid                                           $      --     $  2,677      $  2,700
   Interest on borrowings                                              2           96            11

See accompanying notes to financial statements.

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

Notes to Financial Statements

(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of business
American Centurion Life Assurance Company (the Company) is a stock life insurance company that is domiciled in New York and licensed to transact insurance business in New York, Alabama and Delaware. The Company is a wholly-owned subsidiary of IDS Life Insurance Company (IDS Life), which is a wholly-owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly-owned subsidiary of American Express Company.

The Company's principal product is deferred annuities, which are issued primarily to individuals who are New York residents. It offers single premium and installment premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company distributes its products on a direct response basis, primarily to American Express cardmembers, and through financial institutions.

Revenue recognition
Profits on fixed deferred annuities are the excess of contractholder charges and investment income earned from investment of contract considerations over interest credited to contract values, amortization of deferred acquisition costs, and other expenses. Profits on variable deferred annuities also include the excess of mortality and expense risk and other fees over the costs of guaranteed benefits provided. Contractholder charges include policy fees and surrender charges.

Basis of presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States which vary in certain respects from reporting practices prescribed or permitted by the New York Department of Insurance (see Note 4). Certain prior year amounts have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments -- securities
Debt securities that the Company has both the positive intent and the ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. All other debt securities and marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of accumulated other comprehensive income (loss), net of the related deferred policy acquisition costs and income taxes. When evidence indicates there is a decline in a security's value, which is other than temporary, the security is written down to fair value through a charge to current year's earnings.

The Company's investment portfolio contains structured investments, including Collateralized Debt Obligations (CDOs) (obligations that are primarily backed by high-yield bonds), which are not readily marketable. The carrying values of these investments are based on cash flow projections and, as such, these values are subject to change. If actual future cash flows are less than projected, losses would be recognized; increases in cash flows would be recognized over future periods.

Realized investment gains or losses are determined on an identified cost basis.

Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

Investments -- mortgage loans on real estate
Mortgage loans on real estate are carried at amortized cost less reserves for losses. The estimated fair value of the mortgage loans is determined by discounted cash flow analyses using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for losses. The reserve for losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectability of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Cash and cash equivalents
The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost, which approximates fair value.

Deferred policy acquisition costs
The costs of acquiring new business, principally sales compensation, policy issue costs and certain sales expenses, have been deferred on annuity contracts. The deferred acquisition costs for most deferred annuities are amortized using the interest method. The costs for certain installment annuities are amortized as a constant percentage of the estimated gross profits expected to be realized on the policies.

Amortization of deferred policy acquisition costs requires the use of assumptions including interest margins, persistency rates, maintenance expense levels and, for variable products, separate account performance. Actual experience is reflected in the Company's amortization models monthly. As actual experience differs from the current assumptions, management considers the need to change key prospective assumptions underlying the amortization models. The impact of changing prospective assumptions is reflected in the period that such changes are made and is generally referred to as an unlocking adjustment. During 2001, 2000, and 1999, unlocking adjustments were not significant.

In amortizing deferred policy acquisition costs associated with variable annuities, the Company assumes contract values will appreciate at a specified long-term annual rate. The Company may project near-term appreciation at a different rate in order to maintain the long-term rate assumption.

Reinsurance
Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for original policies issued and with the terms of the reinsurance contracts.

Liabilities for future policy benefits
Liabilities for fixed and variable deferred annuities are accumulation values.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

Federal income taxes
The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

Separate account business
The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity contract owners. The Company receives mortality and expense risk fees from the variable annuity separate accounts.

The Company provides contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and the beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate accounts for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.

Accounting developments
In July 2000, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The Company adopted the consensus as of January 1, 2001. Issue 99-20 prescribes new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. The consensus primarily affects certain structured securities. Although there was no significant impact resulting from the adoption of Issue 99-20, the Company holds structured securities that are accounted for under Issue 99-20.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133), which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to equity, depending on the instrument's designated use. The Company held no derivative positions during 2001 or 2000.

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

SFAS No. 133 also provided a one-time opportunity to reclassify held-to-maturity security investments to available-for-sale without tainting the remaining securities in the held-to-maturity portfolio. The Company elected to take the opportunity to reclass all its held-to-maturity investments to available-for-sale.

The adoption of SFAS No. 133 did not have a significant impact on the Company's financial position or results of operations.

The Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which superseded SFAS No.
125. The Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The impact on the Company's financial position or results of operations of adopting the Statement was not significant.

2. INVESTMENTS
Securities
Pursuant to the adoption of SFAS No. 133 the Company reclassified all held-to-maturity securities with a carrying value of $5,288 and net unrealized losses of $12 to available-for-sale as of January 1, 2001.

The following is a summary of securities available-for-sale at December 31, 2001:

                                                                  Gross              Gross
                                                Amortized       unrealized         unrealized              Fair
                                                  cost             gains             losses                value
Fixed maturities:
   U.S. Government agency obligations           $  1,042          $   64             $   --             $  1,106
   Corporate bonds and obligations               219,482           4,483              4,220              219,745
   Mortgage-backed securities                    159,155           2,927                610              161,472
                                                 -------           -----                ---              -------
Total fixed maturity securities                 $379,679          $7,474             $4,830             $382,323
                                                ========          ======             ======             ========
Common stocks                                   $     17          $   17             $   --             $     34
                                                ========          ======             ======             ========

The amortized cost and fair value of fixed maturity securities at December 31, 2001 by contractual maturity are as follows:

                                                                                    Amortized              Fair
                                                                                      cost                 value
Due within one year                                                                $  6,360             $  6,467
Due from one to five years                                                           38,628               39,957
Due from five to ten years                                                          126,656              126,750
Due in more than ten years                                                           48,880               47,677
Mortgage-backed securities                                                          159,155              161,472
                                                                                    -------              -------
Total                                                                              $379,679             $382,323
                                                                                   ========             ========

The timing of actual receipts may differ from contractual maturities because issuers may call or prepay obligations.

The following is a summary of held-to-maturity and available-for-sale securities at December 31, 2000:

                                                                   Gross              Gross
                                                Amortized       unrealized         unrealized              Fair
Held-to-maturity                                  cost             gains             losses                value
Corporate bonds and obligations                   $4,624             $43                $73               $4,594
Mortgage-backed securities                           664              18                 --                  682
                                                     ---              --                ---                  ---
Total fixed maturity securities                   $5,288             $61                $73               $5,276
                                                  ======             ===                ===               ======
Available-for-sale
U.S. Government agency obligations              $  1,054          $   34            $    --             $  1,088
State and municipal obligations                      505               7                 --                  512
Corporate bonds and obligations                  205,141           1,319             15,812              190,648
Mortgage-backed securities                       131,963           2,208                662              133,509
                                                 -------           -----                ---              -------
Total fixed maturity securities                 $338,663          $3,568            $16,474             $325,757
                                                ========          ======            =======             ========

At December 31, 2001, bonds carried at $1,041 were on deposit with various states as required by law.

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

At December 31, 2001, fixed maturity securities comprised approximately 91 percent of the Company's total investments. These securities are rated by Moody's and Standard & Poor's (S&P), except for approximately $30.3 million of securities which are rated by AEFC's internal analysts using criteria similar to Moody's and S&P. A summary of fixed maturity securities, at amortized cost, by rating on December 31, is as follows:

Rating                         2001         2000
Aaa/AAA                     $191,702     $133,705
Aaa/AA                            --        1,000
Aa/AA                          6,012        3,412
Aa/A                           9,333        5,989
A/A                           29,159       30,611
A/BBB                         15,472        9,844
Baa/BBB                      115,113      112,273
Baa/BB                         3,117        2,995
Below investment grade         9,771       44,122
                               -----       ------
Total                       $379,679     $343,951
                            ========     ========

At December 31, 2001, approximately 83 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than ten percent of stockholder's equity.

Available-for-sale securities were sold during 2001 with proceeds of $54,619 and gross realized gains and losses of $471 and $10,803, respectively. Available-for-sale securities were sold during 2000 with proceeds of $4,558 and gross realized gains and losses of $149 and $342, respectively.
Available-for-sale securities were sold during 1999 with proceeds of $13,480 and gross realized gains and losses of $419 and $92, respectively.

During 2000 and 1999, there were no sales of held-to-maturity securities.

The net unrealized gain (loss) on available-for-sale securities as of December 31, 2001 and 2000, was $2,661 and ($12,906), respectively, with the $15,567 change, net of taxes and deferred policy acquisition costs, reflected as a separate component in accumulated other comprehensive income for the year ended December 31, 2001. For the year ended December 31, 2000 the change in net unrealized loss on available-for-sale securities was a decrease of $5,329. For the year ended December 31, 1999 the change in net unrealized gain on available-for-sale securities was a decrease of $22,625.

During 2001, the Company recorded pretax losses of $10,350 to recognize the impact of higher default rate assumptions on certain structured investments; to write down lower rated securities (most of which were sold during 2001) in connection with the Company's decision to lower its risk profile by reducing the level of its high-yield portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; to write down certain other investments; and, to adopt EITF Issue 99-20, as previously discussed. Within the Statements of Income, approximately $8,310 of these losses are included in Net realized (losses) gains on investments and approximately $2,040 are included in Net investment income.

During 2001, the Company placed a majority of its rated Collateralized Debt Obligation (CDO) (obligations that are backed primarily by high-yield bonds) securities and related accrued interest, (collectively referred to as transferred assets), having an aggregate book value of $14,942, into a securitization trust. In return, the company received $1,981 in cash relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $12,961. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows.

There was no cash flow related to this transaction other than the receipt of the initial $1,981. Cash flows on the assets sold to investors and retained interests are not scheduled to begin until March 31, 2002 in accordance with governing documents.

Fair values of security investments represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates, estimated future cash flows and market data from independent brokers.

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

Mortgages loans on real estate
At December 31, 2001, approximately 9 percent of the Company's invested assets were mortgage loans on real estate. Concentration of credit risk by region of the United States and by type of real estate are as follows:

                                       December 31, 2001              December 31, 2000
                                  On balance        Funding     On balance          Funding
Region                               sheet        commitments      sheet          commitments
Middle Atlantic                   $ 3,390           $--          $ 1,249            $   --
East North Central                  5,510            --            5,632                --
East South Central                  3,060            --            1,641                --
Mountain                            7,862            --            3,464             1,000
South Atlantic                      5,517            --            3,613                --
West North Central                  8,407            --            5,376             1,175
West South Central                  4,143            --            2,757                --
New England                         1,694            --            1,721                --
                                    -----           ---            -----             -----
                                   39,583            --           25,453             2,175
Less reserve for losses               149            --               28                --
                                    -----           ---            -----             -----
Total                             $39,434           $--          $25,425            $2,175
                                  -------           ---          -------            ------

                                       December 31, 2001             December 31, 2000
                                  On balance        Funding     On balance          Funding
Property type                        sheet        commitments      sheet          commitments
Department/retail stores          $16,907           $--          $ 9,177            $1,000
Office buildings                   14,911            --           10,340             1,175
Industrial buildings                4,014            --            2,102                --
Apartments                          2,274            --            2,337                --
Mixed use                           1,477            --            1,497                --
                                    -----           ---            -----             -----
                                   39,583            --           25,453             2,175
Less reserve for losses               149            --               28                --
                                    -----           ---            -----             -----
Total                             $39,434           $--          $25,425            $2,175
                                  -------           ---          -------            ------

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. Commitments to fund mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

At December 31, 2001, 2000 and 1999, the Company's recorded investment in impaired loans was $nil. During 2001, 2000 and 1999, the average recorded investment in impaired loans was $nil.

The following table presents changes in the reserve for mortgage loan losses:

                                                                    2001              2000
Balance, January 1                                                 $  28               $--
Provision for mortgage loan losses                                   121                28
                                                                     ---                --
Balance, December 31                                                $149               $28
                                                                    ====               ===

Sources of investment income
Net investment income for the years ended December 31 is summarized as follows:

                                                                   2001              2000          1999
Interest on fixed maturities                                     $23,875           $24,510       $22,822
Interest on mortgage loans                                         2,599             1,396           281
Interest on cash equivalents                                           2               215           277
Other                                                               (422)              183           585
                                                                    ----               ---           ---
                                                                  26,054            26,304        23,965
Less investment expenses                                             177               453           272
                                                                     ---               ---           ---
Total                                                            $25,877           $25,851       $23,693
                                                                 =======           =======       =======

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

3. INCOME TAXES
The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The income tax (benefit) expense for the years ended December 31 consists of the following:

                                                                   2001              2000          1999
Federal income taxes:
   Current                                                       $ 1,165            $1,562        $2,417
   Deferred                                                       (3,169)             (383)         (629)
                                                                  ------              ----          ----
                                                                  (2,004)            1,179         1,788
State income taxes-current                                           800               832           638
                                                                     ---               ---           ---
Income tax (benefit) expense                                     $(1,204)           $2,011        $2,426
                                                                 =======            ======        ======

Income tax (benefit) expense differs from that computed by using the United States statutory rate of 35%. The principal causes of the difference in each year are shown below:

                                                               2001                  2000                  1999
                                                          Provision  Rate     Provision    Rate     Provision    Rate
Federal income taxes based on the statutory rate          $(1,696)  (35.0%)    $1,483      35.0%     $2,013      35.0%
   State tax, net                                             520    10.7         540      12.8         415       7.2
   Other, net                                                 (28)   (0.5)        (12)     (0.3)         (2)       --
                                                              ---    ----         ---      ----          --       ---
Total income taxes                                        $(1,204)  (24.8%)    $2,011      47.5%     $2,426      42.2%
                                                          =======   =====      ======      ====      ======      ====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows:

                                                            2001         2000
Deferred income tax assets:
   Policy reserves                                         $4,212       $4,511
   Investments                                              3,908        3,686
   Other                                                      109          507
                                                              ---          ---
Total deferred income tax assets                            8,229        8,704
                                                            -----        -----

Deferred income tax liabilities:
   Deferred policy acquisition costs                        4,454        4,273
   Other                                                      684           --
                                                              ---          ---
Total deferred income tax liabilities                       5,138        4,273
                                                            -----        -----
Net deferred income tax assets                             $3,091       $4,431
                                                           ======       ======

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets and, therefore, no such valuation allowance has been established.

4. STOCKHOLDER'S EQUITY
Retained earnings available for distribution as dividends to IDS Life are limited to the Company's surplus as determined in accordance with accounting practices prescribed by the New York Department of Insurance. All dividend distributions must be approved by the New York Department of Insurance. Statutory unassigned surplus (deficit) aggregated $54 and $(857) as of December 31, 2001 and 2000, respectively (see note 9 for a reconciliation of net income and stockholder's equity per the accompanying financial statements to statutory-basis net income and surplus).

The National Association of Insurance Commissioners (NAIC) revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised regulations took effect January 1, 2001. The state of New York adopted the provisions of the revised manual with modification. The revised manual has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The impact of implementing these changes to the Company's statutory-basis capital and surplus as of January 1, 2001 was not significant.

5. RELATED PARTY TRANSACTIONS
The Company participates in the American Express Company Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Employer contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $5, $4 and $4 in 2001, 2000 and 1999, respectively.

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2001, 2000 and 1999 were $24, $23 and $19, respectively.

The Company participates in defined benefit health care plans of AEFC that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of AEFC. Costs of these plans charged to operations in 2001, 2000 and 1999 were $nil.

Charges by IDS Life and AEFC for use of joint facilities, marketing services and other services aggregated $1,998, $2,842 and $2,751 for 2001, 2000 and 1999,
respectively. Certain of these costs are included in deferred policy acquisition costs. Expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Included in other liabilities at December 31, 2001 and 2000 are $2,648 and $155, respectively, payable to IDS Life for federal income taxes.

6. LINES OF CREDIT
The Company has an available line of credit with AEFC of $10,000. The interest rate for the line of credit is established by reference to various indices plus 20 to 45 basis points, depending on the term. There were no borrowings outstanding under this agreement at December 31, 2001 or 2000.

7. COMMITMENTS AND CONTINGENCIES
In January 2000, AEFC reached an agreement in principle to settle three class-action lawsuits related to the sales of insurance and annuity products anticipated to provide for approximately $215 million of benefits. The Company had been named as a co-defendant in one of these lawsuits. In September 2000, both state and federal courts gave preliminary approval to the proposed settlement and AEFC mailed notices to all of the over two million class members. In May 2001, the courts entered orders approving the settlement. The orders became final in August 2001 and in October 2001 the settlement was implemented. The anticipated costs of settlement remain unchanged from prior years. The settlement as approved provides for release by class members of all insurance and annuity market conduct claims dating back to 1985. Some class members opted out of the settlement and therefore did not release their claims against AEFC or the Company. Some of these class members who opted out were represented by counsel and presented separate claims to AEFC or the Company. Most of their claims have been settled.

The Company has an agreement whereby it ceded 100 percent of a block of individual life insurance and individual annuities to an unaffiliated company. At December 31, 2001 and 2000, traditional life insurance in-force aggregated $136,246 and $149,970, respectively, of which $136,011 and $149,735 were reinsured at the respective year-ends. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $1,310, $1,273 and $1,289 for the years ended December 31, 2001, 2000 and 1999. Reinsurance recovered from reinsurers amounted to $336, $(193) and $1,602 for the years ended December 31, 2001, 2000 and 1999. Reinsurance contracts do not relieve the Company from its primary obligations to policyholders.

At December 31, 2001, the Company had no commitments to purchase investments or fund mortgage loans (see Note 2).

American Centurion Life Assurance Company
--------------------------------------------------------------------------------

8. FAIR VALUES OF FINANCIAL INSTRUMENTS
The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations, receivables and all non-financial instruments, such as deferred acquisition costs, are excluded.

                                               December 31, 2001          December 31, 2000
                                              Carrying      Fair         Carrying        Fair
Financial Assets                                value       value          value         value
Fixed maturities:
   Held-to-maturity securities               $     --    $     --        $  5,288     $  5,276
   Available-for-sale securities              382,323     382,323         325,757      325,757
Common stock                                       34          34              --           --
Mortgage loans on real estate                  39,434      41,306          25,425       26,212
Cash and cash equivalents                       7,751       7,751           8,119        8,119
Separate account assets                        27,750      27,750          29,718       29,718
                                               ------      ------          ------       ------

Financial Liabilities
Future policy benefits for fixed annuities   $382,770    $371,017        $347,160     $335,190
Separate account liabilities                   27,750      26,693          29,718       28,135
                                               ------      ------          ------       ------

At December 31, 2001 and 2000, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $495 and $349 respectively. The fair value of these benefits is based on the status of the annuities at December 31, 2001 and 2000. The fair values of deferred annuities and separate account liabilities are estimated as the carrying amount less applicable surrender charges. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 2001 and 2000.

9. STATUTORY INSURANCE ACCOUNTING PRACTICES
Reconciliations of net (loss) income for the years ended December 31 and stockholder's equity at December 31, as shown in the accompanying financial statements, to that determined using statutory accounting practices are as follows:

                                                                                      2001           2000        1999
Net (loss) income, per accompanying financial statements                            $(3,642)       $ 2,225     $ 3,325
Deferred policy acquisition costs                                                      (386)        (1,463)     (2,279)
Adjustments of future policy benefit liabilities                                      3,686         (7,537)      2,793
Deferred federal income tax benefit                                                  (3,169)          (383)       (629)
Interest maintenance reserve gain/loss transfer and amortization                      3,304            147        (230)
Deferred surrender charge                                                              (275)           235         513
Other, net                                                                           (1,474)         1,590         175
                                                                                     ------          -----         ---
Statutory-basis net (loss) income                                                   $(1,956)       $(5,186)    $ 3,668
                                                                                    =======        =======     =======

Stockholder's equity, per accompanying financial statements                        $ 57,672       $ 42,939    $ 36,716
Deferred policy acquisition costs                                                   (16,878)       (17,316)    (16,823)
Adjustments of future policy benefit liabilities                                      6,455          2,768      10,361
Adjustments of reinsurance ceded reserves                                            (2,268)        (2,312)     (2,390)
Deferred federal income taxes                                                        (3,091)        (4,431)     (6,201)
Asset valuation reserve                                                              (3,180)        (4,937)     (4,021)
Net unrealized (gain) loss on investments                                            (2,495)        12,934      18,408
Interest maintenance reserve                                                             --           (311)       (456)
Other, net                                                                            1,439         (2,591)      1,155
                                                                                      -----         ------       -----
Statutory-basis capital and surplus                                                $ 37,654       $ 26,743    $ 36,749
                                                                                   ========       ========    ========

45282-20 A (2/03)

PART C.

Item 24. Financial Statements and Exhibits

(a)  Financial Statements included in Part B of this Registration Statement:

     The audited  financial  statements of ACL Variable Annuity Account 2:

       American Centurion Life Assurance Company

       Report of Independent Auditors dated Jan. 28, 2002
       Consolidated Balance Sheets as of Dec. 31, 2001 and 2000
       Consolidated Statements of Income for the years ended Dec. 31, 2001 and 2000 and 1999
       Consolidated Statements of Stockholder's Equity for the three years ended Dec. 31, 2001
       Consolidated Statements of Cash Flows for the years ended Dec. 31, 2001, 2000 and 1999
       Notes to Consolidated Financial Statements.

       ACL Variable Annuity Account 2 - American Express Innovations(SM) Variable Annuity

       Statements of Assets and Liabilities as of Dec. 31, 2002 (unaudited) Statements of Operations for the year ended Dec. 31, 2002 (unaudited) Statements of Changes in Net Assets for the year ended Dec. 31, 2002 and the period ended Dec. 31, 2001 (unaudited)
       Notes to Financial Statements (unaudited)

       Report of Independent Auditors dated March 22, 2002
       Statements of Assets and Liabilities as of Dec. 31, 2001
       Statements of Operations for the year ended Dec. 31, 2001
       Statements of Changes in Net Assets for the year ended Dec. 31, 2001 and the period ended Dec. 31, 2000
       Notes to Financial Statements

(b)  Exhibits:

1. Certificate establishing the ACL Variable Annuity Account 2 dated December 1, 1995, filed electronically as Exhibit 1 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

1.2 Resolution of the Board of Directors of American Centurion Life Assurance Company establishing 292 subaccounts dated February 5, 2003 filed electronically herewith.

2.   Not applicable.

3.   Form of Variable Annuity  Distribution  Agreement filed  electronically  as
     Exhibit 3 to Pre-Effective Amendment No. 2 to Registration Statement No. 333-00519, filed on or about April 30, 1997, is incorporated herein by reference.

4.1 Form of Flexible Payment Deferred Annuity Contract (form 45054), filed electronically as Exhibit 4.1 to Pre-Effective Amendment No. 2 to Registration Statement No. 333-00519, filed on or about April 30, 1997, is incorporated herein by reference.

4.2 Form of Annuity Endorsement (form 45065) filed on or about June 22, 1998, filed electronically as Exhibit 4.2 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

4.3 Form of Non-qualified Variable Annuity contract (form 272250) filed electronically herewith.

4.4  Form of IRA contract (form 272251) filed electronically herewith.

4.5  Form of SEP-IRA contract (form 272252) filed electronically herewith.

4.6  Form of TSA-401 contract (form 272253) filed electronically herewith.

4.7 Form of Maximum Anniversary Value Death Benefit rider (form 272255) filed electronically herewith.

4.8 Form of Guaranteed Minimum Income Benefit rider-MAV (form 272256) filed electronically herewith.

4.9 Form of Guaranteed Minimum Income Benefit rider-6% Rising Floor (form 272257) filed electronically herewith.

4.10 Form of Performance Credit rider (form 272258) filed electronically herewith.

5.1 Application for American Centurion Life Variable Annuity (form 45055), filed electronically as Exhibit 5.1 to Pre-Effective Amendment No. 2 to Registration Statement No. 333-00519, filed on or about April 30, 1997, is incorporated herein by reference.

5.2 Form of Variable Annuity Application (form 272254) filed electronically herewith.

6.1 Amended and Restated By-Laws of American Centurion Life Assurance Company, filed electronically as Exhibit 6.1 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

6.2 Amended and Restated Articles of Incorporation of American Centurion Life Assurance Company, filed electronically as Exhibit 6.2 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

6.3 Emergency By-Laws of American Centurion Life Assurance Company, filed electronically as Exhibit 6.3 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

6.4 Amended and Restated By-Laws of American Centurion Life Assurance Company is filed electronically as Exhibit 6.4 to the Initial Registration Statement No. 333-101051, filed on or about November 6, 2002, is incorporated herein by reference.

7.   Not applicable.

8.1 Copy of Amendment 1 to Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and American Centurion Life Assurance Company, dated October 14, 1998, filed electronically as Exhibit 8.1 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement among Putnam Variable Trust, Putnam Mutual Funds Corp. and American Centurion Life Assurance Company, dated April 30, 1997, filed electronically as Exhibit 8.1 to Pre-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

8.1 (a) Copy of Amendment No. 2 dated February 27, 2002 to Participation Agreement by and among Putnam Variable Insurance Trust, Putnam Retail Management, L.P. and American Centurion Life Assurance Company dated April 30, 1997 filed electronically as Exhibit 8.1(a) to Post-Effective Amendment No. 7 to Registration Statement No. 333-00519, is incorporated by reference.

8.2 Copy of Amendment No. 1 to Participation Agreement by and among OCC Accumulation Trust, American Centurion Life Assurance Company and OCC Distributors, dated October 14, 1998, filed electronically as Exhibit
          8.2 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement by and among OCC Accumulation Trust and American Centurion Life Assurance Company and OCC Distributors, dated September 17, 1997, filed electronically as
          Exhibit 8.2 to Pre-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

8.3 Form of Extension of Participation Agreement Termination date among American Centurion Life Assurance Company, G.T. Global Variable Investment Trust, G.T. Global Variable Investment Series and G.T. Global Inc., dated October 20, 1998, and Copy of Notice of Termination of Participation Agreement among American Centurion Life Assurance Company, G.T. Global Variable Investment Trust, G.T. Global Variable Investment Series and G.T. Global, Inc., dated August 25, 1998, filed electronically as Exhibit 8.3 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement among American Centurion Life Assurance Company and GT Global Variable Investment Trust and GT Global Variable Investment Series and GT Global, Inc., dated May 30, 1997, filed electronically as Exhibit 8.3 to Pre-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

8.4 Copy of Amendment No. 1 to Fund Participation Agreement, by and among American Centurion Life Assurance Company, American Century Investment Management, Inc. and American Century Variable Portfolios Inc., dated August 21, 1998, filed electronically as Exhibit 8.4 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement by and among American Centurion Life Assurance Company, TCI Portfolios, Inc. and Investors Research Corporation, dated July 31, 1996, filed electronically as Exhibit 8.2 to Post-Effective Amendment No. 2 to Registration Statement No. 333-00041, is incorporated herein by reference.

8.5 Copy of Amendment to Participation Agreement dated October 23, 1996 between Janus Aspen Series and American Centurion Life Assurance Company, amendment dated October 8, 1997, filed electronically as
          Exhibit 8.5 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference. Copy of Participation Agreement between Janus Aspen Series and American Centurion Life Assurance Company, dated October 23, 1997, filed electronically as Exhibit 8.3 to Post-Effective Amendment No. 2 to Registration Statement No. 333-00041, is incorporated herein by reference.

8.5 (a) Copy of Amendment dated July 27, 2001 to Participation Agreement by and among Janus Aspen Series and American Centurion Life Assurance Company dated October 23, 1996 filed electronically as Exhibit 8.5 (a) to Post-Effective Amendment No. 7 to Registration Statement No. 333-00519, is incorporated by reference.

8.6 Copy of Participation Agreement among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American Centurion Life Assurance Company and American Express Financial Advisors Inc., dated October 30, 1997, filed electronically as Exhibit 8.6 to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

8.7 Copy of Participation Agreement among Oppenhiemer Variable Account Funds, Oppenheimer Funds, Inc., and American Centurion Life Assurance Company, dated September 4, 1998, filed electronically to Post-Effective Amendment No. 3 to Registration Statement No. 333-00519, filed on or about November 4, 1998 is incorporated herein by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered is filed electronically herewith.

10. Consent of Independent Auditors for American Express Innovations(SM) Variable Annuity, filed electronically herewith.

11.       None.

12.       Not applicable.

13. Copy of schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21, filed electronically as Exhibit 13 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-00519, filed on or about February 5, 1997, is incorporated herein by reference.

14        Not applicable.

15.1 Power of Attorney to sign Amendments to this Registration Statement, dated April 25, 2001, filed electronically as Exhibit 14 to Post-Effective Amendment No. 6 to Registration Statement No. 333-00519 on April 27, 2001, is incorporated by reference.

15.2 Power of Attorney to sign Amendments to this Registration Statement, dated November 5, 2002, filed electronically as Exhibit 15.2 to Initial Registration Statement No. 333-101051, filed on or about November 6, 2002, is incorporated by reference.


Item 25. Directors and Officers of the Depositor (American Centurion Life Assurance Company)

Name                            Principal Business Address*             Positions and Offices with Depositor
------------------------------- --------------------------------------- ------------------------------------------

Gumer C. Alvero                                                         Director, Vice President - Annuities


Timothy V. Bechtold                                                     Director, President and Chief Executive
                                                                        Officer

Maureen A. Buckley              20 Madison Ave. Extension               Director, Vice President, Chief
                                P.O. Box 5555                           Operating Officer, Consumer Affairs
                                Albany, NY  12205-0555                  Officer and Claims Officer

Rodney P. Burwell               Xerxes Corporation                      Director
                                7901 Xerxes Ave. So.
                                Suite 201
                                Bloomington, MN 55431-1253

Robert R. Grew                  Carter, Ledyard & Milburn               Director
                                2 Wall Street
                                New York, NY  10005-2072

Lorraine R. Hart                                                        Vice President-Investments


Carol A. Holton                                                         Director


Jean B. Keffeler                3424 Zenith Ave. So.                    Director
                                Minneapolis, MN  55416

Stephen M. Lobo                                                         Vice President and Treasurer


Eric L. Marhoun                                                         Director, General Counsel and Secretary


Thomas R. McBurney              4900 IDS Center                         Director
                                80 South Eighth Street
                                Minneapolis, MN  55402

Mary Ellyn Minenko                                                      Counsel and Assistant Secretary


Thomas V. Nicolosi              American Express                        Director
                                Financial Advisors Inc.
                                Suite 220
                                500 Mamaroneck Avenue
                                Harrison, NY  10528

Stephen P. Norman               90 Hudson Street                        Director
                                Jersey City, NJ  07032

Teresa J. Rasmussen                                                     Counsel and Assistant Secretary


Richard M. Starr                40 Wall Street                          Director
                                New York, NY  10005

Philip C. Wentzel                                                       Vice President and Controller


Michael R. Woodward             32 Ellicot St.                          Director
                                Suite 100
                                Batavia, NY  14020

* Unless otherwise noted, the principal business address is 70100 AXP Financial Center, Minneapolis, MN 55474.

Item 26.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)


The following list includes the names of major subsidiaries of American Express.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

I. Travel Related Services
     American Express Travel Related Services Company, Inc.                             New York

II. International Banking Services

     American Express Bank Ltd.                                                         Connecticut

III. Companies engaged in Financial Services

     Advisory Capital Income, LLC                                                       Minnesota
     Advisory Capital Partners LLC                                                      Minnesota
     Advisory Capital Strategies Group Inc.                                             Minnesota
     Advisory Select LLC                                                                Delaware
     American Centurion Life Assurance Company                                          New York
     American Enterprise Investment Services Inc.                                       Minnesota
     American Enterprise Life Insurance Company                                         Indiana
     American Enterprise REO 1, LLC                                                     Minnesota
     American Express Asset Management Group Inc.                                       Minnesota
     American Express Asset Management International Inc.                               Minnesota
     American Express Asset Management International (Japan) Ltd.                       Japan
     American Express Asset Management Ltd.                                             England
     American Express Certificate Company                                               Delaware
     American Express Client Service Corporation                                        Minnesota
     American Express Corporation                                                       Delaware
     American Express Company                                                           New York
     American Express Financial Advisors Inc.                                           Delaware
     American Express Financial Advisors Japan Inc.                                     Delaware
     American Express Financial Corporation                                             Delaware
     American Express Insurance Agency of Alabama Inc.                                  Alabama
     American Express Insurance Agency of Arizona Inc.                                  Arizona
     American Express Insurance Agency of Idaho Inc.                                    Idaho
     American Express Insurance Agency of Maryland Inc.                                 Maryland
     American Express Insurance Agency of Massachusetts Inc.                            Massachusetts
     American Express Insurance Agency of Nevada Inc.                                   Nevada
     American Express Insurance Agency of New Mexico Inc.                               New Mexico
     American Express Insurance Agency of Oklahoma Inc.                                 Oklahoma
     American Express Insurance Agency of Texas Inc.                                    Texas
     American Express Insurance Agency of Wyoming Inc.                                  Wyoming
     American Express Personal Trust Services, FSB                                      Federal
     American Express Property Casualty Insurance Agency of Kentucky Inc.               Kentucky
     American Express Property Casualty Insurance Agency of Maryland Inc.               Maryland
     American Express Property Casualty Insurance Agency of Mississippi Inc.            Mississippi
     American Express Property Casualty Insurance Agency of Pennsylvania Inc.           Pennsylvania
     American Express Property Casualty Insurance Agency of Wisconsin Inc.              Wisconsin
     American Express Service Corporation                                               Delaware
     American Express Travel Related Services, Inc.                                     New York
     American Express Trust Company                                                     Minnesota
     American Partners Life Insurance Company                                           Arizona
     AMEX Assurance Company                                                             Illinois
     IDS Cable Corporation                                                              Minnesota
     IDS Cable II Corporation                                                           Minnesota
     IDS Capital Holdings Inc.                                                          Minnesota
     IDS Futures Brokerage Group                                                        Minnesota
     IDS Futures Corporation                                                            Minnesota
     IDS Insurance Agency of Utah Inc.                                                  Utah
     IDS Life Insurance Company                                                         Minnesota
     IDS Life Insurance Company of New York                                             New York
     IDS Management Corporation                                                         Minnesota
     IDS Partnership Services Corporation                                               Minnesota
     IDS Property Casualty Insurance Company                                            Wisconsin
     IDS Realty Corporation                                                             Minnesota
     Kenwood Capital Management LLC                                                     Delaware
     Northwinds Marketing Group, LLC                                                    Delaware

Item 27. Number of Contract owners

         This contract is new and, therefore, does not have any contract owners.

Item 28. Indemnification

     The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters
         Item 29(a) and 29(b)


Item 29. Principal Underwriters.

(a) American Express Financial Advisors acts as principal underwriter for the following investment companies:

     AXP California Tax-Exempt Trust; AXP Dimensions Series, Inc.; AXP Discovery Series, Inc.; AXP Equity Series, Inc.; AXP Fixed Income Series, Inc.; AXP Global Series, Inc.; AXP Government Income Series, Inc.; AXP Growth Series, Inc.; AXP High Yield Income Series, Inc.; AXP High Yield Tax-Exempt Series, Inc.; AXP Income Series, Inc.; AXP International Series, Inc.; AXP Investment Series, Inc.; AXP Managed Series, Inc.; AXP Market Advantage Series, Inc.; AXP Money Market Series, Inc.; AXP Partners Series, Inc.; AXP Partners International Series, Inc.; AXP Progressive Series, Inc.; AXP Sector Series, Inc.; AXP Selected Series, Inc.; AXP Special Tax-Exempt Series Trust; AXP Stock Series, Inc.; AXP Strategy Series, Inc.; AXP Tax-Exempt Series, Inc.; AXP Tax-Free Money Series, Inc.; Growth Trust; Growth and Income Trust; Income Trust; Tax-Free Income Trust; World Trust; American Express Certificate Company.

(b)  As to each director, officer or partner of the principal underwriter:

         Name and Principal                 Position and Offices with
         Business Address*                  Underwriter

         Ruediger Adolf                     Senior Vice President

         Gumer C. Alvero                    Vice President - General
                                            Manager Annuities

         Ward D. Armstrong                  Senior Vice President -
                                            Retirement Services and
                                            Asset Management

         Mark J. Babij                      Vice President - Finance

         John M. Baker                      Vice President - Plan
                                            Sponsor Services

         Dudley Barksdale                   Vice President - Service
                                            Development

         Timothy V. Bechtold                Vice President -
                                            Insurance Products

         Arthur H. Berman                   Senior Vice President - Finance

         Walter S. Berman                   Director, Senior Vice President -
                                            and Chief Financial Officer

         Rob Bohli                          Group Vice President -
         10375 Richmond Avenue #600         South Texas
         Houston, TX  77042

         Walter K. Booker                   Group Vice President -
         Suite 200, 3500 Market             New Jersey
         Street
         Camp Hill, NJ  17011

         Bruce J. Bordelon                  Group Vice President -
         1333 N. California Blvd.,          Northern California
         Suite 200
         Walnut Creek, CA  94596

         Douglas W. Brewers                 Vice President - Sales
                                            Support

         Kenneth J. Ciak                    Vice President and
         IDS Property Casualty              General Manager - IDS
         1400 Lombardi Avenue               Property Casualty
         Green Bay, WI  54304

         Paul A. Connolly                   Vice President - Relationship
                                            Leader Retail Distribution Services

         James M. Cracchiolo                Director, Chairman, President and
                                            Chief Executive Officer

         Colleen Curran                     Vice President and
                                            Assistant General Counsel

         Luz Maria Davis                    Vice President -
                                            Communications

         Arthur E. DeLorenzo                Group Vice President -
         4 Atrium Drive, #100               Upstate New York/Vermont
         Albany, NY  12205

         Scott M. DiGiammarino              Group Vice President -
         Suite 500, 8045 Leesburg           Washington D.C./Baltimore
         Pike
         Vienna, VA  22182

         Kenneth Dykman                     Group Vice President -
         6000 28th Street South East        Greater Michigan
         Suite 200
         Grand Rapids, MI  49546

         Bradford L. Drew                   Group Vice President -
         Two Datran Center                  Eastern Florida
         Penthouse One B
         9130 S. Dadeland Blvd.
         Miami, FL  33156

         William V. Elliot                  Vice President - Financial
                                            Planning and Advice

         Gordon M. Fines                    Vice President - Mutual
                                            Fund Equity Investments

         Brenda H. Fraser                   Executive Vice President -
                                            AEFA Products and Corporate
                                            Marketing

         Peter A. Gallus                    Vice President -
                                            Investment
                                            Administration

         Ray S. Goodner                     Vice President - Senior
                                            Portfolio Manger

         Steve Guida                        Vice President -
                                            New Business and Service

         Teresa A. Hanratty                 Senior Vice President -
         Suites 6&7                         Field Management
         169 South River Road
         Bedford, NH  03110

         Lorraine R. Hart                   Vice President -
                                            Insurance Investments

         Janis K. Heaney                    Vice President -
                                            Incentive Management

         Brian M. Heath                     Senior Vice President
         Suite 150                          and General Sales Manager
         801 E. Campbell Road
         Richardson, TX  75081

         Jon E. Hjelm                       Group Vice President -
         319 Southbridge Street             Ohio Valley
         Auburn, MA  01501

         David J. Hockenberry               Group Vice President -
         30 Burton Hills Blvd.              Mid South
         Suite 175
         Nashville, TN  37215
 `
         Carol A. Holton                    Vice President - Third
                                            Party Distribution

         Claire Huang                       Senior Vice President - Retail
                                            Marketing

         Debra A. Hutchinson                Vice President -
                                            Relationship Leader

         Diana R. Iannarone                 Group Vice President -
         3030 N.W. Expressway               Great Plains
         Suite 900
         Oklahoma City, OK  73112

         Theodore M. Jenkin                 Group Vice President -
                                            Steel Cities

         James M. Jensen                    Vice President -
                                            Advice and
                                            Retail Distribution
                                            Group, Product,
                                            Compensation and Field
                                            Administration

         Greg R. Johnson                    Vice President - Advisory Planning
                                            Anaylsis

         Jody M. Johnson                    Group Vice President -
                                            Twin Cities Metro

         Nancy E. Jones                     Vice President - Business
                                            Development

         William A. Jones                   Vice President - Technologies

         John C. Junek                      Senior Vice President,
                                            General Counsel

         Ora J. Kaine                       Vice President -
                                            Retail Distribution Services
                                            and Chief of Staff

         Michelle M. Keeley                 Senior Vice President -
                                            Fixed Income

         Raymond G. Kelly                   Group Vice President -
         Suite 250                          North Texas
         801 East Campbell Road
         Richardson, TX  75081

         Claire Kolmodin                    Vice President - Service
                                            Quality

         Mitre Kutanovski                   Group Vice President -
         Suite 680                          Chicago Metro
         8585 Broadway
         Merrillville, IN  48410

         Lori J. Larson                     Vice President -
                                            Brokerage and Direct
                                            Services

         Daniel E. Laufenberg               Vice President and Chief
                                            U.S. Economist

         Jane W. Lee                        Vice President - New
                                            Business Development and
                                            Marketing

         Catherine M. Libbe                 Vice President - Marketing
                                            & Product Services

         Stephen M. Lobo                    Vice President - Investment
                                            Risk Management and Treasurer

         Diane D. Lyngstad                  Vice President - Lead Financial
                                            Officer, U.S. Retail Group

         Tom Mahowald                       Vice President and Director of
                                            Equity Research

         Timothy J. Masek                   Vice President and
                                            Director of Fixed Income
                                            Research

         Penny Mazal                        Vice President - Business
                                            Transformation

         Mark T. McGannon                   Vice President and General
                                            Sales Manager - AEFA Products

         Brian J. McGrane                   Vice President - LFO Finance

         Dean O. McGill                     Group Vice President -
         11835 W. Olympic Blvd              Los Angeles Metro
         Suite 900 East
         Los Angeles, CA  90064

         Sarah M. McKenzie                  Vice President - Wrap and Trust
                                            Products

         Timothy S. Meehan                  Secretary

         Paula R. Meyer                     Senior Vice President and
                                            General Manager - Mutual Funds

         Barry J. Murphy                    Executive Vice President -
                                            U.S. Retail Group

         Thomas V. Nicolosi                 Group Vice President -
         Suite 220                          New York Metro Area
         500 Mamaroneck Ave.
         Harrison, NY  10528

         Patrick H. O'Connell               Group Vice President -
                                            Southern New England

         Francois B. Odouard                Vice President - Brokerage

         Michael J. O'Keefe                 Vice President -
                                            Advisory Business Systems

         Carla P. Pavone                    Vice President -
                                            Strategic Products

         Kris Petersen                      Vice President - SPS and
                                            External Products

         John G. Poole                      Group Vice President -
         Westview Place, #200               Gateway/Springfield
         12323 Olive Blvd.
         Creve Couer, MO  63141


         Larry M. Post                      Group Vice President -
         One Tower Bridge                   New England
         100 Front Street 8th Fl
         West Conshohocken, PA
         19428

         Ronald W. Powell                   Vice President and
                                            Assistant General Counsel

         Teresa J. Rasmussen                Vice President and
                                            Assistant General Counsel

         Ralph D. Richardson III            Group Vice President -
         Suite 800                          Carolinas
         Arboretum Plaza One
         9442 Capital of Texas
         Hyw. N.
         Austin, TX  78759

         Daniel J. Rivera                   Vice President - Senior
                                            Portfolio Manager

         ReBecca K. Roloff                  Senior Vice President -
                                            Field Management and
                                            Financial Advisory
                                            Services

         Stephen W. Roszell                 Senior Vice President -
                                            Institutional

         Maximillian G. Roth                Group Vice President -
         Suite 201 S. IDS Ctr               Wisconsin/Upper Michigan
         1400 Lombardi Avenue
         Green Bay, WI  54304

         Diane M. Ruebling                  Group Vice President -
                                            Western Frontier

         Russell L. Scalfano                Group Vice President -
         Suite 201                          Illinois/Indiana/Kentucky
         101 Plaza East Blvd.
         Evansville, IN  47715

         Andrew C. Schell                   Vice President - Client Development
                                            and Migration

         Peter B. Schofield                 Vice President - Auditing

         Bridget Sperl                      Senior Vice President -
                                            Client Service

         Paul J. Stanislaw                  Group Vice President -
         Suite 1100                         Southern California/Hawaii
         Two Park Plaza
         Irvine, CA  92714

         Lisa A. Steffes                    Vice President -
                                            Marketing Offer
                                            Development

         David K. Stewart                   Vice President - AEFA Controller

         Lois A. Stilwell                   Group Vice President -
         Suite 433                          Greater Minnesota
         9900 East Bren Rd.                 Area/Iowa
         Minnetonka, MN  55343

         Caroline Stockdale                 Senior Vice President - Relationship
                                            Leader of Human Resources

         Jeffrey J. Stremcha                Vice President -
                                            Information Resource
                                            Management/ISD

         John T. Sweeney                    Vice President - Lead Financial
                                            Officer, Products

         Timothy N. Tanner                  Vice President - Technologies

         Craig P. Taucher                   Group Vice President -
         Suite 150                          Georgia/North Florida
         4190 Belfort Rd.
         Jackonville, FL  32216

         Neil G. Taylor                     Group Vice President -
         Suite 425                          Pacific Northwest
         101 Elliot Avenue West
         Seattle, WA  98119

         William F. Truscott                Senior Vice President -
                                            Chief Investment Officer

         George F. Tsafaridis               Vice President - Quality &
                                            Service Support

         Janet M. Vandenbark                Group Vice President -
         3951 Westerre Parkway, Suite 250   Virginia
         Richmond, VA 23233

         Peter S. Velardi                   Senior Vice President -
                                            Field Management

         Charles F. Wachendorfer            Group Vice President -
         Suite 100                          Detroit Metro
         Stanford Plaza II
         7979 East Tufts Ave. Pkwy.
         Denver, CO  80237

         Andrew O. Washburn                 Vice President -
                                            Mutual Fund Marketing

         Donald F. Weaver                   Group Vice President -
         3500 Market Street,                Eastern Pennsylvania/
         Suite 200                          Delaware
         Camp Hill, PA  17011

         Beth E. Weimer                     Vice President and
                                            Chief Compliance Officer

         William J. Williams                Senior Vice President -
                                            Field Management

         Dianne Wilson                      Vice President - Insurance
                                            Operations

         Michael D. Wolf                    Vice President - Senior
                                            Portfolio Manager

         Michael R. Woodward                Senior Vice President -
         32 Ellicott St                     Field Management
         Suite 100
         Batavia, NY  14020

         Doretta R. Wright                  Vice President -
                                            Brokerage Marketing

         David L. Yowan                     Vice President and
         40 Wall Street                     Treasurer
         19th Floor
         New York, NY  10004

         Rande L. Zellers                   Group Vice President -
         1 Galleria Blvd., Suite 1900       Delta States
         Metairie, LA  70001

* Business address is 70100 AXP Financial Center, Minneapolis, MN unless otherwise noted.


Item 29(c).

                     Net
Name of Principal    Underwriting     Compensation     Brokerage
Underwriter          Discounts and    on Redemption    Commissions  Compensation
                     Commissions
American Express     $213,957             None             None         None
Financial Advisors
Inc.

Item 30. Location of Accounts and Records

                  American Centurion Life Assurance Company
                  20 Madison Avenue Extension
                  Albany, NY  12203

Item 31. Management Services

                  Not applicable.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to American Centurion Life Contract Owner Service at the address or phone number listed in the prospectus.

(d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, American Centurion Life Assurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 11th day of February, 2003.

                               ACL VARIABLE ANNUITY ACCOUNT 2
                               (Registrant)

                               By American Centurion Life Assurance Company
                               (Depositor)

                               By /s/  Timothy V. Bechtold*
                                       --------------------
                                       Timothy V. Bechtold
                                       President and Chief Executive Officer

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 11th day of February, 2003.

Signature                            Title

/s/ Gumer C. Alvero*                 Director and Vice President - Annuities
    ----------------------
    Gumer C. Alvero

/s/ Timothy V. Bechtold*             Director, President and Chief Executive
    ----------------------           Officer
    Timothy V. Bechtold

/s/ Maureen A. Buckley*              Director, Vice President, Chief Operating
    ----------------------           Officer, Consumer Affairs Officer and
    Maureen A. Buckley               Claims Officer

/s/ Rodney P. Burwell                Director
    ----------------------
    Rodney P. Burwell

/s/ Robert R. Grew*                  Director
    ----------------------
    Robert R. Grew

/s/ Carol A. Holton*                 Director
    ----------------------
    Carol A. Holton

/s/ Jean B. Keffeler*                Director
    ----------------------
    Jean B. Keffeler

/s/ Eric L. Marhoun*                 Director, General Counsel and Secretary
    ----------------------
    Eric L. Marhoun

/s/ Thomas R. McBurney               Director
    ----------------------
    Thomas R. McBurney

/s/ Thomas V. Nicolosi*              Director
    ----------------------
    Thomas V. Nicolosi

/s/ Stephen P. Norman*               Director
    ----------------------
    Stephen P. Norman

/s/ Richard M. Starr*                Director
    ----------------------
    Richard M. Starr

/s/ Philip C. Wentzel*               Vice President and Controller
    ----------------------
    Philip C. Wentzel

/s/ Michael R. Woodward*             Director
    ----------------------
    Michael R. Woodward

/s/ Stephen M. Lobo***               Vice President and Treasurer
    ----------------------
    Stephen M. Lobo


* Signed pursuant to Power of Attorney, dated April 25, 2001, filed electronically as Exhibit 14 to Post-Effective Amendment No. 6 to Registration Statement No. 333-00519, on April 27, 2001 and incorporated by reference.


* Signed pursuant to Power of Attorney, dated November 5, 2002, filed electronically herewith as Exhibit 15.2 to this Initial Registration Statement.

*** Signed pursuant to Power of Attorney, dated November 5, 2002, filed electronically as Exhibit 15.2 to Initial Registration Statement
     No. 333-101051, filed on November 6, 2002, is incorporated by reference.


By: /s/ James M. Odland
    -------------------
        James M. Odland

                  CONTENTS OF PRE-EFFECTIVE AMENDMENT NO. 1 TO
                     REGISTRATION STATEMENT NO. 333-101051

This Initial Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

         The prospectus.

Part B.

         Statement of Additional Information.

         Financial Statements

Part C.

         Other Information.

         The signatures.

         Exhibits